FORM C/A
PART II OF OFFERING STATEMENT

DATED APRIL 3, 2026

OFFERING CIRCULAR

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE
12636 High Bluff Drive, Suite 400
San Diego, CA 92130
888-322-4368
www.invest.aare.com

Maximum Offering: $4,999,999.10 (USD)
Up to 1,580,262 shares of Class A Common Stock[1]
Includes up to 1,380,262 shares offered by the Company for cash consideration and up to 200,000 Bonus Shares[8]
for no additional cash consideration

Andrew Arroyo Real Estate Inc., a Delaware corporation d/b/a AARE (the "Company", "AARE", we, us, or our), as defined herein, are offering, on a "best efforts" basis, a maximum of 1,580,262 shares of non-voting Class A Common Stock (the "Offered Shares", "Shares" or "Securities"), composed of 1,380,262 shares to be offered directly by the Company for cash consideration ("Company Offered Shares"), and a maximum of 200,000 shares to be issued as "Bonus Shares" by the Company for no additional cash consideration to eligible investors in this offering based on certain criteria discussed herein. The minimum target offering is $10,001.72(the "Target Amount")(collectively, the "Offering"). The Offering is being conducted on a best- efforts basis and the Company must reach its Target Amount by April 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 30, 2026 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted before April 30, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

The total consideration of the Offering is up to $4,999,999.10 (including the investor processing fee discussed herein). The price offered is at $3.50 per Share on a "best efforts" basis. The Company will also charge investors a fee of approximately 3.5% of their investment amounts ("Investor Processing Fee"), approximately $0.1225 per Share, for an effective price per Share of $3.6225 and potential gross offering proceeds of $4,999,999.10. DealMaker Securities LLC (the "Intermediary") will receive a cash commission on this fee. The minimum dollar amount of Shares that may be purchased by any investor is $1,001 (286 shares), making the total minimum investment with the Investor Processing Fee included $1,036.04. For more information on the securities offered hereby, please see the item titled "Securities Being Offered" for further details. Within the last 12 months, the aggregate offering price of the shares sold by the Company was $1,136,430.

Eligible purchasers of Class A Common Stock are limited to up to fifteen percent (15%) of Bonus Shares issued by the Company for each Class A Common Stock purchased for $3.50 per share. See "Plan of Distribution" for further details.

The minimum amount of Securities that can be purchased is $1,001 per Purchaser (representing 286 Shares) (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

We will conduct separate closings, with closings being conducted on a rolling basis, which could be based on daily acceptance of investor subscriptions, but operationally will generally take place less frequently. Closings will occur promptly after receiving investor funds, but no less frequently than every 30 days.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular, unless the Company does not accept a subscriber's investment. All proceeds received by us from subscribers for this Offering will be available for use by us upon acceptance of subscriptions for the Securities by us.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. NON-ACCREDITED INVESTORS ARE LIMITED IN THE AMOUNTS THEY ARE ALLOWED TO INVEST IN ALL REGULATION CROWDFUNDING OFFERINGS OVER THE COURSE OF A 12-MONTH PERIOD: IF EITHER OF A NON-ACCREDITED INVESTOR'S ANNUAL INCOME OR NET WORTH IS LESS THAN $124,000, THEN THE INVESTOR'S INVESTMENT LIMIT IS THE GREATER OF $2,500 OR 5 PERCENT OF THE GREATER OF THE NON-ACCREDITED INVESTOR'S ANNUAL INCOME OR NET WORTH. IF BOTH ANNUAL INCOME AND NET WORTH ARE EQUAL TO OR MORE THAN $124,000, THEN THE NON-ACCREDITED INVESTOR'S LIMIT IS 10 PERCENT OF THE GREATER OF THEIR ANNUAL INCOME OR NET WORTH. DURING ANY 12-MONTH PERIOD, THE AGGREGATE AMOUNT OF SECURITIES SOLD TO A NON-ACCREDITED INVESTOR THROUGH ALL REGULATION CROWDFUNDING OFFERINGS MAY NOT EXCEED $124,000, REGARDLESS OF THE NON-ACCREDITED INVESTOR'S ANNUAL INCOME OR NET WORTH. SPOUSES ARE ALLOWED TO CALCULATE THEIR NET WORTH AND ANNUAL INCOME JOINTLY. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 100 OF REGULATION CF. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

Investing in crowdfunding and our Common Stock involves a high degree of risk. See "Risk Factors" beginning on page 7 for a discussion of certain risks that you should carefully consider in connection with an investment in our Common Stock.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Price to Public[1]	Intermediary Fee and Commissions[2]	Proceeds to Issuer[3][4]
Per Share[6][10]	$ 3.50	$ 0.2975	$ 3.2025
Investor Processing Fee[6]	$ 0.1225	$ .0104	$ 0.1121
Total[7] (Offering Maximum)	$ 4,999,999	$ 425,000	$ 4,574,999

_____

[1] We are offering a maximum of 1,580,262 shares offered of non-voting Class A Common Stock, composed of 1,380,262 shares to be offered by the Company and a maximum of 200,000 shares to be issued by the Company as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria set forth herein, for total consideration up to $4,999,999.10.

[2] The Company has engaged DealMaker Securities, LLC, a FINRA/SIPC registered broker-dealer ("DealMaker" or "Intermediary") and its affiliates, to perform administrative and compliance related functions in connection with this offering. The Intermediary does not purchase any securities from the issuer with a view to sell those for the issuer as

part of the distribution of the security. As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission (the "Intermediary Fee") based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $15,000 monthly fee payable to DealMaker Securities LLC and its affiliates.

[3] This is a "best efforts" offering. See "Plan of Distribution" for additional information.

[4] The Company will incur expenses relating to this offering, in addition to fees payable to the Intermediary, that are not reflected in the above. See "Plan of Distribution" for additional information.

[5] Not applicable for this Offering.

[6] Each investor will be required to pay an Investor Processing Fee to the Company at the time of subscription to help offset transaction costs equal to 3.5% of the subscription price per share ($0.1225 per share). No Shares will be issued in consideration for the Investor Processing Fee. The Company, Intermediary and its affiliates will receive compensation on this fee. The Investor Processing Fee will be counted towards the maximum offering amount and the individual investor limitations for non-accredited investors. See "Plan of Distribution" for more details. We note that the Investor Processing Fee will only be based on the purchase price for shares in this Offering, and therefore will not be affected by any Bonus Shares investors receive in this Offering. This fee may be waived by the Company in its sole discretion.

[7] Total proceeds raised in this Offering by the Company include up to $4,830,917 from the sale of Shares and $169,082.10 in Investor Processing Fees.

[9] Eligible purchasers of Class A Common Stock are limited to up to fifteen percent (15%) Bonus Shares for each Class A Common Stock purchased for $3.50 per share. See "Plan of Distribution" for further details, including the eligibility criteria to receive Bonus Shares in this Offering. We note that purchasing shares of Class A Common Stock in this offering is a requirement to receive Bonus Shares. Even if investors, existing stockholders of our Company, or AARE members meet the criteria set forth in "Plan of Distribution", such as signing up for and attending webinars, they will not receive any Bonus Shares unless they purchase shares of Class A Common Stock for cash in this Offering Circular.

[10] Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see the "Plan of Distribution" for additional information.

Restrictions on resale

Under Regulation Crowdfunding (Reg CF), securities generally cannot be resold for a one-year period after their issuance. After the initial year, restrictions are lifted, but they can be transferred within the first year under specific exceptions, such as to the issuer, an accredited investor, or as part of a registered public offering. Transfers to a family member, a trust controlled by the purchaser, or following circumstances like death or divorce are also permitted exceptions.

Disqualification disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Other Regulation CF disclosures

The Company nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Regulation CF.

The Company will file Form C-U when it reaches 50% and 100% of its Target Amount.

Investors will be able to find the Company's annual report on the date no later than 120 days following the end of the calendar year by which such report will be available on the Company's website at https://aare.com/sec-filings/.

Previous exempt offerings in the last three years

In the past three years the Company has conducted two exempt offering through Regulation A.

1. The first offering was originally qualified by the SEC on October 12, 2021 and extended through post qualification amendment on November 4, 2022 and January 4,2024. Common stock was offered in this offering. The number of securities sold was 496,914 shares. The use of proceeds was for nationwide expansion of our service operations and working capital.
2. The second offering was qualified by the SEC on December 9, 2024. Common stock was offered in this offering. The number of securities sold was 200,000 shares. The use of proceeds was for nationwide expansion of our service operations, working capital and development of our real estate investment trust.

We are using the Form 1-A Offering Circular format for the disclosure in this Regulation CF Offering Circular.

There is currently no trading market for our common stock. Our common stock is not currently listed on any national securities exchange, quotation system or the Nasdaq stock market and there is no market for our securities. There is no guarantee that an active trading market will develop in our securities.

These are speculative securities. Investing in our Common Stock involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 7.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company, including estimates and other statistical data, are based on information from various public sources. Although we believe that this data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involves a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to "we", the "Company", "our" and "us" refer to Andrew Arroyo Real Estate Inc., a Delaware corporation d/b/a AARE, the combined entity after the merger described herein that closed on July 31, 2021. References to the "board", the "board of directors", the "Board" or the "Board of Directors" means the Board of Directors of Andrew Arroyo Real Estate Inc., a Delaware corporation d/b/a AARE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Our Business" and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as "anticipate", "assume", "believe", "could", "estimate", "expect", "intend", "goal", "may", "might", "objective", "plan", "possible", "potential", "project", "should", "strategy", "will" and "would" or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1. Future services;
2. Future products;
3. The availability of, and terms and costs related to, future borrowing and financing;
4. Estimates of future sale;
5. Future transactions;
6. Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7. Estimates regarding potential cost savings and productivity; and
8. Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Offering Circular, including those set forth in the "Risk Factors" section and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Offering Circular.

The Offering Circular Summary highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

TABLE OF CONTENTS

ITEM 2	TABLE OF CONTENTS	**6**
ITEM 3	SUMMARYAND RISK FACTORS	**7**
ITEM 4	DILUTION	**45**
ITEM 5	PLAN OF DISTRIBUTION	**46**
ITEM 6	USE OF PROCEEDS TO ISSUER	**53**
ITEM 7	DESCRIPTION OF BUSINESS	**55**
ITEM 8	DESCRIPTION OF PROPERTY	**59**
ITEM 9	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	**59**
ITEM 10	DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	**68**
ITEM 11	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	**69**
ITEM 12	SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	**71**
ITEM 13	INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	**73**
ITEM 14	SECURITIES BEING OFFERED	**74**
ITEM 15	FINANCIAL STATEMENTS	**F-1**

Table of Contents

ITEM 3 SUMMARY AND RISK FACTORS

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in our Company discussed in the "Risk Factors" section of this Offering Circular, before making an investment decision.

We do not incorporate the information on or accessible through our website into this Offering Circular, and you should not consider any information on, or that can be accessed through, our website as a part of this Offering Circular.

Company Information

Andrew Arroyo Real Estate Inc. (the "Company", "AARE" or "We") is a nationwide American real estate company providing a comprehensive range of services, including sales, leasing, financing, investing and property management for residential, commercial, and business opportunities. Founded by Andrew Michael Arroyo, who began his real estate career in 1999, AARE has a successful track record of thousands of real estate sales, exceeding $2.75 billion. Mr. Arroyo further expanded his expertise in 2009 by obtaining a Series 65 license and registering as a Registered Investment Advisor (RIA) in California. AARE was originally established as Andrew Arroyo Real Estate, Inc., a California corporation (AARE-CA), in 2004. On July 31, 2021, AARE-CA merged with and into Andrew Arroyo Real Estate, Inc., a Delaware corporation (AARE-DE), with AARE-DE as the surviving entity. This merger facilitated the company's re-incorporation from California to Delaware, a strategic move to prepare for nationwide expansion, capital fundraising, and a public offering. We operate under the trademark and d/b/a "AARE." Currently, AARE is licensed and registered to conduct real estate services in 25 states and the District of Columbia, and loan origination services in 4 states. The company has approximately three hundred members (agents, brokers, loan officers, managers, and staff) dedicated to smooth operations.

AARE is a mission-driven organization rooted in clear values. Our mission is to demonstrate Generous Capitalism® in the public markets by growing profits and increasing shareholder value, while also contributing to those in need and fulfilling God's will through real estate. Our vision is to "bear fruit," an investment principle signifying positive results. Our objective is to establish a global real estate corporation based on our Generous Capitalism® business model. With a twenty-year history of successful operations and strategic growth, AARE is poised to become a pioneering faith-based, purpose-driven real estate company. Our plan is to develop a Real Estate Investment Trust (REIT) and eventually list on a major public stock exchange. This achievement would offer a unique investment opportunity for faith-driven individuals and institutions, while solidifying AARE's position as a leader in ethical and principled real estate development and investment. Our unwavering commitment to our mission and vision resonates with investors seeking both financial returns and meaningful impact, distinguishing AARE as a beacon of integrity and purpose within the real estate industry.

In 2024, we developed plans to grow our investment division. The Company has monitored the marketplace nationwide and found discounted properties from the peak prices of 2022-2023 primarily in the multifamily and office property types. To date, the Company has not entered any negotiations or agreements regarding any proposed transactions but has identified several properties in California, Nevada, Arizona, Texas, Tennessee, New Mexico and Florida that meet the "discounted from peak price" criteria that the Company believes will provide value. Based on what we view as a rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division. The Company is currently raising funds to (1) directly acquire real estate investment properties, (2) invest with other syndicators and partnerships nationwide who finance or acquire real estate investment properties (herein referred to as "Partner Operators"), and (3) invest in other private or publicly traded real estate investment trusts. The Company plans to elect to become a real estate investment trust (REIT). If we are successful in the transition to becoming a REIT, then the current real estate services will continue in a taxable REIT subsidiary ("TRS"). New and existing shareholders will own shares in both the REIT and the TRS.

If the capital raised through this Offering is not able to be deployed immediately into commercial real estate investments, the Company will invest in short-term liquid money market accounts and short-term or long-term government treasuries, which may include exchange traded funds (ETF), to generate interest income that will be available for distribution to shareholders as a dividend in lieu of investment income from the real estate properties.

Real Estate Investment Trust (REIT) Qualification Information

Companies owning or financing real estate must meet a number of organizational, operational, distribution and compliance requirements to qualify as a REIT. There are rules that govern issues such as dividend distributions and the composition of a company's assets. A U.S. REIT must be formed in one of the 50 states or the District of Columbia as an entity taxable for federal purposes as a corporation. It must be governed by directors or trustees and its shares must be transferable. Beginning with its second taxable year, a REIT must meet two ownership tests: it must have at least 100 shareholders (the "100 Shareholder Test") and five or fewer individuals cannot own more than 50% of the value of the REIT's stock during the last half of its taxable year (the "5/50 Test"). To ensure compliance with these tests, most REITs include percentage ownership limitations in their organizational documents. A REIT must satisfy two annual income tests and a number of quarterly asset tests to ensure the majority of the REIT's income and assets are derived from real estate sources. At least 75% of the REIT's annual gross income must be from real estate-related income such as rents from real property and interest on obligations secured by mortgages on real property. An additional 20% of the REIT's gross income must be from the above-listed sources or other forms of income such as dividends and interest from non-real estate sources (like bank deposit interest). No more than 5% of a REIT's income can be from non-qualifying sources, such as service fees or a non-real estate business. Quarterly, at least 75% of a REIT's assets must consist of real estate assets such as real property or loans secured by real property. A REIT cannot own, directly or indirectly, more than 10% of the voting securities of any corporation other than another REIT, a taxable REIT subsidiary (TRS) or a qualified REIT subsidiary (QRS). Nor can a REIT own stock in a corporation (other than a REIT, TRS or QRS) in which the value of the stock comprises more than 5% of a REIT's assets. Finally, the value of the stock of all of a REIT's TRSs cannot comprise more than 20% of the value of the REIT's assets. In order to qualify as a REIT, the REIT must distribute at least 90% of its taxable income. To the extent that the REIT retains income, it must pay taxes on such income just like any other corporation. Additionally, in order to qualify as a REIT, a company must make a REIT election by filing an income tax return on Form 1120-REIT. Since this form is not due until March, the REIT does not make its election until after the end of its first year (or part-year) as a REIT. Nevertheless, if it desires to qualify as a REIT for that year, it must meet the various REIT tests during that year (except for the 100 Shareholder Test and the 5/50 Test, both of which must be met beginning with the REIT's second taxable year). Finally, the REIT must mail annual letters to its shareholders requesting details of beneficial ownership of shares.

Market Opportunity

This investment opportunity focuses on commercial real estate with an emphasis on multifamily and the flexibility to invest in office, retail, industrial, self-storage, and specialty properties when market conditions are ripe. It aims to positively impact communities and deliver above-market-rate returns to purpose-driven investors. We believe the current real estate market presents a prime investment opportunity, especially in the multi-family property sector. Various economic factors have aligned to create an environment ripe for strategic acquisition at reduced prices. Key factors include valuation adjustments, loan maturities, institutional portfolio rebalancing, forecasted inventory, prudent underwriting, interest rate cycles, and market volatility advantages. According to a January 2024 report published by Freddie Mac, over the next 3 years, approximately 42% of commercial real estate loans are set to mature amidst substantial increases in interest rates and tightened underwriting standards. This presents a unique window for our Company to develop a real estate investment trust (REIT) and engage in advantageous acquisitions and community transformation.

Table of Contents

Investment Philosophy

Our investment philosophy aims to achieve strong financial returns while positively impacting society. We plan to combine careful financial management with a dedication to social responsibility, targeting properties with potential for added value and thriving communities. This strategy aligns with our broader objectives of generating superior returns while contributing to our communities' well-being. Our core mission goes beyond financial stewardship to focus on tenant well-being and community enrichment. We partner with organizations like Apartment Life and Marketplace Chaplains to foster vibrant communities and directly support residents. Our initiatives aim to generate financial returns and create inclusive communities where every resident can thrive.

Competitive Advantages

We believe there are seven (7) primary competitive advantages that separate our investment operations from competitors:

- **Proven Track Record:** Our management's success with previous syndications underscores our experience and capability. Our CEO, Andrew Arroyo, has successfully managed two private nonpublic syndication programs. In 2010-2014, Mr. Arroyo was the founder and managing member of San Diego Foreclosure Fund, LLC and from 2016-present day he continues to be the founder and managing member of the Neighborhood Investment Network, LLC. When San Diego Foreclosure Fund, LLC wound up operations in 2014, investors received their original capital back plus above market rate annualized returns. Neighborhood Investment Network, LLC is still operating and has not yet returned any of the initial capital investments, however, the unrealized gains in the equity have grown year over year and the current valuation of the unrealized gains is above market rate annualized returns.

- **Economic Resilience:** Our experience with economic cycles and risk mitigation positions us to navigate market fluctuations effectively.

- **Acquisition Deal Flow:** AARE's extensive network of brokers in multiple states gives us an edge in securing off-market deals. We engage directly with principals to access motivated sellers and discounted properties at competitive costs.

- **Conservative Leverage:** To avoid over-leveraging risks, we use prudent financial strategies and typical loan-to-value ratios between 50% and 65%.

- **Renovation Expertise:** We have extensive experience in value-adding renovations and enhancing property value.

- **Tax Efficiency:** Our expertise encompasses 1031 exchanges, depreciation strategies, and cost segregation for accelerated depreciation benefits.

- **Vertical Integration:** We benefit from operational excellence. Offering a suite of services through AARE ensures we capture the best opportunities and enhance asset value with exceptional efficiency.

We believe there are seven (7) primary competitive advantages that separate our service operations from competitors:

- **Culture:** Our culture is a reflection of a healthy organization with clear values that include faith, relationships, accountability, integrity, truth, honesty, trust, standards of excellence, clear communication, work-life balance, morals, ethics, loyalty, gratefulness, success and rewards. We are considered a safe harbor by our members for individuals of all walks of life during a period of history that is polarizing on the social, economic and political spectrum.

- **Equity Compensation:** We have introduced a unique equity compensation plan that gives us the ability to recruit, retain, motivate and inspire our members. We will be able to grow revenue with less capital investment required by using our stock for compensation. Providing our members with equity compensation is a unique differentiator from our peers. For real estate firms, equity compensation is extremely rare; nearly non-existent in the real estate industry. This gives our members ownership in the company and as stakeholders they have more incentive and motivation to grow the revenue and profits. This also reinforces our internal generosity practices within our Generous Capitalism® business model.

- **Multiple Revenue Streams**: Residential, commercial, lending, business opportunities, syndication and property management services all under one umbrella. This provides multiple streams of income for our agents and loan officers as well as a complete "one-stop" real estate shop for our clients.

- **Generosity Based Business Model:** Our culture is based on generosity and social responsibility during a generational change in workforce. We believe the next generation is demanding a new form of capitalism that illustrates healthy and sustainable business practices externally to the communities it serves in addition to creating jobs, profits and opportunities to its internal stakeholders. We have developed that exact business model and we call it "Generous Capitalism®".

- **High Growth Potential**: We participate in a market that we expect to experience significant growth throughout North America facilitated by a steady increase in new U.S. demand for housing/investments, and the fact we are able to provide real estate and lending services in multiple segments of our market including residential, commercial, property management, business opportunities, and syndication. We have a growing sales network. In the last three years, we have been licensed and expanded into 23 additional states and the District of Columbia in the U.S. and established our sales network throughout North America that is overseen by our team of managers and directors.

- **Experienced Executive Team:** Our focused and experienced management team is dedicated to our operation and to implementing our business strategies. Each member of the executive team has been involved with the Company for several years and has been instrumental in developing our strategy. Our success strategy and execution that was implemented in California over the last 15 years in now being replicated in all major markets throughout the U.S.

- **Intellectual Property:** Our media and training properties coupled with use of advanced technology leads to more market penetration and smoother operations as a company while the real estate industry as a whole transitions to the digital age. Our up-to-date media assets designed specifically for the real estate and lending market give us an edge over our competition. We believe the AARE media and training properties and brand name has a strong legacy dating from the launch of the California corporation in 2004, and we believe it has to this day retained a strong brand loyalty amongst clients, agents and loan officers. We are now licensed in 25 states in the U.S. and the District of Columbia and our media assets have been hand tailored to address our new digital age marketplace. Through our media properties, we have the ability to scale our communication and service offerings across the globe. We hold copyrights and trademarks that protect our intellectual property.

Alongside our competitive advantages, we believe it is our core values and beliefs that make our real estate, lending and property management services extraordinary. In addition, our management steadfastly believes that charitable giving and sharing are a vital component of a successful business. To that end, up to twenty percent (20%) of our net profit goes to charity. Net profit for the corporation is defined as top line revenue minus the cost of sales minus all expenses before dividends (if any) are paid. Up to ten percent (10%) of our net profit is donated in the form of cash contributions to charitable organizations. In addition to our cash contributions, our annual goal is to give up to an additional ten percent (10%) in the form of client credits and in-kind contributions to charitable organizations. We believe that with success comes the responsibility to do what we can for those less fortunate. As a result, we give charitable contributions to faith-based and secular non-profit organizations that support a variety of social improvement projects. This includes missions and ministries with significant human impact that improve our local communities, the environment, and our social well-being while demonstrating a positive form of governance. We have no intention of deviating from this policy or reducing the amount we give to charity. The charitable giving policy has been written into our Bylaws. The amount of charitable giving could have a significant impact on our bottom line and affect shareholders' earnings per share. Investors should not invest if they are not comfortable with our charitable contribution plans. For the years ending December 31, 2024 and 2023, the Company donated $112,592 and $119,206 in cash respectively. These amounts are included as a component of general and administrative expenses in our statements of operations. The Company did not make any client credits or in-kind contributions during the years ended December 31, 2023 and 2024.

Investment Management Company

In order to comply with state and federal investment advisor laws pertaining to fee-based investment advisory services, we have entered into an Investment Management Agreement, referenced within the Exhibits section of this Offering Circular, with Andrew Arroyo Investments, LLC, a registered investment advisor that is controlled by Andrew Arroyo, our Chief Executive Officer and Chairman of the Board (herein referred to as the "Investment Management Company"). Andrew Arroyo Investments, LLC shall serve as the Investment Management Company pursuant to the Investment Management Agreement, and in that capacity carry out all duties relating to the conduct of the investment advisory activities that are required of our Company (and the collection of Management and Performance Fees). The Investment Management Company is authorized to exercise those rights and powers set forth in the Investment Management Agreement necessary for it to provide discretionary investment advisory and portfolio management services to our Company and to arrange for the execution of the Company's portfolio transactions. The Investment Management Company shall be required to devote to the conduct of the investment activities of the Company the time and attention that it reasonably determines, in its sole discretion, is necessary to conduct the investment activities of our Company. Notwithstanding anything in the Investment Management Agreement to the contrary, the Investment Management Company may, in its sole discretion, appoint additional or other persons or entities to provide investment advisory services to our Company. Although the officers, directors and appointed members of our Company may take part in the management or operation of the investments, the shareholders of our Company shall take no part in the investment management or operation of the investments of the Company and shall have no authority or right to act on behalf of or in the name of our Company in connection with any investment matter.

Fees & Expenses Related to the Management and Performance of Investment Properties and Partnership Interests

Asset Management Fee

Our Company has agreed to pay the Investment Management Company, monthly, an Asset Management Fee of 1.75% per annum of the assets under management ("AUM") for any direct property investments owned by our Company and an Asset Management Fee of 1.25% for any partnership interest investments (with "Partner Operators") owned by the Company. The reason for the difference in Management Fee for the partnership interest investments is because our Partner Operators will charge their own Management Fee that typically range from 1.50%-2.00%, with some exceptions. When that is the case, the Investment Management Company will negotiate the most favorable terms possible with the Partner Operator. When we invest with Partner Operators, our Company will pay two separate management fees. One Management Fee will be paid to our Partner Operators and the other will be paid to the Investment Management Company.

The AUM fee is based on the total invested capital account balance in investment properties and partnership interests (through our Partner Operators) as of the beginning of the relevant calendar month. The AUM fee will not be charged on any debt that is used to finance properties. If we are successful in the transition to become a REIT, the Investment Management Company, in its sole discretion at any time, may transition the Asset Management Fee to be based on the Net Asset Value ("NAV"), instead of AUM. The primary reason for this potential transition to base the Asset Management Fee on NAV is because NAV is a common valuation method with a REIT. The total invested capital account will be calculated by taking into account all subscriptions and contributions allocated for real estate investment through this Offering and follow on offerings, distributions, allocations of Net Profits and Net Losses, Performance Fees and other adjustments. Management Fees applicable to capital contributed on a date other than the first day of a month are prorated. Management Fees already paid but associated with a capital withdrawal or distribution before the end of a calendar month are not refunded from either the Investment Management Company or from our Company. Management Fees as to particular shareholders may vary by separate agreement with the Investment Management Company.

Performance Fee (Carried Interest) & Preferred Return (Hurdle Rate)

An annual Preferred Return (or "Hurdle Rate") of 6.00% has been established between our Company and the Investment Management Company. This means that until the Hurdle Rate is achieved, no Performance Fee will be paid. After the Hurdle Rate is achieved, then the Investment Management Company will be paid a Performance Fee.

Our Company has agreed to pay the Investment Management Company, annually, a Performance Fee of 20.00% per annum of the net profits (Carried Interest) above the Preferred Return for any direct property investments owned by our Company and a Performance Fee of 15.00% above the Preferred Return for any partnership interest investments owned by our Company with our Partner Operators. The reason for the difference in Performance Fee for the partnership interest investments is because our Partner Operators will charge their own Performance Fee that typically ranges from 20.00%-30.00%, with some exceptions. When that is the case, the Investment Management Company will negotiate the most favorable terms possible with the Partner Operator. When we invest with Partner Operators, our Company will pay two Performance Fees. One Performance Fee will be paid to our Partner Operators and the other will be paid to the Investment Management Company.

Carried Interest is the remuneration the Investment Management Company receives for managing the investments and partnership interests (through our Partner Operators) after our Company has received its Preferred Return, which is calculated on an annual, non-compounding, cumulative basis based our Company's capital investments. It is reward-based, reflects a percentage of the net profits of the Company, applied at the end of each Performance Period (calendar year), with a 100% "catch-up" (or "high water mark") provision and is further explained under *Allocation of Profits and Losses* below. The Investment Management Company is not paid any Carried Interest in loss years, should any occur, and any years following a loss year in which the Members suffering the loss have not yet recouped that loss. *See* "*High Water Mark Limitation*" under *Allocation of Profits and Losses* below.

Calculation of AUM, Partnership Interest Investments, Performance Fee and Hurdle Rate

The following is intended to serve as a theoretical and simplified example regarding the calculation of assets under management (AUM), partnership interest investments, and Performance Fee and Hurdle Rate. The following calculations are for a theoretical company and is meant as an illustration only and not a limitation or otherwise and does not limit the otherwise applicable discretion of the Investment Management Company under the Investment Management Agreement in any fashion and should not be read as predictive results from actual investments.

Gross Return is defined as the entire return received by the Company before any Investment Management Company AUM Fees or Performances Fees are calculated and after all Partner Operator fees or expenses are calculated. Net Return is defined as the entire return received by the Company after all Investment Management Company AUM Fees and Performances Fees are calculated (including the Hurdle Rate) and after all Partner Operator fees or expenses are calculated. Surplus is defined as a positive balance in the Hurdle Rate calculation carryover balance. Deficit is defined as a negative balance in the Hurdle Rate calculation carryover balance.

Day 1: Assume that a theoretical company has $2 million to invest with an Investment Management Company and invests in two separate real estate property investments, A and B, each of which it invests $1 million. Investment A is a direct real estate property investment of the Company and Investment B is partnership interest investment in a Partner Operator. On Day 1, the current valuation of the Assets Under Management (*AUM*) is $2 million.

Day 365 of Year 1: Assume at the end of the first Performance Year that the Gross Return on Investments A and B are both coincidentally 10%, for a gain of $100,000 for each A and B. The AUM fee is 1.75% or $17,500 ($1,000,000 x 1.75% = $17,500) for Investment A and 1.25% or $12,500 ($1,000,000 x 1.25% = $12,500) for Investment B. The Hurdle Rate for both Investments A and B is 6% or $60,000 compounded annually. Based on the 10% annual gain and the Hurdle Rate provision, this year will qualify for a Performance Fee as the return is above the Hurdle Rate of 6%.After deducting the AUM from the Gross Returns, the Performance Fee for Investment A is 20%or $16,500 ($100,000 - $17,500 = $82,500 x 20% = $16,500) and the Performance Fee for Investment B is 15% or $13,125 ($100,000 - $12,500 = $87,500 x 15% = $13,125). The Net Return at Day 365 of Year 1 to the Company for Investment A is $66,000 ($100,000 Gross Return - $17,500 AUM Fee - $16,500 Performance Fee = $66,000 Net Return) and for Investment B is $74,375($100,000 Gross Return - $12,500 AUM Fee - $13,125 Performance Fee = $74,375 Net Return). The resulting capital balance of the Company's investments at Day 365 of Year 1 is $1,066,000 for Investment A and $1,074,375 for Investment B bringing the total AUM to $2,140,375. Based on the Day 365 of Year 1 results for Investment A and B of a 10% return resulting in a Net Return of $66,000 and $74,375, respectively, the cumulative Surplus moving into Year 2 calculations in the Hurdle Rate carryover is positive $6,000 ($66,000 Gross Return after AUM - $60,000 Hurdle Rate = $6,000 Surplus) for Investment A and positive $14,375 ($74,375 Gross Return after AUM - $60,000 Hurdle Rate = $14,375 Surplus) for Investment B. The Hurdle Rate Surplus will carry over into Year 2 based on the carryover and catch-up provision of the Investment Management Agreement.

Day 365 of Year 2: Assume at the end of the second Performance Year that the Gross Return on Investments A and B are both coincidentally 5%, for a gain of $53,300 ($1,066,000 x 5% = $53,300) for Investment A and a gain of $53,719 ($1,074,375 x 5% = $53,719) for Investment B. The AUM fee is 1.75% or $18,655 ($1,066,000 x 1.75% = $18,655) for Investment A and 1.25% or $13,430 ($1,074,375 x 1.25% = $13,430) for Investment B. The compounded Hurdle Rate for Investment A is $63,960 ($1,066,000 x 6% = $63,960) and for Investment B is $64,463 ($1,074,375 x 6% = $64,463). Based on the 5% annual gain and the Hurdle Rate provision, this year will not qualify for a Performance Fee as the return is under the Hurdle Rate of 6%. After deducting the AUM from the Gross Returns, the

Net Return at Day 365 of Year 2 to the Company for Investment A is $34,645 ($53,300 Gross Return - $18,655 AUM Fee - $0 Performance Fee = $34,645 Net Return) and for Investment B is $40,289 ($53,719 Gross Return - $13,430 AUM Fee - $0 Performance Fee = $40,289 Net Return).The resulting capital balance of the Company's investments at Day 365 of Year 2 is $1,100,645 for Investment A and $1,114,664 for Investment B bringing the total AUM to $2,215,309. Based on the Day 365 of Year 2 results for Investment A and B of a 5% return resulting in a Net Return of $34,645 and $40,289, respectively, the cumulative Deficit moving into Year 3 calculations in the Hurdle Rate carryover is negative $23,315 ($34,645 Gross Return after AUM - $63,960 Hurdle Rate + $6,000 Year 1 Carryover Surplus = -$23,315 Deficit) for Investment A and negative $9,799($40,289 Gross Return after AUM - $64,463 Hurdle Rate + $14,375 Year 1 Carryover Surplus = -$9,799 Deficit) for Investment B. The Hurdle Rate Deficits will carry over into Year 3 based on the carryover and catch-up provision of the Investment Management Agreement.

Table of Contents

Day 365 of Year 3: Assume at the end of the third Performance Year that the Gross Return on Investments A and B are both coincidentally 15%, for a gain of $165,097 ($1,100,645 x 15% = $165,097) for Investment A and a gain of $167,200 ($1,114,664 x 15% = $167,200) for Investment B. The AUM fee is 1.75% or $19,261 ($1,110,645 x 1.75% = $19,261) for Investment A and 1.25% or $13,933 ($1,114,664 x 1.25% = $13,933) for Investment B. The compounded Hurdle Rate for Investment A is $66,039($1,100,645 x 6% = $66,039) and for Investment B is $66,880 ($1,114,664 x 6% = $66,880). Based on the 15% annual gain and the Hurdle Rate provision, this year will qualify for a Performance Fee as the return is above the Hurdle Rate of 6%. After deducting the AUM from the Gross Returns, the Performance Fee for Investment A is 20% or $29,167 ($165,097 - $19,261 = $145,835 x 20% = $29,167) and the Performance Fee for Investment B is 15% or $22,990 ($167,200 - $13,933 = $153,266 x 15% = $22,990). The Net Return at Day 365 of Year 3 to the Company for Investment A is $116,668 ($165,097 Gross Return - $19,261 AUM Fee - $29,167 Performance Fee = $116,668 Net Return) and for Investment B is $130,276 ($167,200 Gross Return - $13,933 AUM Fee - $22,990 Performance Fee = $130,276 Net Return).The resulting capital balance of the Company's investments at Day 365 of Year 3 is $1,217,313 for Investment A and $1,244,940 for Investment B bringing the total AUM to $2,462,254. Based on the Day 365 of Year 1 results for Investment A and B of a 15% return resulting in a Net Return of $116,668 and $130,276, respectively, the cumulative Surplus moving into Year 4 calculations in the Hurdle Rate carryover is positive $56,481 ($145,835 Gross Return after AUM - $66,039 Hurdle Rate - $23,315 Year 2 carryover Deficit = $56,482 Surplus) for Investment A and positive $76,587 ($153,266 Gross Return after AUM - $66,880 Hurdle Rate - $9,799 Year 2 carryover Deficit = $76,587 Surplus) for Investment B. The Hurdle Rate Surplus will carry over into Year 4 based on the carryover and catch-up provision of the Investment Management Agreement.

Acquisition Fee

The Investment Management Company will be paid an acquisition fee ("Acquisition Fee") in connection with the direct acquisition of any real estate investment property. The Acquisition Fee shall not exceed 1.00% of the total purchase or selling price of the real estate investment property. There will not be an Acquisition Fee charged by the Investment Management Company when the Company invests in partnership interests with Partner Operators, however, the Partner Operator may charge their own acquisition fees to the Company. The Company and its sales representative may also be paid a selling broker or listing broker fee by other parties to a transaction of a purchase or a sale of a real estate investment property.

Finance Fee (Capital Transactions)

The Investment Management Company will be paid a finance fee ("Capital Transaction Fee") in connection with the direct financing or refinancing of any real estate investment property. The Capital Transaction Fee shall not exceed 1.00% of the total capital financed for the real estate investment property. There will not be a Capital Transaction Fee charged by the Investment Management Company when the Company invests in partnership interests with Partner Operators, however, the Partner Operator may charge their own capital transaction fees to the Company. The Company and its loan representative may also be paid a loan origination fee in connection with the direct financing or refinancing of any real estate investment property

Property Management Fee

Initially, it is the intent of the Company to hire outside property managers that specialize in the type of assets we acquire for the day-to-day management of the assets, however, as the Company's property management division grows, we intend to self-manage where it serves in the best interest of the shareholders. Typically, property management fees are negotiable and range from 2.50%-5.00% of the effective gross receipts received, depending on the size and complexity of the managed asset. Other typical fees, such as risk management, revenue management, technology and other similar fees, shall also be payable under the property management agreement. For real estate investments on which the Company's property management serves as property manager, the Company shall earn a property management fee ("Property Management Fee") payable at a market rate in the location of the property. As an illustration, for example purpose only, a common fee schedule for property management is as follows: properties valued from $1 to $5,000,000 = 5.00%; properties valued from $5,000,001 to $10,000,000 = 4.00%; properties valued from $10,000,001 and above are less than 4% and based on the size and complexity of the management services.

There will not be a Property Management Fee charged by the Investment Management Company when the Company invests in partnership interests with Partner Operators, however, the Partner Operator may charge their own property management fees to the Company.

Leasing Fees

Property managers of multifamily investments will typically charge a leasing fee on top of the property management fee. For certain asset types such as office, industrial and retail a leasing broker is traditionally hired. Initially, it is the intent of the Company to use leasing brokers that specialize in the type of assets we acquire for the leasing services, however, as the Company's commercial leasing division grows, we intend to self-lease where it serves in the best interest of the shareholders. Typically, leasing fees are negotiable and range from 2.00%-6.50% of the total consideration of the lease term, which will vary based on whether it is a new, renewal, or expansion lease and whether there are outside brokers part of the transaction. These fees can change from region to region within the United States. Other typical fees, such as the asset manager or Investment Management Company receiving an override of 1.00% of the leasing fee are commonly negotiated. When this is the case, an override leasing fee shall be payable to the Investment Management Company. For real estate investments on which the Company's representatives serves as the leasing broker, the Company shall earn a leasing fee ("Leasing Fee") payable at a market rate in the location of the property.

There will not be a Leasing Fee charged by the Investment Management Company when the Company invests in partnership interests with Partner Operators, however, the Partner Operator may charge their own property leasing fees to the Company.

Construction Services Fee

Initially, it is the intent of the Company to hire outside construction project managers for the work performed on the assets, however, as the Company's property management division grows, we intend to hire the "in-house" project managers where it serves in the best interest of the shareholders. Typically, construction service fees are negotiable and range from 2%-10% of the total cost of construction, depending on the size and complexity of the project. This may vary from region to region. On properties on which the Company's project management serves as the construction manager, the Company shall be paid a Construction Services Fee for services provided in connection with the construction and renovation of our real estate investments payable at a market rate in the location of the real estate investment property. As an illustration, for example purposes, a fee schedule for construction project management in San Diego, California is as follows: total cost from $1 to $50,000 = 10.00%; total cost from $50,001 to $100,000 = 7.00%; total cost from $100,001 to $150,000 = 6.00%; total cost from $150,001 to $250,000 = 5.00%; total cost from $250,001 to $500,000 = 4.00%; total cost from $500,001 to 1,000,000 = 3.00%; and total cost more than $1,000,000 = 2.00%. There will not be a Construction Services Fee charged by the Investment Management Company when the Company invests in partnership interests with Partner Operators, however, the Partner Operator may charge their own construction services fees to the Company.

Resident Well Being & Care Expenses

Annually, we will invest up to 2.00% of the AUM (or NAV in the future) towards programs that ensure our resident's well-being providing onsite care to the residents of our investment properties and the surrounding neighborhood. This will be accomplished through the Company hiring care program administrators as well as by collaborating with national, regional and local nonprofit organizations, who specialize in resident care, and other service providers as appropriate based upon the dynamics of each real estate investment. The resident well-being and care expenses shall be an amount reserved annually of up to two percent (2%) of the aggregate AUM (or NAV in the future) as of the date of calculation. The resident well-being and care expenses shall be calculated in the same manner as the Asset Management Fee is calculated. Multi-family properties that consist of 100 units or more will generally have community coordinators whose role is to create a healthy community at the apartment complex. Their role is to welcome new tenants and make them feel at home as well as to connect them to other tenants in the complex. They accomplish this by hosting community events each month on-site. Common examples include arranging a pizza party, a holiday themed get together, game night, bounce houses for children, or a BBQ. Their role is to also look for opportunities to help the on-site staff and the residents feel seen and loved. This can be expressed in a variety of ways, but common examples include delivering notes and small gifts of appreciation to tenants and going out of their way to help tenants when in need. Examples include fixing a flat tire, giving someone a ride, or simply listening when a tenant needs to talk. When welcomed and appropriate, the community coordinators will discuss matters of faith and share their perspective. This comes from a desire to seek holistic well-being for both our residents and staff. To some extent, the costs will vary based on the location, property, size and who the community coordinator is working for, and which Partner Operator is overseeing the project. Specific expenses relating to these costs include an administrative fee to the care provider (approximately $900/month), a discounted rental unit for the community coordinator, an event budget (approximately $2-$4 per unit), and in some instances a chaplain fee (approximately $4-$10 per person per month).

Operating Expenses Related to the Management of Investment Properties and Partnership Interests

Our Company pays for all direct costs, fees and expenses incurred by or on behalf of the Company in connection with its investment management and operation, which include, but are not be limited to: the Asset Management Fee, the costs associated with acquiring, disposing and remodeling the properties, insurance premiums for any insurance providing coverage to the investment activities of the Company, escrow fees, interest on borrowings, custodial fees, transfer taxes, fees and expenses for bookkeeping, accounting and auditing, consulting fees, legal fees (including fees paid to the Investment Management Company's counsel for services benefitting the Company), expenses incurred for investment research and due diligence, reasonable costs and expenses incurred in identifying, evaluating, arranging, negotiating, structuring, trading, or settling any transaction contemplated for investment (regardless of whether such transaction contemplated for investment is subsequently consummated (e.g. "dead deal costs"), filing fees, all costs, fees and expenses of the Company relating to meetings, telephone expenses, travel and travel-related expenses incurred in connection with the Company's investment activities (including attendance at professional and industry specific conferences by the Investment Management Company), costs of reporting to shareholders, costs of investment governance activities (such as obtaining shareholders consents if any), administrator fees, registrar fees, and all other reasonable expenses related to the Company's management and operation and/or the purchase, sale or transmittal of its assets, all as the Investment Management Company determines in its discretion. The Company shall also pay all expenses incurred in connection with preparing, reproducing and disseminating offering materials and supplemental materials used in this offering prepared by the Investment Management Company.

The Investment Management Company may pay out of its own assets or revenues, fees to persons or entities (including related entities) that provide various investors relations and related services to them and/or our Company, including fees for identifying and introducing prospective investors. Except as restricted by any applicable regulations, the Investment Management Company may direct a portion of the Company's portfolio transaction business to brokers, dealers, and other financial intermediaries who provide additional services to our Company or to other investments managed by the Investment Management Company or its affiliates, or who introduce prospective investment advisory clients to the Investment Management Company, or who pay finders' fees or other compensation to related or third parties who do so.

The general overhead expenses of the Investment Management Company (such as rent, telephone lines, news and quotation equipment, electronic office equipment, account record keeping, on-line financial information, publication, consulting, marketing, data processing and salaries and equipment costs) are the responsibilities of the Investment Management Company.

Allocation of Profits and Losses

Profits and losses are provisionally allocated among the capital accounts of our Company and the Investment Management Company at the end of each month based on the proportional amounts in the capital accounts of our Company ("Company's Percentage Interest") and the Investment Management Company ("Investment Management Company's Percentage Interest") at the end of each such period determined in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). At the end of the year, after our Company has received the Preferred Return, a percentage of net profits (the "Carried Interest") in the Company's capital account (realized and unrealized) is moved from the Company's capital accounts to the Investment Management Company (typically into the Investment Management Company's capital account or otherwise as the Investment Management Company may direct), as payment for its profitable management for the Company, and the final year-end capital balances are reached.

Company Percentage Interests "Base Amounts", used to determine expenses, are determined each time capital contributions or subscriptions to this Offering or follow on offerings are made to or withdrawn from the Company both before and immediately after the addition or disbursement of capital is made.

The profits or losses of the Company for a particular period are determined on a tax basis. That is, generally, all items of expense, credit, recapture (if applicable) and deduction (such as depreciation and amortization) are combined and applied to the income generated by the Company. Specifically, the types of income generated by tax category can include, among others, rental income and losses, ordinary gains, short-term and long-term capital gains, and interest income if funds are held in a money market account for a period of time.

Carried Interest is the only performance remuneration the Investment Management Company receives for managing our Company's investments besides the Management Fee. It is reward-based, reflects a percentage of the net profits of the Company, and is applied at the end of each Performance Period (calendar year).

If an error in the calculation of the Carried Interest is made, the amount in excess of the stated percentage will be returned to each shareholder ratably. In loss years, should any occur, and any years following a loss year in which the High-Water Mark Limitation has not been reached, the Investment Management Company will not receive any Carried Interest.

High-Water Mark Limitation—Once paid, the Carried Interest is not reduced by losses in future periods, but also cannot be paid in a future year until all prior net losses allocated to each share are recouped. At the time a net loss is incurred and annually thereafter a "High-Water Mark" is calculated representing the amount of prior period net losses that must be recouped before a Carried Interest allocation can be made again. The calculation of this High-Water Mark Limitation takes into account any distributions to or withdrawals, with the amount of such prior net losses being reduced in proportion to the distribution or withdrawal.

Net Profits and Net Losses means the amounts determined as follows:

Net Profits for any Fiscal Period means (i) the sum of ((A) the Earnings Per Share of our Company at the close of business on the last day of the Fiscal Period, increased by (B) any Distributions or Dividends or withdrawals made with respect to such Fiscal Period), minus (ii) the sum of ((A) the Earnings Per Share of our Company as of the close of business on the last day of the previous Fiscal Period, or in the case of the first Fiscal Period of the Fund, the Earnings Per Share of our Company on the date the first investment contribution is made; plus (B) any additional Capital Contributions made during such Fiscal Period). Net Profits for any Performance Year shall be determined in the same manner as set forth in the previous sentence except that the term "Performance Year" shall be substituted for "Fiscal Period" wherever that term appears.

Net Losses for any Fiscal Period means (i) the sum of ((A) the Losses Per Share of our Company at the close of business on the last day of the previous Fiscal Period or in the case of the first Fiscal Period of our Company, the Losses Per Share of our Company on the date the first contribution is made; plus (B) any additional Capital Contributions made during such Fiscal Period), minus (ii) the sum of ((A) the Losses Per Share of our Company as of the close of business on the last day of such Fiscal Period, increased by (B) any Distributions or Dividends or withdrawals made with respect to such Fiscal Period). Net Losses for any Performance Year shall be determined in the same manner as set forth in the previous sentence except that the term "Performance Year" shall be substituted for "Fiscal Period" wherever that term appears.

Example of Performance Allocation

The following is intended to serve as a theoretical and simplified example regarding Performance Allocation calculation for a theoretical company and is meant as an illustration and not a limitation or otherwise and does not limit the otherwise applicable discretion of the Investment Management Company under the Investment Management Agreement in any fashion. The example below does not illustrate the deduction for the Management Fee, which is deducted from Net Profits prior to determining the amount of the Performance Allocation and for the sake of simplicity, uses proportional allocations as an exercise of the Investment Management Company's discretion, which may not be the allocation method chosen by the Investment Management Company.

Day 1: Assume that a theoretical company has two shareholders A and B, each of whom invested $1 million at inception of the company. On Day 1, the current valuation of the net assets of the company (the *NAV*) is $2 million.

Day 365: Assume at the end of the first Performance Year the NAV of the company has dropped to $1.5 million. The Net Loss of $500,000, the difference between the beginning NAV of $2 million and the ending NAV of $1.5 million, is allocated $250,000 to each of A and B, resulting in ending Capital Accounts of $750,000 each. A and B each have an Unrecovered Loss of $250,000 with respect to their Allocation Layer. Another way to describe this is that each of A and B has a High Water Mark of $1 million.

Day 1 of Year 2: Investor A invests an additional $1 million, increasing A's Capital Account to $1.75 million. The additional investment creates a second Allocation Layer. A's Percentage Interest as of the commencement of Year 2 is 70 percent ($1.75 million Capital Account over $2.5 million sum of all Capital Accounts). A's Allocation Layer Percentage in the first Allocation Layer is 42.86 percent ($750,000/$1.75 million) and in the second Allocation Layer is 57.14 percent ($1 million/$1.75 million). B's Percentage Interest as of the commencement of Year 2 is 30 percent ($750,000 Capital Account over $2.5 million sum of all Capital Accounts).

Day 365 of Year 2: Assume that the NAV of the Company is $3 million. Because no new investors are admitted and no new investments are made during Year 2, the ending Percentage Interests of the two shareholders are the same as their beginning Percentage Interests. Net Profit is $500,000, the difference between the ending NAV of $3 million and the beginning NAV of $2.5 million.

The Preliminary Amount allocated to B's Capital Account is $150,000 (30 percent of the $500,000 Net Profit). No Performance Allocation applies to B's Capital Account because Net Profits allocated to B are less than B's Unrecovered Loss. Accordingly, the entire Preliminary Amount of $150,000 of Net Profits is allocated to B.

B's ending Capital Account is $900,000 ($750,000 plus $150,000) and B has an Unrecovered Loss of $100,000 (Unrecovered Loss from Year 1 of $250,000 reduced by $150,000 allocation of Net Profits in Year 2).

The Preliminary Amount allocated to A's Capital Account is $350,000 (70 percent of the $500,000 Net Profit). The $350,000 Preliminary Amount is allocated to A's Allocation Layers as follows: $150,000 to A's first Allocation Layer ($350,000 times $750,000/$1.75 million) and $200,000 to A's second Allocation Layer ($350,000 times $1 million/$1.75 million).

A has an Unrecovered Loss of $250,000 in his first Allocation Layer. The $150,000 of Net Profits from Year 2 reduces the Unrecovered Loss to $100,000 ($250,000 - $150,000) (the same as B). There is no Performance Allocation with respect to A's first Allocation Layer because the amount of Net Profits allocated to the first Allocation Layer is less than the existing Unrecovered Loss. Therefore, $150,000 is finally allocated to A's first Allocation Layer and A's Unrecovered Loss for that Layer is $100,000.

A has no Unrecovered Loss in the second Allocation Layer, because A's second Allocation Layer has not previously been allocated Net Losses. The Performance Allocation attributable to A's second Allocation Layer is $40,000 (20 percent of $200,000 Net Profits allocated to the second Allocation Layer). Therefore, $160,000 of the Preliminary Amount is finally allocated to A's second Allocation Layer and $40,000 is allocated to the Capital Account of the Investment Management Company.

A's ending Capital Account is $2.06 million ($1.75 million beginning Capital Account plus $310,000 Net Profits). The Capital Account attributable to the first Allocation Layer is $900,000 ($750,000 plus $150,000 allocated to the first Allocation Layer) and the Capital Account attributable to the second Allocation Layer is $1.16 million ($1 million plus $160,000 allocated to the second Allocation Layer). The Allocation Layer Percentage for the first Layer is 43.69 percent ($900,000/$2.06 million) and for the second Layer is ($1.16 million/$2.06 million) 56.31percent.

The Percentage Interests of the two shareholders at the beginning of Year 3 are as follows: A's Percentage Interest is 68.67 percent ($2.06 million/ $3 million), B's Percentage Interest is 30 percent ($900,000/$3 million) and the Investment Management Company's Percentage Interest is 1.33 percent ($40,000/$3 million).

Day 365 of Year 3: Assume the NAV of the Company is $3.5 million. Net Profit is $500,000 ($3.5 million ending NAV less $3,000,000 beginning NAV). No new shareholders are admitted, and no shareholder makes an additional Capital Contribution. For these computation purposes, Capital Account balances are computed without regard to profit identified during the Year.

The Preliminary Amount allocated to B is (($900,000/$3 million) * $500,000) and B's ending Capital Account is $1.05 million. The allocation of Net Profits to B reduces B's existing Unrecovered Loss of $100,000 to zero. The $50,000 of Net Profits in excess of B's Unrecovered Loss is subject to a Performance Allocation of $10,000 (20 percent of $50,000). Thus, $140,000 is finally allocated to B's Capital Account and $10,000 is allocated to the Capital Account of the Investment Management Company.

The Preliminary Amount allocated to A is $343,333.33 ($2.060 million $3 million * $500,000). Of this amount, $150,000 is allocated to the first Allocation Layer ($900,000/$2.06 million * $343,333.33). The allocation of Net Profits to A's first Allocation Layer reduces A's existing Unrecovered Loss of $100,000 to zero. The $50,000 of Net Profits in excess of A's Unrecovered Loss is subject to a Performance Allocation of $10,000 (20 percent of $50,000). Thus, $140,000 is finally allocated to A's first Allocation Layer and $10,000 is allocated to the Capital Account of the Investment Management Company.

The Preliminary Amount allocated to A's second Allocation Layer is $193,333.33 (($1.16 million/$2.06 million) * $343,333.33). Because A has no Unrecovered Loss with respect to the second Allocation Layer, the Net Profits are subject to a Performance Allocation on this Allocation Layer equal to $38,666.66 (20 percent of $193,333.33). Therefore, $154,666.67 is finally allocated to A's second Allocation Layer and $38,666.66 is allocated to the Investment Management Company. Because A has no remaining Unrecovered Losses, it will no longer be necessary to maintain the two separate Allocation Layers and the amounts in the first and second Allocation Layers will be combined. If A makes an additional Capital Contribution, a new Allocation Layer will be created.

The Investment Management Company is allocated Net Profits of ($40,000/3 million) * 500,000 = $6,666.67. The Investment Management Company's Net Profits are not subject to a Performance Allocation.

Total Performance Allocations for Year 3 are $58,666.66.

A's Capital Account is $2,354,666.67 ($2.06 million plus $140,000 plus $154,666.67).

B's Capital Account is $1,040,000 ($900,000 plus $140,000).

The Investment Management Company's Capital Account is $105,333.33 ($40,000 plus $6,666.67 plus $58,666.66).

Valuation of Properties and Partnership Interests

Unless the Investment Management Company shall on reasonable grounds determine otherwise, the value of Properties shall be determined by:

> (a) Current market value as determined by competitive market analysis;
> (b) Any Properties without recently sold comparables will be valued at the mean between the last comparable sales and the estimated current value;
> (c) All other real estate properties and partnership interests shall be assigned the value that the Investment Management Company, in good faith, determines to reflect the fair value thereof.

The Investment Management Company may use methods of valuing Properties and partnership interests other than those set forth herein if it believes the alternative method is a more accurate indicator of the fair value of such Properties. All values assigned to properties or partnership interests by the Investment Management Company shall be final and conclusive as to our Company and all the shareholders.

Portfolio Composition

The portfolio composition will vary by property type and will primarily include apartment buildings, retail shopping centers, office, industrial, self-storage, and specialty properties. In the future, depending on market opportunities, our Company may invest in development projects including single family homes, low- and high-rise condos, and manufactured homes. Targeting a mix of investment properties will allow the Company to generate returns through a variety of strategies, while mitigating risk through purchasing properties well below their intrinsic value. This approach will have the potential to generate returns that adequately compensate the Company for the risk assumed.

Table of Contents

The Investment Management Company will apply no arbitrary criteria with respect to the size or type of real estate properties in which it will invest. The Company's portfolio will consist primarily of residential and commercial real estate. The Company may also invest its capital in other "special situation" investments. There will be no arbitrary or ideal "mix" of such investments, as the Investment Management Company will endeavor to allocate the Company's capital among those opportunities believed to offer the most attractive risk adjusted potential returns, while always being responsive to changing market conditions.

As the Company's objective is to achieve a high absolute return rather than a relative return, the Company may also invest in treasury securities and other cash equivalents when opportunities for "real estate returns" appear to be limited. The Investment Management Company is authorized to invest in any situation if it believes that the profit opportunity is commensurate with the apparent risk presented by the investment, and from time to time the Investment Management Company may make investments involving greater risk than the risks perceived with respect to its primary investment thrust.

Portfolio Turnover

As the Company is a value-add investor, its portfolio turnover can be significant and its transaction costs (*i.e.,* escrow fees, renovations, brokerage commissions, other costs to sell) as a percentage of its capital can be correspondingly significant.

Leverage

Although leverage can be an important vehicle for maximizing returns, the Company intends to operate with conservative debt and leverage. In select circumstances, the Company may use leverage in its investment program, as deemed appropriate by the Investment Management Company and subject to applicable regulations. Should leverage be considered for a project, the Investment Management Company will evaluate the appropriate amount of debt based on market conditions, feasibility of the project, and determine the risk on a project-by-project basis. While the amount of leverage will vary, it will generally be limited to 50%-65% loan to value measured at the time of investment. The debt will be primarily comprised of a first lien residential or commercial mortgage.

Summary Offering Information

Shares offered in the Offering	Up to 1,580,262 of Class A Common Stock, composed of 1,380,262 shares offered by the Company and a maximum of 200,000 shares to be issued as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria.
Common Shares outstanding before the offering	0 Class A Common Shares as of the date hereof. 7,143,928 Class B Shares as of the date hereof. 0 Class C Common Shares as of the date hereof.
Common Shares outstanding after the offering (if Maximum Offering sold)	1,580,262 Class A Common Shares (includes Bonus Shares) 7,143,928 Class B Common Shares 0 Class C Common Shares
Price per Share	$3.50 per Share.
Use of Proceeds	If we sell all the Shares and complete the Maximum Offering, our proceeds will be $4,574,999. We intend to use these proceeds primarily for: - Investing in income producing commercial real estate assets - Preparation/election to be taxed as a real estate investment trust (REIT)

	- Converting service operations to a taxable REIT subsidiary ("TRS") - Operating expenses and working capital to expand our services division See "Use of Proceeds" in this Offering Circular.
Offering Amount	$4,999,999.10
Risk Factors	The Class A Common Shares offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors".

We are offering, through this Offering Circular, a limited number of shares of our non-voting Class A Common Stock to investors as described herein. We are offering 1,580,262 of Class A Common Stock, par value $0.0005 per share, composed of 1,380,262 shares to be offered (by the Company) directly and a maximum of 200,000 shares to be issued as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria, for total consideration of up to $4,999,999.10,

We are authorized to issue 85,000,000 shares, collectively, of Class A, B and C common stock, par value $0.0005, and 15,000,000 shares of preferred stock, par value $0.0005. We currently have 0 shares of Class A Common Stock outstanding, 7,143,928 shares of Class B Common Stock and 0 shares of Class C Common Stock outstanding, and 4,000,000 shares of Series A Convertible Preferred Stock outstanding. See "Securities Being Offered". Our Class A Common Stock, Class C Common Stock, or Preferred Stock are not being offered in this Offering.

If required by the IRS rules or corporate laws regarding the multiple share classes of a REIT, the Convertible Series A Preferred Stock outstanding, which are all currently owned by Andrew Michael Arroyo can be converted to shares of our Class C Common Stock.

We are authorized to issue additional classes of Common Stock from time to time pursuant to other offering materials containing financial terms and conditions that may differ from those set forth herein. As of the date set forth hereof, we are offering Common Stock in one (1) class, which is non-voting Class A Common Stock. Our investment objective and strategy with regard to the Common Stock are set forth below, and investors are directed to such materials. We may, from time to time, refine or change our strategy without prior notice to, or approval by, the shareholders.

Risk Factors

An investment in our Securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Offering Circular before purchasing our Securities in this Offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Securities could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our Securities.

Although some of the risk factors summarized below may apply to many start-up companies, we have included them because an emerging growth company such as our Company is inherently subject to these risks, and other risks, which could cause actual results to differ materially from those projected in this Offering. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. Investors should carefully consider the risks and uncertainties described below, together with all the other information in this Offering Circular, before deciding whether to invest in the Securities of our company.

INVESTMENT IN OUR COMMON STOCK IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. OUR COMMON STOCK SHOULD NOT BE PURCHASED BY ANY PERSON WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, AS WELL AS SPECIFIC RISKS IN THE OFFERING MATERIALS, WHEN EVALUATING WHETHER TO MAKE AN INVESTMENT. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY RISKS ASSOCIATED WITH AN INVESTMENT. YOU SHOULD ALSO CONSULT WITH YOUR OWN LEGAL, TAX AND FINANCIAL ADVISORS ABOUT AN INVESTMENT IN THE SECURITIES. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, THE FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE MATERIALLY AND ADVERSELY AFFECTED AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

General Risk Factors

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may at some point have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company or cryptocurrency exchange service and interest charged on unpaid card balances (which can reach over 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

We have a limited operating history and historical financial information upon which you may evaluate our performance.

We were recently incorporated in Delaware in June 2020. In July 2021, we entered into a merger transaction with AARE-CA under which AARE-CA merged into our company and we assumed AARE-CA's operations.

Accordingly, the Delaware Corporation has only a limited history upon which an evaluation of its prospects and future performance can be made. Past performance of any Director, Officer or Key Employee or the success of the President in any similar venture is no assurance of future success.

Our proposed operations are subject to all business risks associated with growing enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that we could sustain losses in the future or fail to even operate profitably.

We have a limited operating history nationwide and limited capital.

We have a limited operating history nationwide upon which investors may base an evaluation of its performance; therefore, we are still subject to all of the risks incident to the creation and development of a new business on a nationwide scale.

We have limited assets, limited operating history, and limited operating revenue (outside of California) to date. We are still working on developing our investment managers, and it will be some time before we are in a position to begin producing significant revenue or paying dividends. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Table of Contents

Our business is subject to general economic conditions.

Our financial success is sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates, and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for our services. Management believes that the impending growth of the markets we service will insulate us from excessive reduced demand. Nevertheless, we have no control over these changes.

Adverse changes in global and domestic economic conditions or a worsening of the United States economy could materially adversely affect us. Our sales and performance depend significantly on consumer confidence and discretionary spending, which are still under pressure from United States and global economic conditions. A worsening of the economy and decrease in consumer spending may adversely impact our sales, ability to market our services, build customer loyalty, or otherwise implement our business strategy and further diversify the geographical concentration of our operations.

Although we have generated significant revenues in the past several years, the current nationwide expansion plan will require financial resources. Without significant revenues to match the significant ongoing capital costs of the expansion, we will not realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from our timetable could require that we seek additional capital. Additional funding may not be available at reasonable cost and it may materially dilute the investment of investors in this Offering.

Our growth and profitability are dependent on a number of factors.

Our growth and profitability are dependent on a number of factors, and our historical growth may not be indicative of our future growth.

Our historic results since the implementation of our new expansion strategy in 2021 should not be considered as indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could continue to decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including the following risks and the other risks described in this Offering Circular, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

We may fail to manage our growth effectively.

We plan to expand our investment operations by hiring investment managers to oversee our investment portfolio. The anticipated growth could place a significant strain on our management and operational and financial resources. Effective management of the anticipated growth shall require expanding our management and financial controls, hiring additional qualified personnel as required and developing additional expertise by existing management personnel. However, we may not be able to effectively implement these or other measures designed to increase our capability to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history (outside of California) and limited financial resources, and the failure to effectively manage growth could have a material adverse effect on our operations.

We are highly dependent on key personnel and management.

In its current stage of growth, our business will be significantly dependent on our current management team, particularly our CEO, and the Directors of our various departments. The loss of any one of these individuals could have a material adverse effect on us and our operations. We currently maintain a key-executive life insurance policy insuring the life of two of our key executives, and we intend to apply for greater coverage on the existing life insurance policies as well as additional key-executive life insurance policies upon completion of funding.

Our business depends on attracting and retaining qualified management personnel and agents.

The unanticipated departure of any key member of our management team could have an adverse effect on our business. Given our relative size and the breadth of our operations, there are a limited number of qualified management personnel to assume the responsibilities of management-level employees should there be management turnover. Our success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on our results of operations and prospects. In addition, because of the required licensing and specialized nature of our business, our future performance depends on the continued service of, and our ability to attract and retain, qualified management, producing real estate agents, and commercial and technical personnel. Competition for such personnel is intense, and we may be unable to continue to attract or retain such personnel to support our growth and operational initiatives and replace executives or real estate agents who quit, retire or resign. Failure to retain our leadership team and attract and retain other important management and technical personnel could place a constraint on our growth and operational initiatives, which could have a material adverse effect on our revenues, results of operations and product development efforts, and eventually result in a decrease in profitability.

Our charitable giving policy is unique.

Giving and sharing are more than buzzwords at AARE. To that end, up to twenty percent (20%) of our net profit goes to charity. Net profit for the corporation is defined as top line revenue minus the cost of sales minus all expenses before dividends (if any) are paid. Up to ten percent (10%) of our net profit is donated in the form of cash contributions to charitable organizations. In addition to our cash contributions, our annual goal is to give up to an additional ten percent (10%) in the form of client credits and in-kind contributions to charitable organizations. We believe that with success comes the responsibility to do what we can for those less fortunate. As a result, we give charitable contributions to faith-based and secular non-profit organizations that support a variety of social improvement projects. This includes missions and ministries with significant human impact that improve our local communities, the environment, and our social well-being while demonstrating a positive form of governance. We have no intention of deviating from this policy or reducing the amount we give to charity. The charitable giving policy has been written into our Bylaws. The amount of charitable giving could have a significant impact on our bottom line and affect shareholders' earnings per share. Investors should not invest if they are not comfortable with our charitable contribution plans. For the years ending December 31, 2024 and 2023, the Company donated $112,592 and $119,206 in cash respectively. These amounts are included as a component of general and administrative expenses in our statements of operations. The Company did not make any stock grants, client credits or in-kind contributions during the years ended December 31, 2023 and 2024.

We may face scrutiny or disaffiliation/abandonment by our members or clients if there is a change in our faith-based values and culture.

Our core values include relationships, faith, accountability, integrity, natural and spiritual gifts, truth, honesty, trust, standards of excellence, generous giving, education, understanding, clear communication, work-life balance, morals, ethics, loyalty, gratefulness, success, and rewards. Our mission as an organization is to fulfill God's will through the business of real estate. Our vision is to bear much fruit which means to yield positive results. We honor God within our real estate agency by nurturing a culture where giving and serving others' needs before our own is a priority. We obey Him by growing our business based on His moral, ethical and biblical principles. While operating within the legal requirements of the law, and including people of all faiths and walks of life, our business model and culture has been developed based on biblical principles. A shift or adherence to a different set of core values within the organization could impact the retention of our current members and could have a material adverse effect on the Company's operations.

We may face limitations on our ability to integrate acquired businesses.

From time to time, we may engage in acquisitions involving risks, including the possible failure to successfully integrate and realize the expected benefits of these acquisitions. We anticipate making acquisitions in the future, and our ability to realize the anticipated benefits of these transactions, including the expected combination benefits, will depend largely on our ability to integrate acquired businesses.

The risks associated with future acquisitions may include:

1. The business culture of the acquired business may not match well with our culture;
2. Technological and product synergies, economies of scale and cost reductions may not occur as expected;
3. We may acquire or assume unexpected liabilities;
4. Faulty assumptions may be made regarding the integration process;
5. Unforeseen difficulties may arise in integrating operations and systems;
6. We may fail to retain, motivate and integrate key management and other employees of the acquired business;
7. Higher than expected finance costs may arise due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any jurisdiction in which the acquired business conducts its operations; and
8. We may experience problems in retaining customers of the acquired business.

The successful integration of any newly acquired business would also require us to implement effective internal control processes in the acquired business. We cannot ensure newly acquired companies will operate profitably, that the intended beneficial effect from these acquisitions will be realized or that we will not encounter difficulties in implementing effective internal control processes in these acquired businesses, particularly when the acquired business operates in foreign jurisdictions and/or was privately owned.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.

We are offering non-voting Class A Common Stock in the amount of up to $4,999,999.10 in this offering but may sell much less than the maximum offering. Even if the maximum amount is raised, we may need additional funds in the future in order to grow and/or achieve sustainable profitability, and if we cannot raise those funds for any reason, including reasons outside our control, such as another significant downturn in the economy, our business may not survive. If we do not sell all of the non-voting Class A Common Stock we are offering, we will have to find other sources of funding in order to develop our business.

Additionally, in order to expand, we are likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital infusions may include covenants that give creditors rights over our financial resources or sales of equity securities that will dilute the holders of our Common Stock.

Terms of subsequent financings may adversely impact your investment.

We may need to engage in common equity, debt, or preferred stock financing in the future. Additionally, interest on any debt securities could increase costs and negatively impact operating results. Preferred Stock could be issued in different series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of Preferred Stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of prior investors. Shares of Common Stock that we sell could be sold into any market that develops, which could adversely affect the market price of our Common Stock.

Risks of borrowing may negatively impact our business.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants, which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Table of Contents

Some of our key personnel allocate their time to other interests, which may reduce the time spent on our business and operations.

Our future success depends on the efforts of key personnel and consultants, especially our CEO. The loss of services of any key personnel or consultants may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel or consultants we require to develop and conduct our proposed operations. In addition, our CEO, Andrew Michael Arroyo, does not work exclusively for us and divides his time among us and his other interests. If circumstances arise in which Mr. Arroyo is required to spend substantially more time attending to matters unrelated to our operations, it could adversely affect our business.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Licensed real estate companies and their associate licensees are subject to substantial regulation under international, federal, state, and local laws. We, and our associate licensees, need to comply with many governmental standards and regulations relating to licensing laws and state administrative codes, among others. In addition, we need to comply with state laws that regulate the buying, selling, investing and managing of real property. Staying compliant with all of these requirements may adversely affect our business and financial condition. Also, we are subject to laws and regulations applicable to real estate services internationally. For example, in the event we begin operating internationally, we will be required to meet country-specific licensing standards that are often materially different from U.S. requirements, thus resulting in the need for additional investment and systems to ensure regulatory compliance. These processes would necessitate that foreign regulatory officials review and certify us prior to providing services and market entry. In addition, we must comply with regulations applicable to real estate services after we enter the market, including foreign reporting requirements and foreign management systems. We may incur significant costs in complying with these regulations and may be required to incur additional costs to comply with any changes to such regulations. Currently, we do not conduct business outside of the United States.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to buy, sell, manage or market real estate properties, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- Cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property;
- Pay substantial damages;
- Seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
- Redesign our service offerings or certain components; and
- Establish and maintain alternative branding for our products and services.

We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive and time consuming and distract management's attention from our core operations.

If we are unable to adequately control the costs associated with operating our business, including our costs of sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs and maintain a sufficiently low level of costs for marketing, selling and managing properties relative to the income earned, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments into the technological systems that allow us to efficiently service our real estate investments and manage properties. There can be no assurances that our costs of producing and delivering positive real estate investment returns will be less than the income we generate from our real estate investments or that we will ever achieve a positive net investment returns.

If we are unable to address the requirements of our future investors, our business will be materially and adversely affected.

In order to sustain our business we must be able to adequately address the requirements of our investors. If we are unable to do this, our business will be materially and adversely affected. In addition, we anticipate the level and quality of the returns we provide our investors will have a direct impact on the success of our future business and referrals. If we are unable to satisfactorily provide returns to our investors, our ability to generate investor loyalty, grow our business, and invest and manage additional properties could be impaired.

We may become subject to liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of professional liability claims, product recalls, and associated adverse publicity is inherent in the real estate business. We may become subject to liability claims, which could harm our business, prospects, operating results and financial condition. The real estate industry experiences significant liability claims, and we face inherent risk of exposure to claims in the event our employees, officers or real estate associates do not perform as expected per our policy manual. A successful liability claim against us could require us to pay a substantial monetary award. In addition, a liability claim could generate substantial negative publicity about our business, which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition. To help mitigate the financial risks, we carry professional Errors & Omissions liability insurance, which offers financial protection up to $1,000,000 per claim.

We may not be able to properly manage our planned expansion.

We plan on expanding our business through the development of a real estate investment trust (REIT). Any expansion of operations we may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact our profitability. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to us at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, and all of those factors may have a material adverse effect on our present and prospective business activities.

Developing new products, services and technologies entails significant risks and uncertainties.

We regularly research and develop new technology and communication systems. Delays or cost overruns in the development of these systems and/or failure of the product or service to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in programming, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may not be successful in developing a larger investor base.

While we believe we can further develop our existing investor base and develop a new investor base through the marketing and promotion of our investment opportunities, our inability to further develop such a customer base could have a material adversely affect us. Although we believe that our real estate investments offer advantages over competitive companies, our services may not attain a degree of market acceptance on a sustained basis or generate revenues sufficient for sustained profitable operations.

Changes in consumer behavior could reduce profitability.

Our customers could change their behavior and purchase patterns in unpredictable ways. Our success therefore depends on our ability to successfully predict and adapt to changing consumer behavior outside, as well as inside, the United States. Moreover, we must often invest substantial amounts in research and development before we learn the extent to which products and services will earn consumer acceptance. If our products and services do not achieve sufficient consumer acceptance, our revenue may decline and adversely affect the profitability of the business.

Because we face intense competition, we may not be able to operate profitably in our markets.

Competition in the real estate industry is significant. Nationwide, there are more than 1 million real estate agents, more than 300,000 loan officers, and more than 100,000 real estate brokerage firms and several publicly traded real estate investment trusts (REIT). While significant competition does exist, our management believes that our products and services are demographically well positioned, top quality and unique in nature, while offering greater value. The expertise of management combined with training, culture and the innovative nature of its marketing approach set us apart from its competitors. However, there is the possibility that new competitors could seize upon our business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than we are, which could give them a significant advantage over us. There is the possibility that the competitors could capture significant market share of our intended market.

Trends in consumer preferences and spending can change quickly and be sporadic.

Our operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of investors, competitive pricing, debt service and principal reduction payments, and general economic conditions. We may not be successful in marketing any of its services nationwide or the revenues from such services may not be significant. Consequently, our revenues may vary by quarter, and our operating results may experience fluctuations that will impede appreciation and slow our growth.

We may suffer potential fluctuations in quarterly revenue.

Significant annual and quarterly fluctuations in our revenue may be caused by, among other factors, the volume of revenues generated by us, the timing of new product or service announcements and releases by us and our competitors in the marketplace, and general economic conditions. Our level of revenues and profits, in any particular fiscal period, may be significantly higher or lower than in other fiscal periods, including comparable fiscal periods. Our expense levels are based, in part, on its expectations as to future revenues.

As a result, if future revenues are below expectations, net income or loss may be disproportionately affected by a reduction in revenues, as any corresponding reduction in expenses may not be proportionate to the reduction in revenues. As a result, we believe that period-to-period comparisons of its results of operations may not necessarily be meaningful and should not be relied upon as indications of future performance.

We may face unanticipated obstacles to execution of our business plan.

Our business plans may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Management reserves the right to make significant modifications to our stated strategies depending on future events. We may not be successful in our the execution of our business plan.

Management maintains wide discretion as to the from this Offering.

We plan to use the net proceeds from this Offering for the purposes described under Item 6 "Use of Proceeds." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which our management deems to be in the best interests of our company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to our Management, upon whose judgment and discretion the investors must depend.

We currently do not pay a dividend. We will pay dividends if we are qualified as a real estate investment trust (REIT).

We currently retain our earnings to fund operations and expand our business. A Shareholder is not currently entitled to receive profits proportionate to the amount of shares of Common Stock held by that Shareholder. Our Board of Directors is vested with the power to declare a dividend to distribute profits based upon our results of operations, financial condition, capital requirements and other circumstances. If we are qualified as a real estate investment trust, our Board of Directors will distribute profits and declare dividends per the IRS guidelines.

Financial projections may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to purchasers of stock relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking.

We may be unable to adequately protect our proprietary rights.

In certain cases, we may rely on trade secrets to protect intellectual property, proprietary technology and processes, which we have acquired, developed or may develop in the future. There is a risk that secrecy obligations may not be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. We, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

We have certain legal and regulatory compliance related to the sale of securities and related to this Offering that we must follow.

Failure to comply with applicable laws and regulations could harm our business and financial results. We intend to develop and implement policies and procedures designed to comply with all applicable federal and state laws, accounting and reporting requirements, tax rules and other regulations and requirements, including but not limited to those imposed by the SEC.

In addition to potential damage to our reputation and brand, failure to comply with the various laws and regulations, as well as changes in laws and regulations or the manner in which they are interpreted or applied, may result in civil and criminal liability, damages, fines and penalties, increased cost of regulatory compliance, and restatements of our financial statements. Future laws or regulations, or the cost of complying with such laws, regulations or requirements, could also adversely affect our business and results of operations.

This Offering Circular contains forward-looking statements that are based on our current expectations, estimates and projections but are not guarantees of future performance and are subject to risks and uncertainties.

Management has prepared projections regarding our anticipated financial performance. These projections are hypothetical and based upon our presumed financial performance, the addition of a sophisticated and well-funded marketing plan and other factors influencing our business. The projections are based on Management's best estimate of our probable results of operations, based on present circumstances, and have not been reviewed by our independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize because of the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into our market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to our business. While Management believes that the projections accurately reflect possible future results of our operations, those results cannot be guaranteed.

Table of Contents

Technology risks

Rapid technological changes may adversely affect our business.

Our ability to remain competitive may depend in part upon its ability to develop new and enhanced new products, services or distribution, and to introduce these products or services in a timely and cost-effective manner. In addition, product and service introductions or enhancements by our competitors, or the use of other technologies could cause a decline in sales or loss of market acceptance of our existing products and services.

Our success in developing, introducing, selling and supporting new and enhanced products or services depends upon a variety of factors, including timely and efficient completion of service and product design and development, as well as timely and efficient implementation of product and service offerings. Because new product and service commitments may be made well in advance of sales, new product or service decisions must anticipate changes in the industries served. We may not be successful in selecting, developing, and marketing new products and services or in enhancing its existing products or services. Failure to do so successfully may adversely affect our business, financial condition and results of operations.

We are dependent on computer infrastructure.

We rely on Internet and computer technology to maintain its records and to market and sell our products and services. Therefore, an Internet or major computer server failure would adversely affect our performance. We presently have limited redundancy systems, rely on third party backup facilities, and only have a limited disaster recovery plan. Despite the implementation of network security measures by us, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems, which could lead to interruptions, delays or stoppages in service to users of our services and products, which could cause a material adverse effect on our business, operations and financial condition.

Our website faces inside and outside security risks.

If the security measures we use to protect the personal information of our website users, employees, real estate agents and clients, such as credit card numbers, are ineffective, it could result in a reduction in revenues from decreased customer confidence, an increase in operating expenses, as well as possible liability and compliance costs.

Any breach in our website security, whether intentional or unintentional, could cause our users to lose their confidence in our website and as a result stop using our service and websites. This would result in reduced revenues and increased operating expenses, which would impair us from achieving profitability. Additionally, breaches of our users' personal information could expose us to possible liability as any involved user or users may choose to sue us. Breaches resulting in disclosure of users' personal information may also result in regulatory fines for noncompliance with online privacy rules and regulations.

We believe that as a result of advances in computer capabilities, new discoveries in the field of cryptography and other developments, a compromise or breach of our security precautions may occur. A compromise in the proposed security for our computer systems could severely harm our business because a party who is able to circumvent our proposed security measures could misappropriate proprietary information, including customer credit card information, or other sensitive data that would cause interruptions in the operation of our services and websites. We may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price or at all. Concerns regarding the security of e-commerce and the privacy of users may also inhibit the growth of the Internet as a means of conducting commercial transactions in general. Our users may have these concerns as well, and this may result in a reduction in revenues and increase in our operating expenses, which would prevent us from achieving profitability. We rely on encryption and authentication technology licensed from third parties whose area of expertise is to provide secure transmission of confidential information.

We are dependent on the functionality of our websites.

If the software for our various websites contains undetected errors, we could lose the confidence of users, resulting in loss of customers and a reduction of revenue. Our online systems, including but not limited to its websites, software applications and online sales for services and products, could contain undetected errors or "bugs" that could adversely affect their performance. We regularly update and enhance all sales, websites and other online systems, as well as introduce new versions of our software products and applications. The occurrence of errors in any of these may cause us to lose market share, damage our reputation and brand name, and reduce our revenues.

Risks related to the offering

There is no current market for our shares.
There is no established public trading market for the resale of our Common Stock; however, we have plans to apply for or otherwise seek trading or quotation of our Common Stock on an over-the-counter market. You should be prepared to hold this investment indefinitely. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares of Common Stock as collateral.

Our securities have limited transferability and liquidity.

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each Investor must acquire his/her/its Securities for investment purposes only and not with a view toward distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period; availability of certain reports, including financial statements from us; limitations on the percentage of Securities sold; and the manner in which they are sold. We can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to us, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the securities at the moment, and no market is expected to develop until we list the securities on an exchange. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in our securities or pledge them as collateral for a loan in the event of an emergency.

As stated above, there is no formal marketplace for the resale of our Securities. Shares of our Securities may be traded to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the Securities, or a trading platform that allows you to sell them. We have plans to apply for and seek trading/quotation of our Securities on an over-the-counter (OTC) market. It is hard to predict if we will ever be able to obtain a quotation over-the-counter, or "up list" to the NASDAQ or similar stock exchange, although that will be the goal. Investors should assume that they may not be able to liquidate their investment for some time, if at all.

Investors in our Securities should view the investment as a long term investment.

An investment in the Securities may be long term and illiquid. As discussed herein, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Accordingly, purchasers of our Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency, unless we are listed on an exchange at that time where shares can be openly traded.

Exercise rights of principal shareholders
The exercise of principal shareholders' rights can affect purchasers of new securities by potentially diluting their ownership stake, changing voting control, or limiting the rights of the new securities. This can happen through actions like the principal shareholders exercising their pre-emptive rights to maintain their ownership percentage, or by using their voting power to approve actions that might negatively impact new investors, such as a subsequent rights offering or restructuring.

Minority ownership risks
For purchasers of the Company's securities, minority ownership carries the risk of limited control and influence, restricted access to information, and potential conflicts of interest with majority owners. The value of a minority stake can be harmed by corporate actions decided by the majority, including issuing more stock, repurchasing shares, selling the Company or its assets, and engaging in transactions with related parties.

Future dilution considerations
Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible notes that the company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation considerations
Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

As discussed in "Future dilution consideration" section above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage Company typically sells its shares or grants options over its shares to its founder and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founder or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. There are several ways to value a Company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets they probably need to raise funds through a securities offering in order to purchase some equipment.

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs i.e., what was paid for the asset, and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay the present value for what the investor expects to obtain in the future the future return, taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. Future investors including people seeking to acquire the Company may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a Company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Our management has arbitrarily determined the offering price for the Securities sold hereunder.

The offering price of the Securities has been arbitrarily established by our management, considering such matters as the state of our business development, the general condition of the industry in which we operate, the amount of funds sought from this Offering, and the number of shares the Board of Directors is willing to issue in order to raise such funds. Accordingly, there is no relationship between the price of the Offering and our assets, earnings or book value, the market value of our Securities, or any other recognized criteria of value. As such, the price does not necessarily indicate the current value of our Securities and should not be regarded as an indication of any future market price of our stock. The Company conducted an internal analysis of its income, assets, potential growth, partnerships, development and team, as well as revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the potential earnings approach listed in the above section.

There is not a firm underwritten commitment for this Offering.

The Securities are offered on a "best efforts" basis by the Company without compensation. We may, in the future, engage the services of certain Financial Industry Regulatory Authority (FINRA) registered broker-dealers to market the Securities on a "best efforts" basis that enter into Participating Broker-Dealer Agreements with us; however, we have not entered into any agreement with any FINRA registered broker-dealer. Accordingly, there is no assurance that we, or any FINRA broker-dealer, will sell the maximum securities offered or any lesser amount.

Investing in our company is highly speculative; you could lose your entire investment.

Purchasing the offered Securities is highly speculative and involves significant risk. The offered Securities should not be purchased by any person who cannot afford to lose their entire investment. Our business objectives are also speculative, and it is possible that we would be unable to accomplish them. Our shareholders may be unable to realize a substantial or any return on their purchase of the offered Securities and may lose their entire investment. For this reason, each prospective purchaser of the offered Securities should read this Offering Circular and all of its exhibits carefully and consult with their attorney, business and/or investment advisor.

Investing in our company may result in an immediate loss because investors will pay more for our Securities than what the pro rata portion of the assets are worth.

The Offering price and other terms and conditions regarding our Securities have been arbitrarily determined and do not bear any relationship to assets, earnings, book value or any other objective criteria of value. No investment banker, appraiser or other independent third party has been consulted concerning the Offering price for the Securities or the fairness of the Offering price used for the Securities.

The arbitrary Offering price of $3.50 per Share as determined herein is substantially higher than the net tangible book value per share of our Common Stock. Our assets do not substantiate a share price of $3.50 per Share. This premium in share price applies to the terms of this Offering. The Offering price will not change for the duration of the Offering even if we obtain a listing on any exchange or become quoted on the OTC Markets.

Although we have a separate account with the Broker for subscriptions from investors, if we file for or are forced into bankruptcy protection, investors will lose their entire investment.

Invested funds for this Offering, up to $4,999,999.10, will be placed in a separate account with the Intermediary until the funds are distributed to the Company, and the Intermediary, and if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. As such, you will lose your investment and your funds will be used to pay creditors.

In the event that our Securities are traded, they may trade for less than $5.00 per share and thus will be considered a penny stock. Trading penny stocks has many restrictions, and these restrictions could severely affect the price and liquidity of our shares.

In the event that our Securities are traded, and our stock trades below $5.00 per share, our stock would be known as a "penny stock", which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The U.S. Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Common Stock could be considered to be a "penny stock". A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than established customers and Accredited Investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, he must receive the purchaser's written consent to the transaction prior to the purchase. He must also provide certain written disclosures to the purchaser. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell our securities and may negatively affect the ability of holders of shares of our Common Stock to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

Financial Industry Regulatory Authority ("FINRA") sales practice requirements may also limit your ability to buy and sell our Securities, which could depress the price of our shares.

FINRA rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Securities, which may limit your ability to buy and sell our Securities or have an adverse effect on the market for our Securities, and thereby depress our Security's price.

You may face significant restriction on the resale of your shares because of state "Blue Sky" laws.

Each state has its own securities laws, often called "Blue Sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

We do not know whether our Securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our Securities. We have not yet applied to have our Securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Offering Circular. We will initially focus our Offering in the State of California and will rely on exemptions found under California Law. There may be significant state Blue Sky law restrictions on the ability of investors to sell, and on purchasers to buy, our Securities. You should therefore consider the resale market for our Securities to be limited, as you may be unable to resell your Securities without the significant expense of state registration or qualification.

When signing our subscription agreement, you are agreeing to governing law, jurisdiction and waiver of jury trial provisions.

In order to invest in this Offering, you must sign our subscription agreement. By agreeing to our subscription agreement, your investment may be impacted due to the governing law, jurisdiction and waiver of jury trial provisions.

These provisions may or may not be enforceable under federal and state law based on the nature of the claim and the state in which you live. These provisions only apply to claims related to this Offering. To the extent the provisions apply to federal securities law claims; by agreeing to the provision, investors will not be deemed to have waived the Company´s compliance with the federal securities laws and the rules and regulations thereunder. Purchasers of interests in a secondary transaction or market through a separate purchase agreement would not be subject to these provisions.

We may need additional financing in the future, which may be difficult to obtain or be on terms unfavorable to us.

Assuming all Common Shares are sold in this Offering, we believe that the net proceeds from this Offering, together with its projected cash flow from operations, shall be sufficient to fund the operations of the Company as currently conducted for up to twenty four (24) months. Such belief, however, cannot give rise to an assumption that our cost estimates are accurate or that unforeseen events would not occur that would require us to seek additional funding to meet our operational needs. In addition, we may not generate sufficient cash flow from operations to implement our business objectives. As a result, we may require substantial additional financing in order to implement our business objectives.

We may not be able to obtain additional funding when needed. If obtained such funding may only be available on terms not acceptable to us. In the event that our operations do not generate sufficient cash flow, or we cannot acquire additional funds if and when needed, we may be forced to curtail or cease its activities, which would likely result in the loss to investors of all or a substantial portion of their investments.

We must be able to attract and retain qualified personnel in order for our business to be successful.

Our ability to realize our objectives shall be dependent on our ability to attract and retain additional, qualified personnel. Competition for such personnel can be intense, and our results may adversely affect our ability to attract and/or retain qualified personnel. Our management team has entered into employment agreements that include non-compete and confidentiality requirements. However, such agreements may not fully protect us from competitive injury if any of these individuals leave us.

We are an emerging growth company.

We are an emerging growth company as defined in the JOBS Act. The reduced disclosure requirements applicable to emerging growth companies may make our Securities less attractive to investors. For as long as we continue to be an emerging growth company, we intend to take advantage of some of the exemptions from the reporting requirements applicable to other public companies. It is possible that investors will find our Securities less attractive as a result of our reliance on these exemptions. If so, there may be a less active trading market for our Securities and our stock price may be more volatile.

If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Company.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the "Reg. A+ Exemption"), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Series of Interests exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Series of Interests under the Exchange Act, it would result in significant expense and reporting requirements that would place a financial burden on the Company and a time burden on our management.

The multi-class structure of our common stock will have the effect of concentrating voting control with our Founder, which will limit your ability to influence the outcome of important decisions.

Our Class A common stock has 0 votes per share; our Class B common stock has 1 vote per share, and our Class C common stock has 10 votes per share. Our Founder, Andrew Michael Arroyo, currently beneficially owns approximately 80% of our outstanding Class B common stock and 100% of our outstanding preferred stock. If the Maximum Offering is sold to investors, Mr. Arroyo will beneficially own approximately 15% of our total outstanding Common Stock and control more than 90% of the voting power of our outstanding capital stock, immediately following this offering. As a result, Mr. Arroyo will have the ability to control the outcome of matters requiring common stockholder approval, including the election of certain directors and approval of certain significant corporate transactions such as the approval of mergers or other business combination transactions. Because the interests of Mr. Arroyo may not always coincide with those of our other stockholders, such stockholder may influence or cause us to take actions with which our other stockholders disagree. This concentration of voting control will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. As a board member, Mr. Arroyo owes a fiduciary duty to our stockholders and are legally obligated to act in good faith and in a manner he reasonably believes to be in the best interests of our stockholders. As a stockholder, Mr. Arroyo is entitled to vote his shares in his own interests, which may not always be in the interests of our stockholders generally. Our Founder's control may adversely affect the market price of our Class B common stock.

Our potential issuance of Bonus Shares may result in a discounted offering price being paid by certain investors in this Offering.

Certain investors may be entitled to Bonus Shares in this Offering, which results in an effective discount on any shares purchased. These shares will immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these shares, who will effectively pay less per share. Investors may also suffer immediate dilution if they qualify for a lesser amount of Bonus Shares than other investors, who will effectively pay less per share.

There is fixed number of Bonus Shares, and therefore certain investors may not receive Bonus Shares even if they meet the criteria to receive Bonus Shares.

We have authorized up to 200,000 shares of Class A Common Stock to be issued as Bonus Shares to investors in this Offering. The Company will not issue more Bonus Shares than this amount. It is possible that, prior to the Company raising the maximum offering amount in this offering of $4,999,999.10 it will have issued all 200,000 Bonus Shares. If that occurs, investors in this offering that meet the eligibility requirements to receive Bonus Shares will not receive them.

Our management team has limited experience managing a publicly reporting company.

Most members of our management team have limited experience managing a publicly reporting company, interacting with public investors, and complying with the increasingly complex laws pertaining to Regulation CF reporting companies. Our management team may not successfully or efficiently manage our transition to being a publicly reporting company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, financial condition, and results of operations.

There are deficiencies with our internal controls that require improvements.

There are deficiencies with our internal controls that require improvements. As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Regulation CF issuer. In connection with the preparation of the audited consolidated financial statements for the years ended December 31, 2024 and 2023, we identified material weaknesses in our internal controls over financial reporting. Specifically, these weaknesses related to having an insufficient number of personnel with an appropriate degree of technical accounting and internal controls knowledge, experience and training to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements, which resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of our financial reporting objectives. Any new controls that we develop may be inadequate because of changes in conditions in our business. Further, additional weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations, and may result in a restatement of our financial statements for prior periods. In order to maintain and improve the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations. Ineffective disclosure controls and procedures and a lack of internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the Share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Additional Current Economic, Industry and Regulatory Risks

Recent litigation and potential regulation could impact the real estate commissions earned by real estate agents.

In October 2023, a federal jury in Kansas City, Missouri found the National Association of Realtors (NAR) and some of the largest real estate brokers in the country liable for colluding to inflate real estate commissions. The jury ordered the NAR and real estate franchises HomeServices of America and Keller Williams to pay $1.78 billion in damages to the sellers of more than 260,000 homes in Missouri, Kansas and Illinois — the plaintiffs in the case. The defendants have announced they plan to appeal the decision. The case is among several pending lawsuits in U.S. courts confronting "buyer-broker commissions," or the amount of commissions that people selling their homes must agree to pay in order for their home to be included on a "multiple listing service" showing properties for sale in regions around the country. Two other defendants, Re/Max and Anywhere Real Estate, recently resolved claims in similar cases in Illinois and Missouri federal courts. Anywhere Real Estate planned to pay $83.5 million, according to a post at National Association of Realtors. Re/Max said in a regulatory filing it would pay $55 million. Both settlements are pending court approval. When the lawsuit was originally filed in 2019 it included Anywhere Real Estate and Re/Max as defendants, but they agreed to scale back their relationship with the NAR and pay a total of approximately $139 million in damages as part of a settlement. The judge overseeing the case still has to issue a final judgement in the case, which could alter or even ban the cooperative compensation ruling nationally. Depending on the judgment, it could mean that home sellers will not be responsible for paying the commissions of both the listing and buying brokers. The Department of Justice (DOJ) has been actively involved in these litigations, settlements, and pursued their own investigations into a potential antitrust violation of NAR and other related parties.

Changes in NAR's current policies or federally mandated regulation by the DOJ could potentially reduce our commissions on residential transactions, which would constrain our growth and operational initiatives and could have a material adverse effect on our revenues, results of operations and product development efforts.

This lawsuit applies to residential real estate agent commissions and can potentially have significant impact on the current real estate brokerage operations of the Company. At this time, these lawsuits do not have any impact on the commercial real estate industry or the real estate investment industry. Therefore, in management's opinion, these lawsuits will have no impact on the Company's ability to fully develop its investment division and a real estate investment trust (REIT).

Significant rise in interest rates.

Over the last 24 months, interest rates have risen at a rapid pace which has resulted in a devaluation of many commercial properties and investment buyers being priced out of the marketplace. Recently, the Federal Reserve has started to cut interest rates and announced it will cut rates further in the next year. However, in the event interest rates continue to rise or remain at elevated levels for an extended period of time, our proposed real estate investments and resulting income may decline, which would adversely affect the bottom line of our business.

Significant rise in cost of real estate properties.

Over the last few years, the sale price for residential properties in many markets we currently serve has risen dramatically which has resulted in pricing many buyers out of the marketplace. The opposite is happening in commercial real estate, prices are going down. In the event residential *and* commercial property prices continue to rise or remain at elevated levels for an extended period of time, our resulting revenue may decline and adversely affect the bottom line of our business.

Limited inventory.

Over the last few years, the inventory of properties available to purchase for investment has declined in many markets we serve which has resulted in limited inventory in the marketplace. In the event inventory remains at limited levels for an extended period of time, our proposed real estate investments may be delayed and resulting revenue may decline and adversely affect the bottom line of our business. If the capital raised through this Offering is not able to be deployed immediately after its raised, the Company will invest in short term liquid money market accounts and short-term government treasuries to generate interest income that will be available for distribution to shareholders as a dividend in lieu of investment income from the real estate properties.

Additional Risks Related to REITs

Risks Related to Our Business and Properties

If we successfully transition to a REIT, the limits on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that could otherwise benefit our stockholders.

If we are successful in our goal of transitioning to a REIT, our new Certificate of Incorporation, with certain exceptions, will authorize our Board to take such actions as are necessary and desirable to preserve our qualification as a REIT. An important qualification to preserve is that no five shareholders can own more than 50% of the Company. Currently, our founder Andrew Michael Arroyo owns approximately 80% of the outstanding common shares and 100% of the preferred shares. As of the date of this offering, once approximately 15,000,000 shares of the total capital stock are issued and outstanding his ownership percentage will fall below the 50% threshold. If the offering is fully subscribed his ownership will fall below 30% ownership. Besides Mr. Arroyo, and unless exempted by our Board, no other person may own more than 9.8% in value of our outstanding capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock. A person that did not acquire more than 9.8% of our shares may become subject to our charter restrictions if redemptions by other stockholders cause such person's holdings to exceed 9.8% of our outstanding shares. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

Our Certificate of Incorporation will permit our board of directors to issue stock with terms that may subordinate the rights of the holders of our common stock or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our Board may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock without stockholder approval. Thus, our Board could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price to holders of our common stock.

If we become a REIT, we have limited operating history operating certain types of commercial real estate and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our shareholders.

We have recently expanded our business services beyond residential, commercial and property management services to include real estate investment services and intend to commence operations as a REIT if we are successful in raising the maximum in this offering. Our expansion to commercial real estate investment services will begin as soon as we are able to raise sufficient funds to acquire suitable properties or invest with our partner operators, which could occur prior to the time we qualify as a REIT. During our expansion to commercial real estate investment services, and if we are successful in becoming a REIT, our ability to make or sustain distributions to our shareholders will depend on many factors, including our availability to identify attractive acquisition opportunities that satisfy our investment strategy, our success in consummating acquisitions on favorable terms, the level and volatility of interest rates, readily accessible short-term and long-term financing on favorable terms, and conditions in the financial markets, the real estate market and the economy. We will face competition in acquiring attractive commercial properties. The value of the commercial properties that we acquire may decline substantially after we purchase them. We may not be able to successfully operate our business or implement our operating policies and investment strategy successfully. Furthermore, we may not be able to generate sufficient operating cash flow to pay our operating expenses and make distributions to our shareholders.

As a company with an expanded business focus, we are subject to the risks of any newly established business enterprise, including risks that we will be unable to attract and retain qualified personnel, create effective operating and financial controls and systems or effectively manage our anticipated growth, any of which could have a harmful effect on our business and our operating results.

We may change our investment objectives without seeking stockholder approval.

We may change our investment objectives without shareholder notice or consent. Although our Board of Directors has fiduciary duties to our stockholders and intends only to change our investment objectives when our Board determines that a change is in the best interests of our stockholders, a change in our investment objectives could reduce our payment of cash distributions to our stockholders or cause a decline in the value of our investments.

We have identified the type of commercial real estate we plan to acquire and several potential acquisitions but do not have any specific commercial properties under contract and you will be unable to evaluate the allocation of net proceeds of this offering or the economic merits of our investments prior to making your investment decision.

We currently do not own any properties and have no agreements to acquire any properties. Since we can only provide examples of the type of properties we are seeking to acquire and have not yet put any specific commercial properties under contract or committed the net proceeds of this offering to any specific commercial property investment, you will be unable to evaluate the allocation of the net proceeds or the economic merits of our acquisitions before making an investment decision to purchase our common shares. As a result, we will have broad authority to invest the net proceeds in any real estate investments that we may identify in the future and we may use those proceeds to make investments with which you may not agree. In addition, our investment policies may be amended or revised from time to time at the discretion of our Board, without a vote of our shareholders. These factors will increase the uncertainty, and thus the risk, of investing in our common shares. Our failure to apply the net proceeds effectively or find suitable commercial properties to acquire in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses. Prior to the full investment of the net offering proceeds in commercial properties, we intend to invest the net proceeds in interest-bearing short-term, investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from our investments in commercial properties. We may not be able to identify commercial investments that meet our investment criteria, we may not be successful in completing any investment we identify and our investments may not produce acceptable, or any, returns. We may be unable to invest the proceeds on acceptable terms, or at all.

Table of Contents

There may be conflicts of interest faced by one of our officers and directors, who is also a managing member in Andrew Arroyo Investments, LLC and Neighborhood Investment Network, LLC, which may compete with us for his business time and for business opportunities to acquire properties that may arise.

Mr. Arroyo, one of our officers and directors, is also a managing member of Andrew Arroyo Investments, LLC, which is an established business that operates as a registered investment advisor. We may compete for Mr. Arroyo's time in the future. At this time, Andrew Arroyo Investments, LLC does not have any clients and the sole function of the entity is to provide investment advisor services to our Company. In the future, this may change. Mr. Arroyo, one of our officers and directors, is also a managing member of Neighborhood Investment Network, LLC, which is a real estate syndication that Mr. Arroyo set up to teach the members of the Company how to operate a real estate investment fund beginning in 2016. Mr. Arroyo, one of our officers and directors, is also an officer of AMA Media, Inc. which is a media company that owns original works of arts and licensing rights. Moreover, he has obligations toward Andrew Arroyo Investments, LLC, AMA Media, Inc. and Neighborhood Investment Network, LLC, for his business time and existing fiduciary duties to those entities. Thus, if Mr. Arroyo does not devote sufficient time to us, or we are unable to obtain business opportunities to acquire properties sufficient for us to generate revenues, then our business may not succeed.

We and our third party vendors will rely on information technology networks and systems in providing services to us, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We and our third party vendors will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include confidential information of tenants, lease data and information regarding our stockholders. We and our third party vendors will rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential information. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches or cyber-attacks, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. In addition, any breach in the data security measures employed by the third party vendors upon which we rely, could also result in the improper disclosure of personally identifiable information. Any failure to maintain proper function, security and availability of information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us.

Our operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Our operating results are subject to risks generally incident to the ownership of real estate, including:

- ability to acquire properties:

- changes in general economic or local conditions;

- changes in supply of or demand for similar or competing properties in an area;

- changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

- changes in tax, real estate, environmental and zoning laws; and

- periods of high interest rates and tight money supply.

These and other reasons may prevent us from being profitable or from realizing growth or maintaining the value of our real estate properties.

Table of Contents

We do not currently own any properties to lease. Without funds from this offering, we will face difficulty acquiring any properties to lease to generate lease revenue. Some of our future properties may depend upon a single tenant for all or a majority of its rental income, and our financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant.

We do not yet own any properties which we can lease to any tenants and need to raise funds to acquire such properties. We expect that some of our properties will be occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties will be materially dependent on the financial stability of such tenants. Lease payment defaults by tenants could cause us to reduce the amount of distributions we pay. A default of a tenant on its lease payments to us would cause us to lose the revenue from the property and force us to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a lease is terminated, there is no assurance that we will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations or other premature termination of a lease, or a tenant's election not to extend a lease upon its expiration, could have an adverse effect on our financial condition and our ability to pay distributions.

Our brokerage, lending and property management operations, whether or not they are put into a taxable REIT subsidiary ("TRS"), may be subject to conflicts of interest arising out of our working with the brokerage or the TRS entity, as the company will be partially-owned and managed by one or more of our officers and directors and one or more of our shareholders.

We may purchase, finance or lease properties where the Company's brokerage division or another of its affiliates, identifies, leases or finances properties for the Company or represents the seller of a property we purchase. A conflict of interest may exist in such an acquisition since the Company's brokerage division or TRS may be entitled to a real estate brokerage commission or other fees in connection to such a transaction. Any of our agreements and arrangements with the Company's brokerage division or TRS and its affiliates, including those relating to compensation, are not the result of arm's length negotiations.

There may be conflicts of interest if we engage the services of any investment or property manager since that investment or property manager may be partially-owned and managed by one or more of our officers and directors and one or more of our shareholders. Furthermore, we may have to compete for the business time of this investment or property manager to be devoted to our activities.

We plan to engage the services of multiple investment and property managers nationwide to invest in and manage the eventual properties that we plan to acquire or own partial interest. These entities may be controlled by one or more of our officers and directors and one or more of our shareholders. However, we do not yet have an agreement in place with these investment and property managers. While we hope to obtain the services of these investment and property managers on terms similar to that provided to the Company by its internal staff and contractors, it may be that the terms of our eventual service agreement would not be as favorable to us as anticipated, and thus we may not be able to operate our business on the terms or in the manner we expect. As we expand our operations, use of an investment or property manager may become key to our planned level of business operations, and without this service, our business may not succeed.

If a major tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could have a harmful effect on our financial condition and ability to pay distributions to you.

Our success will depend on the financial ability of our eventual tenants to remain current with their leases with us. We may experience concentration in one or more tenants if the future leases we have with those tenants represent a significant percentage of our operations. Any of our future tenants, or any guarantor of one of our future tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Title 11 of the bankruptcy laws of the United States. Such a bankruptcy filing would bar us from attempting to collect pre-bankruptcy debts from the bankrupt tenant or its properties unless we receive an enabling order from the bankruptcy court. Post-bankruptcy debts would be paid currently. If we assume a lease, all pre-bankruptcy balances owing under it must be paid in full. If a lease is rejected by a tenant in bankruptcy, we would have a general unsecured claim for damages. This claim could be paid only in the event funds were available, and then only in the same percentage as that realized on other unsecured claims.

The bankruptcy of a future tenant or lease guarantor could delay our efforts to collect past due balances under the relevant lease, and could ultimately preclude full collection of these sums. Such an event also could cause a decrease or cessation of current rental payments, reducing our operating cash flows and the amount available for distributions to you. In the event a future tenant or lease guarantor declares bankruptcy, the tenant or its director may not assume our lease or its guaranty. If a given lease or guaranty is not assumed, our operating cash flows and the amounts available for distributions to you may be adversely affected. The bankruptcy of a major tenant could have a harmful effect on our ability to pay distributions to you.

A high concentration of our properties in a particular geographic area, or with tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

Though we do not currently own any properties, we plan to focus our acquisition efforts on certain geographic areas. In the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if tenants of our properties become concentrated in a certain industry or industries, any adverse effect to that industry or those industries generally would have a disproportionately adverse effect on our portfolio.

If a sale-leaseback transaction is re-characterized in a tenant's bankruptcy proceeding, our financial condition could be adversely affected.

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our business. If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, our lessee and we could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. Either of these outcomes could adversely affect our cash flow and the amount available for distributions to you.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Thus, the purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

We may be unable to secure funds for future tenant improvements or capital needs, which could adversely impact our ability to pay cash distributions to our stockholders and the value of an investment in our shares.

When tenants do not renew their leases or otherwise vacate their space, it is usual that, in order to attract replacement tenants, we will be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. In addition, although we expect that our leases with tenants will require tenants to pay routine property maintenance costs, we will likely be responsible for any major structural repairs, such as repairs to the foundation, exterior walls and rooftops. We will use substantially all of this offering's gross proceeds to buy real estate and pay various fees and expenses. We intend to reserve a portion of the gross proceeds from this offering for future capital needs. Accordingly, if we need additional capital in the future to improve or maintain our properties or for any other reason, we will have to obtain financing from other sources, such as cash flow from operations, borrowings, property sales or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both.

Our inability to sell a property when we desire to do so could adversely impact our ability to pay cash distributions to you and the value of your investment in our shares.

The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates, supply and demand, and other factors that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have adequate funds available to correct such defects or to make such improvements. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property. Any delay in our receipt of proceeds, or diminishment of proceeds, from the sale of a property could adversely impact our ability to pay distributions to you.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such property, which may lead to a decrease in the value of our assets.

Some of our leases may not contain rental increases over time, or the rental increases may be less than the fair market rate at a future point in time. In such event, the value of the leased property to a potential purchaser may not increase over time, which may restrict our ability to sell that property, or if we are able to sell that property, may result in a sale price less than the price that we paid to purchase the property.

We may acquire or finance properties or invest with Partner Operators with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties. These provisions would affect our ability to turn our investments into cash and thus affect cash available for distributions to you. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of the shares, relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

Rising expenses could reduce cash flow and funds available for future acquisitions.

Any properties that we buy in the future will be, subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses. Different property types carry different degrees of exposure to operating costs. For instance, industrial properties are typically leased on a triple net (NNN) basis, which puts the burden of the expenses on the tenant, whereas multifamily apartment properties are typically leased on a modified gross basis, which puts the burden of the expenses on the property owner. While we expect that many of our properties will be leased on a net-lease basis or will require the tenants to pay all or at least a small portion of such expenses, renewals of leases or future leases may not be negotiated on that basis, in which event we may have to pay those costs. If we are unable to lease properties on a net-lease basis or on a basis requiring the tenants to pay all or at least a small portion of such expenses, or if tenants fail to pay required tax, utility and other impositions, we could be required to pay those costs which could adversely affect funds available for future acquisitions or cash available for distributions.

Table of Contents

Adverse economic conditions will negatively affect our returns and profitability.

Our operating results may be affected by the following market and economic challenges, which may result from a continued or exacerbated general economic slowdown experienced by the nation as a whole or by the local economics where our properties may be located:

- poor economic conditions may result in tenant defaults under leases;

- re-leasing may require concessions or reduced rental rates under the new leases; and

- increased insurance premiums may reduce funds available for distribution or, to the extent such increases are passed through to tenants, may lead to tenant defaults. Increased insurance premiums may make it difficult to increase rents to tenants on turnover, which may adversely affect our ability to increase our returns.

The length and severity of any economic downturn cannot be predicted. Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

Challenging economic conditions could adversely affect vacancy rates, which could have an adverse impact on our ability to make distributions and the value of an investment in our shares.

Challenging economic conditions, the availability and cost of credit, turmoil in the mortgage market, and declining real estate markets have contributed to increased vacancy rates in the commercial real estate sector. If we experience vacancy rates that are higher than historical vacancy rates, we may have to offer lower rental rates and greater tenant improvements or concessions than expected. Increased vacancies may have a greater impact on us, as compared to REITs with other investment strategies, as our investment approach relies on long-term leases in order to provide a relatively stable stream of income for our stockholders. As a result, increased vacancy rates could have the following negative effects on us:

- the values of our potential investments in commercial properties could decrease below the amount paid for such investments;

- revenues from such properties could decrease due to low or no rental income during vacant periods, lower future rental rates and/or increased tenant improvement expenses or concessions; and/or

- revenues from such properties that secure loans could decrease, making it more difficult for us to meet our payment obligations. All of these factors could impair our ability to make distributions and decrease the value of an investment in our shares.

Global market and economic conditions may materially and adversely affect us and our tenants.

In the United States, market and economic conditions have from time to time been challenging, such as periods of high interest rates, increased unemployment, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in the overall economic conditions that impact our tenants' financial condition and leasing practices. Adverse economic conditions such as high unemployment levels, interest rates, tax rates and fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants. During periods of economic slowdown, rising interest rates and declining demand for real estate may result in a general decline in rents or an increased incidence of lease defaults. Volatility in the United States and global markets makes it difficult to determine the breadth and duration of the impact of future economic and financial market crises and the ways in which our tenants and our business may be affected. A lack of demand for rental space could adversely affect our ability to gain new tenants, which may affect our growth and profitability. Accordingly, the reoccurrence of any worsening of financial conditions could materially and adversely affect us.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits.

Generally, each of our tenants will be responsible for insuring its goods and premises and, in some circumstances, may be required to reimburse us for a share of the cost of acquiring comprehensive insurance for the property, including casualty, liability, fire and extended coverage customarily obtained for similar properties in amounts that our advisor determines are sufficient to cover reasonably foreseeable losses. Tenants of single-user properties leased on a net-lease basis typically are required to pay all insurance costs associated with those properties. Tenants of multi-tenant properties leased on a modified gross basis are not typically responsible for any insurance beyond the interior of their premises. Material losses may occur in excess of insurance proceeds with respect to any property, as insurance may not be sufficient to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism as a condition for providing mortgage loans. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit our ability to finance or refinance our potential properties. In these instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. The Terrorism Risk Insurance Program Reauthorization Act of 2019 is designed for a sharing of terrorism losses between insurance companies and the federal government, and expires on December 31, 2027. There is no assurance that Congress will extend the insurance beyond 2027. We cannot be certain how this act will impact us or what additional cost to us, if any, could result. If such an event damaged or destroyed one or more of our properties, we could lose both our invested capital and anticipated profits from such property.

Real estate related taxes may increase and if these increases are not passed on to tenants, our income will be reduced.

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. Generally, from time to time, our property taxes may increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through such tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Some lease types do not allow the pass through of any taxes to the tenants. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions to you.

CC&Rs may restrict our ability to operate a property.

Some of our properties may be contiguous to other parcels of real property, comprising part of the same commercial center. In connection with such properties, there are significant covenants, conditions and restrictions, known as "CC&Rs," restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions.

Our operating results may be negatively affected by potential development and construction delays and resultant increased costs and risks.

While we do not currently intend to do so, we may use proceeds from this offering to acquire and develop properties upon which we will construct improvements. We will be subject to uncertainties associated with re-zoning for development, environmental concerns of governmental entities and/or community groups, and our builder's ability to build in conformity with plans, specifications, budgeted costs, and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other such factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and our return on our investment could suffer.

While we do not currently intend to do so, we may invest in unimproved real property. Returns from development of unimproved properties are also subject to risks associated with re-zoning the land for development and environmental concerns of governmental entities and/or community groups. Although we intend to limit any investment in unimproved property to property we intend to develop, your investment nevertheless is subject to the risks associated with investments in unimproved real property.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on your investment.

We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, REITs, real estate limited partnerships, and other entities engaged in real estate investment activities, many of which have greater resources than we do. Larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investments may increase. Any such increase would result in increased demand for these assets and therefore possibly increased prices paid for them. If we pay higher prices for properties and other investments, our profitability may be reduced and you may experience a lower return on your investment.

Our properties may face competition that could affect tenants' ability to pay rent and the amount of rent paid to us may affect the cash available for distributions, the amount of distributions and the value of our shares.

We expect that our properties will typically be located in developed areas. Therefore, there are and will be numerous other properties within the market area of each of our properties that will compete with us for tenants. The number of competitive properties could have a material effect on our ability to rent space at our properties and the amount of rents charged. We could be adversely affected if additional competitive properties are built in locations competitive with our properties, causing increased competition for customer traffic and creditworthy tenants. This could result in decreased cash flow from tenants and may require us to make capital improvements to properties that we would not have otherwise made, thus affecting cash available for distributions, and the amount available for distributions to you.

Delays in acquisitions of properties may have an adverse effect on your investment.

There may be a substantial period of time before the proceeds of this offering are invested. Delays we encounter in the selection, acquisition and/or development of properties could adversely affect your returns. Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, you could suffer delays in the payment of cash distributions attributable to those particular properties.

Costs of complying with governmental laws and regulations, including those relating to environmental matters, may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Environmental laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. This liability could be substantial. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. Future laws, ordinances or regulations may impose material environmental liability.

Additionally, several conditions, such as our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties, may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and that may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

State and federal laws in this area are constantly evolving, and we intend to monitor these laws and take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of most properties that we acquire; however, we will not obtain an independent third-party environmental assessment for every property we acquire. In addition, any such assessment that we do obtain may not reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to us. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims would materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

Our recovery of an investment in a mortgage, bridge or mezzanine loans that has defaulted may be limited.

There is no guarantee that the mortgage, loan or deed of trust securing an investment will, following a default, permit us to recover the original investment and interest that would have been received absent a default. The security provided by a mortgage, deed of trust or loan is directly related to the difference between the amount owed and the appraised market value of the property. Although we intend to rely on a current real estate appraisal when we make the investment, the value of the property is affected by factors outside our control, including general fluctuations in the real estate market, rezoning, neighborhood changes, highway relocations and failure by the borrower to maintain the property. In addition, we may incur the costs of litigation in our efforts to enforce our rights under defaulted loans.

Inflation and changes in interest rates may materially and adversely affect us and our tenants.

A rise in inflation may result in a rate of inflation greater than the increases in rent that we anticipate may be provided by many of our leases. Increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect the tenants' ability to pay rent owed to us.

In addition, to the extent that we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to you. Furthermore, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Our costs associated with complying with the Americans with Disabilities Act may affect cash available for distributions and the value of our shares.

Our properties will be subject to the Americans with Disabilities Act of 1990 (Disabilities Act). Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the Disabilities Act. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, our funds used for Disabilities Act compliance may affect cash available for distributions and the amount of distributions to you.

We are considered to be a "blind pool," as we have not identified any of the properties we intend to purchase as of the date of this prospectus. For this and other reasons, an investment in our shares is speculative.

Since we have not identified any of the properties we intend to purchase with future offering proceeds as of the date of this prospectus, this offering is considered a "blind pool." You will not be able to evaluate the economic merit of our investments until after such investments have been made. As a result, an investment in our shares is speculative.

Properties that have vacancies for a significant period of time could be difficult to sell, which could diminish the return on your investment.

A property may incur vacancies either by the continued default of a tenant under its lease, the expiration of a tenant lease or early termination of a lease by a tenant. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to be distributed to you. In addition, because a property's market value depends principally upon the value of the property's leases, the resale value of a property with prolonged vacancies could decline, which could further reduce your return.

Our real estate investments may include special use single-tenant properties that may be difficult to sell or re-lease upon lease terminations.

We intend to possibly invest in single-tenant, income-producing commercial retail, office and industrial and specialty properties, a number of which may include special use single-tenant properties. If the leases on these properties are terminated or not renewed, we may have difficulty re-leasing or selling these properties to new tenants due to the lack of efficient alternate uses for such properties. Therefore, we may be required to expend substantial funds to renovate and/or adapt any such property for a revenue-generating alternate use or make rent concessions in order to lease the property to another tenant or sell the property. These and other limitations may adversely affect the cash flows from, or lead to a decline in value of, these special use single-tenant properties.

We are exposed to risks related to increases in market lease rates and inflation, as income from long-term leases will be the primary source of our cash flow from operations.

We are exposed to risks related to increases in market lease rates and inflation, as income from long-term leases will be the primary source of our cash flow from operations. Leases of long-term duration or which include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases, our cash flow from operations and financial position may be adversely affected.

Increased operating expenses could reduce cash flow from operations and funds available to acquire investments or make distributions, and ultimately, impact the value of our shares.

We anticipate that the properties we acquire will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. If any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds with respect to that property for operating expenses. The properties will be subject to increases in tax rates, utility costs, insurance costs, repairs and maintenance costs, administrative costs and other operating expenses. Some of our leases may not require the tenants to pay all or a portion of these expenses, in which event we may have to pay these costs. If we are unable to lease properties on terms that require the tenants to pay all or some of the properties' operating expenses, if our tenants fail to pay these expenses as required or if expenses we are required to pay exceed our expectations, we could have less funds available for future acquisitions or cash available for distributions to you.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

The Federal Deposit Insurance Corporation only insures amounts up to $250,000 per depositor per insured bank. We likely will have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we deposit funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

ITEM 4 DILUTION

We have not issued any Class A common stock and, therefore, investors are not expected to experience immediate dilution. All investors purchasing Shares from the Company in this offering will experience dilution from future issuances of Class A common stock or any other capital stock of the Company, including conversion of our derivative securities at a price per share less than the offering price of Shares in this offering.

An early-stage company typically sells its Securities (or grants options over its shares) to its founder(s) at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash from outside investors, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of the new investors' stake is diluted because each security of the same type is worth the same amount, and the new investor has paid more for the security than earlier investors did for theirs.

The Company is offering for sale to new investors up to 1,580,262 of Class A Common Stock, composed of 1,380,262 shares to be offered directly for cash consideration and a maximum of 200,000 shares to be issued as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria, for up to $4,999,999.10 total consideration. The price of the shares is $3.50 per share. The following table sets forth on a pro forma basis at June 30, 2025, the differences between existing Class B Common stockholders and new Class A Common stock investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the paid per Share and assuming the Maximum Offering is sold). Dilution represents the difference between the offering price and the net tangible book value per security immediately after completion of the Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of the company's arbitrary determination of the offering price of the securities being offered. Dilution of the value of the Securities you purchase is also a result of the lower book value of the Securities held by our existing stockholders.

Shares Purchased		Total Consideration		Average Price Per Share
Number	**Percent**	**Amount**	**Percent**	**Per Share**

Existing Class B Common & Series A Convertible Preferred Shareholders	11,143,928 [1]	87.58 %	$	2,251,470	31.05 %	$ 0.2020
New Investors of Class A Common Shareholders	1,580,262 [2]	12.42 %	$	4,999,999	68.95 %	$ 3.1640
Total	12,724,190	100.00 %	$	7,251,469	100 %	$ 0.5699

(1) Includes 4,000,000 shares of Series A Convertible Preferred Stock.

(2) 1,580,262 of Class A Common Stock is composed of 1,380,262 shares offered directly for cash consideration by the Company and a maximum of 200,000 shares to be issued as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria, for total consideration up to $4,999,999.10.

If you purchase Shares in this offering, your ownership interest in our Common Stock will be diluted immediately. The difference between the public offering price per share of common stock and the net tangible book value per share of common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

As of June 30, 2025, we had a net tangible book value of $133,624 or $0.0120 per share of issued and outstanding common stock. After giving effect to the sale of the Shares proposed to be offered by the Company of Class A Common Stock, composed of 1,380,262 shares to be offered for cash consideration and a maximum of 200,000 shares to be issued as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria, the net tangible book value at that date would have been $5,133,623 or $2.4786 per share. This represents an immediate increase in net tangible book value of approximately $2.4666 per share to existing shareholders and an immediate dilution of approximately $1.1439 per share to new investors.

The following table illustrates such per share dilution:

Proposed public offering price (per share)	$	3.6225
Net tangible book value per share (June 30, 2025)	$	0.0120
Increase in net tangible book value per share attributable to proceeds from the maximum offering	$	2.4666
Pro forma net tangible book value per share after the offering	$	2.4786
Dilution to new investors	$	1.1439

Future dilution

Another important way of looking at dilution is that dilution can happen due to future actions by the company the investor invested in. This means that an investor's stake in a company could be diluted due to the company issuing additional securities, whether as part of a capital-raising event or issued as compensation to the company's members, employees or marketing partners. As a result, when a company issues more securities, the percentage of the company that investors own will go down, even though the value of the company may go up. This means investors will own a smaller piece of a larger company.

This increase in number of securities outstanding could result from a security offering in any form. If the company decides to issue more securities, an investor could experience value dilution with each security being worth less than before, and control dilution with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per security, which typically occurs when a company offers dividends.

It is important that investors realize how the value of those securities can decrease by actions taken by the company. Dilution can make drastic changes to the value of each security, ownership percentage, voting control, and earnings per security.

ITEM 5 PLAN OF DISTRIBUTION

The Company is directly offering up to 1,580,262 shares of Class A Common Stock (which includes up to 200,000 additional shares of Class A Common Stock for Bonus Shares). No additional consideration will be received by the Company for the issuance of Bonus Shares and the Company will absorb the cost of the issuance of the Bonus Shares.

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company's best efforts offering. Although this role differs from that of a traditional underwriter in that the Intermediary does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Intermediary is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Intermediary have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares. The issuance of Bonus Shares for no cash consideration will occur on https://invest.aare.com. The aggregate compensation payable to the Intermediary and its affiliates is described below.

The Company is offering up to 1,580,262 Shares of our Class A common stock at $3.50 per Share. The Company will also receive an Investor Processing Fee of $0.1225 per Share (approximately 3.5%), effectively increasing the price per Share to $3.6225 for potential gross offering proceeds of $4,999,999.10. The minimum amount of Shares that may be purchased by any investor is $1,001(286 shares), making the total minimum investment with the Investor Processing Fee included $1,036.04.

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 30, 2026 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted before April 30, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Bonus Shares for Certain Investors (Up to 15%)

Certain investors in this Offering are eligible to receive bonus shares of Class A Common Stock, which effectively gives them a discount on their investment. Those investors will receive, as part of their investment, additional shares for their shares purchased ("Bonus Shares"). The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i) *"Reserved" Shares.* Prior to the offering, the Company will offer investors the opportunity to "reserve" shares through a reservation process on the DealMaker subscription processing platform. On our campaign page, the investor may select the "Reserve My Shares" button, which will bring the investor to a new page where the investor will indicate the amount of shares (and amount of money) he or she would like to reserve in the Company. The reservation is finalized by clicking the "Reserve My Shares" button. Investors who reserve shares in this manner will receive an additional 5% Bonus. Shares on their actual investment once this offering is qualified by the SEC (rounded down to the nearest whole share). For example, if an investor reserves 2,000 shares, and subsequently confirms this reservation and purchases the 2,000 shares, such investor will receive an additional 100 shares of the Company's Class A Common Stock, for a total of 2,100 shares. The 5% is stackable with the volume bonus tiers outlined in section (iv). "Reserving" shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the Company, or to purchase any shares of the Company whatsoever.

(ii) *Existing Investors – AARE.* Individuals or entities that are existing investors of the Company will be eligible to receive a certain amount of Bonus Shares based on how much they invest in this offering per the chart below.

(iii) *Webinar Attendees.* Individuals or entities that attend one of the Company's pre-announced investment webinars will be eligible to receive 5% Bonus Shares if they invest in the Offering. The investor is eligible if they sign up for the webinar and invest with the same email address and if attend the webinar for more than thirty minutes. The webinars will take place every two weeks (14 days) while this Offering is open and taking investments.

(iv) *Volume Based Investment Amount.* Investors will be eligible to receive one of the below bonuses based on the amount of their investment in this offering. The Bonus Shares will be awarded and issued within 60 days of the purchase. The Bonus Shares will be same class with same terms as being offered herein. The Bonus Shares will be calculated based on each individual purchase made by an investor during the offering period.

The below table indicates the % of bonus shares eligible by tier:

Investment Amount $	Bonus %
$2,500-$9,999	5%
$10,000-$19,999	10%
$20,000-Above	15%

For example, if an investor invests $10,500, the investor will receive 3,000 shares of Class A Common Stock and will receive an additional 300 Bonus Shares of Class A Common Stock, for a total of 3,300 shares. All bonus shares are rounded down to the nearest whole share.

Bonus Share Limits: Maximum Bonus Shares for All Perks Combined (15%)

Investors in this Offering are eligible to receive any of the Bonus Shares above based on the criteria above in any combination. The Bonus Shares from the perks listed above are stackable and will be added to the bonus share percentage received from other perks listed above. Collectively, 15% of bonus shares is the highest percentage bonus available to an investor, when you include all the bonus shares available combining any of the perks together. This means that investors can only ever receive, cumulatively among cash investment Bonus Shares equal to 15% of the number of shares they have purchased (i.e. one hundred and fifteen (115%) the amount of shares purchased for cash), except as outlined in the Bonus Periods section below.

Bonus Share Cap: Maximum 200,000 Bonus Shares

The maximum number of Bonus Shares that will be issued in this Offering is 200,000, and under no circumstances will the Company issue more than 200,000 Bonus Shares. As such, it is possible that, prior to the Company raising the maximum offering amount in this offering of $4,999,999.10, it will have issued all 200,000 Bonus Shares. At such time as all 200,000 Bonus Shares have been issued, any new investors in this offering that meet the eligibility requirements to receive Bonus Shares will not receive them.

Bonus Periods

In addition to the Bonus Share eligibility criteria described within this "Plan of Distribution" section, investors who (i) submit a subscription for Shares in this Offering that is accepted by the Company and (ii) fully fund such subscription during the period beginning on January 20, 2026, 12am PST and ending on February 19, 2026, 12am PST (the "January 20–February 19 Bonus Period") will be eligible to receive additional shares of Class A Common Stock (the "Bonus Shares") equal to fifteen percent (15%) of the number of Shares otherwise issuable in respect of such investment, for no additional cash consideration. Eligibility for the January 20–February 19 Bonus Period will be determined based on the date and time at which the investor's subscription agreement is electronically executed and submitted through the Intermediary's platform and the related funds are received in good order, in each case as reflected in the records of the Intermediary and the Escrow Agent.

In addition to the Bonus Share eligibility criteria described within this "Plan of Distribution" section, investors who (i) submit a subscription for Shares in this Offering that is accepted by the Company and (ii) fully fund such subscription during the period beginning on April 2, 2026, 12am PST and ending on April 30, 2026, 12am PST (the "April 2– April 30 Bonus Period") will be eligible to receive additional shares of Class A Common Stock (the "Bonus Shares") equal to twenty percent (20%) of the number of Shares otherwise issuable in respect of such investment, for no additional cash consideration. The Bonus Shares purchased in the April 2– April 30 Bonus Period can be combined with the Bonus Shares covered in part *(iv.) Volume Based Investment Amount* of the Bonus Shares for Certain Investors section above. Eligibility for the April 2–April 30 Bonus Period will be determined based on the date and time at which the investor's subscription agreement is electronically executed and submitted through the Intermediary's platform and the related funds are received in good order, in each case as reflected in the records of the Intermediary and the Escrow Agent. The Bonus Shares offered in the April 2– April 30 Bonus Period will apply retroactively to investors who have signed a subscription agreement but have not yet been closed on (accepted by the issuer) as of April 2, 2026.

Non-Equity Perks

Certain investors in this Offering are eligible to receive non-equity perks, which effectively provide a value-added benefit for utilizing the company's real estate services and receiving free educational material and free consultations. These non-equity perks include, but are not limited to, real estate sales commission rebates and credits, early access to AARE listings and investment opportunities, discounted services, free consultation on real estate investing, property management, financing, business sales or buying, selling or leasing residential or commercial property including preparation for sale, and free educational content through books, webinars, seminars and live events.

The Company will grant investors non-equity perks based on how much they invest as follows:

Investment Amount $	Seminar/ Retreat Name	Class # Level	Cost to Company	Approx. Market Value
$5,000-$9,999	Beginner Real Estate Investing	101	$ 100	Up to $1,000
$10,000-$19,999	Intermediate Real Estate Investing	201	$ 100	Up to $2,500
$20,000-Above	Advanced Real Estate Investing	301	$ 100	Up to $5,000

The webinars, seminars and live events will cover a number of topics we believe our investors and customers would find beneficial. Topics include how attendees can get access to real estate services, financial, tax and legal services and general financial education content related to real estate. For the real estate and financial services offered, the Company may enter into agreements with the customer or investor to be hired for real estate services. If permitted by law, the Company may enter into arrangements by which the Company is paid by the other companies featured in the webinar when a customer is introduced to the service or product provider. These relationships are disclosed to the customers during the seminar.

The following includes additional details of each webinar, seminar and live event level:

Educational Content	Webinar Name	Session Length	Offer 1	Offer 2
Get started investing in real estate	Beginner Real Estate Investing	15 minutes	Real Estate Services	Financial Services
Finance and property management	Intermediate Real Estate Investing	30 minutes	Real Estate Services	Financial Services
Cash flow, 1031 and tax efficiency	Advanced Real Estate Investing	45 minutes	Real Estate Services	Financial Services
Develop a real estate syndication	Masterclass with the CEO	60 minutes	Real Estate Services	Financial Services

Each seminar will be pre-recorded and will be led by the Company's CEO, Andrew Michael Arroyo, or another leader within the Company and may include special guests from time to time. Investors will be emailed access links to the seminars within 1 month of their investment being confirmed by the Company. The above perks are non-transferable. The Company reserves the right to change the content of each seminar if management believes it is in the best interests of the Company. The market value does not represent the cost to the Company and instead represents what someone may expect to pay for similar information and content if obtained in the open market. Non-equity perks are cumulative, meaning that if someone invests $20,000 or more in the Offering, they will earn all of the above perks.

The Company will grant all investors who become a *new client** of the Company the following rebates or credits for utilizing the Company's services when conducting real estate sales transactions based on the sales price of the residential or commercial property:

Real Estate Transaction: Sales Price Range	Investment Amount	Credit or Rebate %	Cost to Company	Approx. Market Value
$1,000,000-Above	All Investors Qualify	15%	$4,500 and above	$4,500 and above
$500,000-$999,999	All Investors Qualify	10%	Up to $4,500	Up to $4,500
$0-$499,000	All Investors Qualify	5%	Up to $750	Up to $750

*Offer applies to *new clients* of AARE without a pre-existing relationship with an AARE member. Contact our main office directly at 888-322-4368 or email us at invest@aare.com for details. For investors with a pre-existing relationship with an AARE member, contact your agent directly to see if that particular member is willing to offer or negotiate a similar credit or rebate. Additionally, for each investment in this Offering over $2,500, the Company will donate a $50 cash or gift card to a homeless individual, family or veteran or a non-profit that supports people in need though the Company's current charity partner, Eye of a Needle Foundation. This perk comes with no equity value and the maximum cash cost to the Company for each gift card is approximately $50. The Company books all costs from its giveaway and donation programs, including this one, as a part of operational marketing expenses and not an offering expense. This perk is limited to one per single investor.

 Other Terms

Agreements with DealMaker Securities, LLC and affiliates

DealMaker Securities, LLC (the "Intermediary") and its affiliates a broker-dealer registered with the Commission and a member of FINRA, have been engaged to provide operational processing, compliance, and administration of the Company's best efforts offering as well as a technology platform for the Offering, and marketing creation and support.

Investor Processing Fee

Investors will be required to pay an Investor Processing Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Share, approximately $0.1225 per Share. Since this fee is paid by the investor at the processing of the aggregate cost of the subscription, this fee is subject to the 4.5% commission charged by DealMaker Securities. The additional commission associated with the collection of this fee is included in the maximum compensation set forth above.

Intermediary has not investigated the desirability or advisability of investment in the interests, nor approved, endorsed or passed upon the merits of purchasing the interests. Intermediary will not, under any circumstance recommend our Company's securities or provide investment advice to any prospective investor Intermediary is not distributing any offering circulars or making any oral representations concerning this offering circular or this offering, except as presented on the investment website for this Offering (https://invest.aare.com), which is maintained by the Company. Based upon Intermediary's anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Intermediary in this offering as any basis for a belief that it has done extensive due diligence. Intermediary does not expressly or impliedly affirm the completeness or accuracy of the offering statement and/or offering circular presented to investors by our Company.

We will use the website, https://invest.aare.com, to provide notification of the offering. Persons who desire information will be directed to https://invest.aare.com.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the https://invest.aare.com website.

We are offering our securities in all states.

Process of Subscribing

Investment Confirmation Process:

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations:

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Material Changes:

Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings:

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

ITEM 6 USE OF PROCEEDS TO ISSUER

We intend to use the net proceeds from the sale of the Class A Common Stock for achieving our mission as described in our Business Plan herein and as outlined in the following table. Our management shall have broad discretion to determine how such proceeds shall be used.

We may use a portion of the net proceeds to acquire complementary products, technologies, or businesses in the event such an opportunity arises; however, at present, we don't have any commitments or agreements with respect to any acquisitions.

Although we do not currently plan to change the allocation of the Use of Proceeds as described herein, we reserve the right to change the Use of Proceeds as our management and/or Board of Directors believes warranted.

If we raise the Maximum Offering hereunder, our net proceeds rounded to the nearest thousand (after our estimated offering expenses, broker-dealer fees and commissions of approximately $425,000, and including Investor Processing Fee proceeds) are expected to be approximately $4,574,999. We currently plan to use the net proceeds from this Offering as follows:

Shares Offered (% Sold)		Max Amount Shares Sold (100%)	Shares Sold (75%)	Shares Sold (50%)	Shares Sold (25%)	Target Amount Shares Sold ($10,001.72)
Gross Offering Proceeds[1]	$	4,999,999	$3,749,999	$2,499,999	$1,249,999	$10,001
Bonus Shares Value		700,000	525,000	350,000	175,000	1,000
Approximate Offering Expenses						
Commissions and expenses[2]		425,000	318,750	212,500	106,250	850
Accounting Costs		100,000	100,000	100,000	100,000	2,000
Legal Costs		50,000	50,000	50,000	50,000	1,000
Marketing Costs[3]		600,000	450,000	300,000	150,000	2,000
Total Offering Expenses		1,175,000	918,750	662,500	406,250	5,850
Total Net Offering Proceeds	$	3,824,999	$2,831,249	$1,837,499	$ 843,749	4,151
Principal Uses of Net Proceeds[1]						
Acquire Commercial Real Estate Assets and Invest in Partnerships	$	3,750,000	$2,780,000	$1,800,000	$ 820,000	0
Working Capital[4]		74,999	51,249	37,499	23,749	4,151
Total Principal Uses of Net Proceeds	$	3,824,999	$2,831,249	$1,837,499	$ 843,749	4,151
Amount Unallocated	$	0	$ 0	$ 0	$ 0	0

(1)   These amounts are estimated. The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to nationwide growth, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

(2)   DealMaker Securities LLC, referred to herein as the Intermediary, is engaged for administrative and compliance related services in connection with this Offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this offering commences, the Intermediary will receive a cash commission equal to 8.5% of the amount raised in the offering. Additionally, the Intermediary and its affiliates will receive certain other fees (see "Plan of Distribution"). Our Company also expects to incur other expenses relating to this offering, including, but not limited to, legal, accounting, compliance, travel, marketing, technology, printing and other miscellaneous fees. Any monies budgeted for but not spent on offering expenses will be reallocated pro rata among the other categories in the above table. The Intermediary and its affiliates will receive a maximum cash compensation equal to $842,995 in total.

(3)   The Company has engaged DealMaker Reach, an affiliate of the Intermediary, for certain marketing advisory and consulting services. DealMaker Reach will consult and advise on paid media, partnership, email campaigns, and other marketing spend. The category of offering expenses related to marketing includes the expenses related to the paid media, partnerships, email campaigns, and other marketing spend associated with this Offering.

(4)   Working capital includes such things as investment in technology, marketing, payroll, ongoing legal and accounting, sales development, operations, repayment for Company financing arrangements as they come due, legal and accounting fees related to this offering, ongoing fees related to this offering, insurance costs, renovation and furnishing of properties to be sold to customers, and other typical operating costs. Proceeds from the sales of properties acquired through these raise proceeds may be put into operations or redeployed toward real estate.

The amounts that we actually spend for any specific purpose may vary significantly and will depend on a number of factors including, but not limited to, the pace of progress of our development efforts; actual needs with respect to testing, research and development; market conditions; and changes in or revisions to our marketing strategies, as well as any legal or regulatory changes that may ensue. You will be relying on the judgment of our management regarding the application of the proceeds of any sale of our Common Stock.

The development and expansion of the investment division and our potential transition to a REIT is unpredictable. Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones if this offering is fully subscribed, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for production, consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our services will be accepted in every marketplace nationwide, that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail or even to cease our operations.

ITEM 7 DESCRIPTION OF BUSINESS

*This discussion should be read in conjunction with the other sections of this Offering Circular, including **"Risk Factors**," **"Use of Proceeds"** and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.*

Company Information

Andrew Arroyo Real Estate Inc. (the "Company", "AARE" or "We") is a nationwide American real estate company providing a comprehensive range of services, including sales, leasing, financing, investing and property management for residential, commercial, and business opportunities. Founded by Andrew Michael Arroyo, who began his real estate career in 1999, AARE has a successful track record of thousands of real estate sales, exceeding $2.75 billion. Mr. Arroyo further expanded his expertise in 2009 by obtaining a Series 65 license and registering as a Registered Investment Advisor (RIA) in California. AARE was originally established as Andrew Arroyo Real Estate, Inc., a California corporation (AARE-CA), in 2004. On July 31, 2021, AARE-CA merged with and into Andrew Arroyo Real Estate, Inc., a Delaware corporation (AARE-DE), with AARE-DE as the surviving entity. This merger facilitated the company's re-incorporation from California to Delaware, a strategic move to prepare for nationwide expansion, capital fundraising, and a public offering. We operate under the trademark and d/b/a "AARE." Currently, AARE is licensed and registered to conduct real estate services in 25 states and the District of Columbia, and loan origination services in 4 states. The company has approximately three hundred members (agents, brokers, loan officers, managers, and staff) dedicated to smooth operations.

AARE is a mission-driven organization rooted in clear values. Our mission is to demonstrate Generous Capitalism® in the public markets by growing profits and increasing shareholder value, while also contributing to those in need and fulfilling God's will through real estate. Our vision is to "bear fruit," an investment principle signifying positive results. Our objective is to establish a global real estate corporation based on our Generous Capitalism® business model. With a twenty-year history of successful operations and strategic growth, AARE is poised to become a pioneering faith-based, purpose-driven real estate company. Our plan is to develop a Real Estate Investment Trust (REIT) and eventually list on a major public stock exchange. This achievement would offer a unique investment opportunity for faith-driven individuals and institutions, while solidifying AARE's position as a leader in ethical and principled real estate development and investment. Our unwavering commitment to our mission and vision resonates with investors seeking both financial returns and meaningful impact, distinguishing AARE as a beacon of integrity and purpose within the real estate industry.

In 2024, we developed plans to grow our investment division. The Company has monitored the marketplace nationwide and found discounted properties from the peak prices of 2022-2023 primarily in the multifamily and office property types. To date, the Company has not entered any negotiations or agreements regarding any proposed transactions but has identified several properties in California, Nevada, Arizona, Texas, Tennessee, New Mexico and Florida that meet the "discounted from peak price" criteria that the Company believes will provide value. Based on what we view as a rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division. The Company is currently raising funds to (1) directly acquire real estate investment properties, (2) invest with other syndicators and partnerships nationwide who finance or acquire real estate investment properties (herein referred to as "Partner Operators"), and (3) invest in other private or publicly traded real estate investment trusts. The Company plans to elect to become a real estate investment trust (REIT). If we are successful in the transition to becoming a REIT, then the current real estate services will continue in a taxable REIT subsidiary ("TRS"). New and existing shareholders will own shares in both the REIT and the TRS.

Competitive Advantages

We believe there are seven (7) primary competitive advantages that separate our investment operations from competitors:

- **Proven Track Record:** Our success with previous syndications underscores our experience and capability. Our CEO, Andrew Arroyo, has successfully managed two syndications. In 2010-2014, Mr. Arroyo was the managing member of San Diego Foreclosure Fund, LLC and from 2016-present day he continues to be the managing member of the Neighborhood Investment Network LLC.

- **Economic Resilience:** Our experience with economic cycles and risk mitigation positions us to navigate market fluctuations effectively.

- **Acquisition Deal Flow:** AARE's extensive network of brokers in multiple states gives us an edge in securing off-market deals. We engage directly with principals to access motivated sellers and discounted properties at competitive costs.

- **Conservative Leverage:** To avoid over-leveraging risks, we use prudent financial strategies and typical loan-to-value ratios between 50% and 65%.

- **Renovation Expertise:** We have extensive experience in value-adding renovations and enhancing property value.

- **Tax Efficiency:** Our expertise encompasses 1031 exchanges, depreciation strategies, and cost segregation for accelerated depreciation benefits.

- **Vertical Integration:** We benefit from operational excellence. Offering a suite of services through AARE ensures we capture the best opportunities and enhance asset value with exceptional efficiency.

We believe there are seven (7) primary competitive advantages that separate our service operations from competitors:

- **Culture:** Our culture is a reflection of a healthy organization with clear values that include faith, relationships, accountability, integrity, truth, honesty, trust, standards of excellence, clear communication, work-life balance, morals, ethics, loyalty, gratefulness, success and rewards. We are considered a safe harbor by our members for individuals of all walks of life during a period of history that is polarizing on the social, economic and political spectrum.

- **Equity Compensation:** We have introduced a unique equity compensation plan that gives us the ability to recruit, retain, motivate and inspire our members. We will be able to grow revenue with less capital investment required by using our stock for compensation. Providing our members with equity compensation is a unique differentiator from our peers. For real estate firms, equity compensation is extremely rare; nearly non-existent in the real estate industry. This gives our members ownership in the company and as stakeholders they have more incentive and motivation to grow the revenue and profits. This also reinforces our internal generosity practices within our Generous Capitalism® business model.

- **Multiple Revenue Streams**: Residential, commercial, lending, business opportunities, syndication and property management services all under one umbrella. This provides multiple streams of income for our agents and loan officers as well as a complete "one-stop" real estate shop for our clients.

- **Generosity Based Business Model:** Our culture is based on generosity and social responsibility during a generational change in workforce. We believe the next generation is demanding a new form of capitalism that illustrates healthy and sustainable business practices externally to the communities it serves in addition to creating jobs, profits and opportunities to its internal stakeholders. We have developed that exact business model and we call it "Generous Capitalism®".

- **High Growth Potential**: We participate in a market that we expect to experience significant growth throughout North America facilitated by a steady increase in new U.S. demand for housing/investments, and the fact we are able to provide real estate and lending services in multiple segments of our market including residential, commercial, property management, business opportunities, and syndication. We have a growing sales network. In the last three years, we have been licensed and expanded into 23 additional states and the District of Columbia in the U.S. and established our sales network throughout North America that is overseen by our team of managers and directors.

- **Experienced Executive Team:** Our focused and experienced management team is dedicated to our operation and to implementing our business strategies. Each member of the executive team has been involved with the Company for several years and has been instrumental in developing our strategy. Our success strategy and execution that was implemented in California over the last 15 years in now being replicated in all major markets throughout the U.S.

- **Intellectual Property:** Our media and training properties coupled with use of advanced technology leads to more market penetration and smoother operations as a company while the real estate industry as a whole transitions to the digital age. Our up-to-date media assets designed specifically for the real estate and lending market give us an edge over our competition. We believe the AARE media and training properties and brand name has a strong legacy dating from the launch of the California corporation in 2004, and we believe it has to this day retained a strong brand loyalty amongst clients, agents and loan officers. We are now licensed in 25 states in the U.S. and the District of Columbia and our media assets have been hand tailored to address our new digital age marketplace. Through our media properties, we have the ability to scale our communication and service offerings across the globe. We hold copyrights and trademarks that protect our intellectual property.

Alongside our competitive advantages, we believe it is our core values and beliefs that make our real estate, lending and property management services extraordinary. In addition, our management steadfastly believes that charitable giving and sharing are a vital component of a successful business. To that end, up to twenty percent (20%) of our net profit goes to charity. Net profit for the corporation is defined as top line revenue minus the cost of sales minus all expenses before dividends (if any) are paid. Up to ten percent (10%) of our net profit is donated in the form of cash contributions to charitable organizations. In addition to our cash contributions, our annual goal is to give up to an additional ten percent (10%) in the form of client credits and in-kind contributions to charitable organizations. We believe that with success comes the responsibility to do what we can for those less fortunate. As a result, we give charitable contributions to faith-based and secular non-profit organizations that support a variety of social improvement projects. This includes missions and ministries with significant human impact that improve our local communities, the environment, and our social well-being while demonstrating a positive form of governance. We have no intention of deviating from this policy or reducing the amount we give to charity. The charitable giving policy has been written into our Bylaws. The amount of charitable giving could have a significant impact on our bottom line and affect shareholders' earnings per share. Investors should not invest if they are not comfortable with our charitable contribution plans. For the years ending December 31, 2024 and 2023, the Company donated $112,592 and $119,206 in cash respectively. These amounts are included as a component of general and administrative expenses in our statements of operations. The Company did not make any client credits or in-kind contributions during the years ended December 31, 2023 and 2024.

Management

Information about our key executives can be found in "Directors, Executive Officers and Significant Employees."

Employees

We currently have a team of fifteen (15) employees and independent contractors who are performing supervision, administrative, support, mentoring, marketing, and recruiting services plus approximately three hundred (300) real estate agents, brokers, loan officers and property managers we contract with as independent contractors and who, under the direction of our CEO and Department Directors, are assisting clients with buying, selling, financing and managing real estate properties throughout 25 states and the District of Columbia in the U.S. We are a distributed company with a collaborative remote work environment. As we expand our operations, we anticipate our needs will change, at which time we intend to add additional full-time employees, contractors and agencies in the areas of marketing, sales, technology, media and design.

As we develop our investment division to invest in commercial real estate, we plan to hire investment managers to supervise and oversee the portfolio of commercial real estate assets and partnership interests that we plan to acquire with the proceeds of this offering.

Government and State Regulation

We are required to comply with state licensing laws and rules. The majority of these laws and rules relate to how we may broker real estate, market and/or sell properties. Real estate is regulated by each state's Real Estate Commission, which is usually appointed by the governor. The regulator's disciplinary authority is based upon violations of the state Real Estate Law and the Department or Commissioner's Regulations. Violations of real estate law can result in a suspension or revocation of the license necessary to conduct business in that state. These violations statutorily have their basis in each State's licensing and administrative laws, business and professions code, statute or chapters. There are laws in other jurisdictions worldwide in which we may broker real estate, market and/or sell properties and with which we will need to comply.

In the event we are successful in the transition to a real estate investment trust, then we will be subject to federal and state investment advisor rules and Financial Industry Regulatory Authority (FINRA) regulations. Investment advisors are regulated by each state's Investment Advisor or Securities division, which is usually appointed by the governor. The regulator's disciplinary authority is based upon violations of the state Investment Advisor or Securities Law and the Department or Commissioner's Regulations. Violations of FINRA rules or state law can result in a suspension or revocation of the license necessary to conduct business in that state. These violations statutorily have their basis in each State's licensing and administrative laws, business and professions code, statute or chapters. There are laws in other jurisdictions worldwide in which we may advise investors and clients with which we will need to comply.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors' independence, Audit Committee oversight and the adoption of a code of ethics. Our Board of Directors is comprised of one individual. Our CEO makes decisions on all significant corporate matters such as the approval of terms of the compensation of our CEO and the oversight of the accounting functions.

We have not yet adopted any corporate governance policies and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an Audit Committee or other independent committees outside of our Board of Directors as we presently do not have any independent directors. If we expand our Board membership in future periods to include additional independent Directors, we may seek to establish an Audit Committee and other committees of our Board of Directors. It is possible that if our Board of Directors included independent Directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested Directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent Directors, decisions concerning matters such as compensation packages to our senior officer and recommendations for Director nominees may be made by a majority of Directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Competition

Competition in the real estate and lending industry is significant. Nationwide, there are more than 1 million real estate agents, more than 300,000 loan officers, and more than 100,000 real estate and lending brokerage firms, and numerous publicly-traded REITs. While significant competition does exist, our management believes that our products and services are demographically well positioned, top quality and unique in nature, while offering greater value. The expertise of our management combined with training, culture and the innovative nature of our marketing approach set us apart from competitors. However, there is the possibility that new competitors could seize upon our business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than we are, which could give them a significant advantage over us. There is the possibility that the competitors could capture significant market share of our intended market.

Intellectual Property

We rely on a combination of trademarks and trade secrets to establish and protect our intellectual proprietary rights and may, in the future, file patents. Our intellectual property currently includes various U.S. trademarks and copyrights in the name of "Andrew Arroyo Real Estate Inc." Our trademarks relate to our company logo, as well as the following names we use in broadcasting: "Top Dollar TV®", "Real Cash Flow®", "Real Estate Insight®" and "Generous Capitalism®".

Litigation

The real estate business is known as a litigious industry, especially in certain states like California, which is one of the primary states where we conduct business. Buyers and sellers often bring claims against one another and usually attempt to name the real estate agents and brokers as parties in the claim or the suit seeking financial damages. As a result, we are regularly named in claims and litigation between buyers and sellers. We do not believe most of these claims will amount to any material damages being paid by us and, therefore, we will not name them individually herein. In determining whether liabilities should be recorded for pending litigation claims, we must assess the allegations and the likelihood that we will successfully defend the claim. When we believe it is probable that we will not prevail in a particular matter, we will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel.

Currently, there are two outstanding claims. The first claim is a buyer in Bonsall, California who claims the seller, HOA, and property management company did not properly disclose leaks and potential mold in the unit they purchased. One of our associates has been named in the lawsuit. The Company maintains a $1,000,000 errors and omission policy that covers the Company all the way back to June 9, 2009. In the event the Company incurs any financial liability from this claim, it will be covered under the errors and omissions policy up to $1,000,000, per occurrence. The second claim is in litigation and is not covered under the errors and omissions policy. The claim involves an associate of the Company who purchased a personal property in Utah in a for sale by owner ("FSBO") transaction. The buyer and seller agreed to a second trust deed in the amount of $150,000. After the close of escrow, the Company received a complaint by the seller and was notified of the financing terms of the personal FSBO transaction. The seller claims the buyer (a Company associate) did not handle the transaction properly and initiated a litigation against the buyer and the Company seeking reimbursement. The Company is working with all parties towards settlement. In a previous reporting period and filing, the Company disclosed a claim being arbitrated in San Diego, California, where a buyer desired for the sale to be rescinded and the seller to reclaim the home. This claim was settled on February 19, 2025, with the buyer and on June 30, 2025, with the seller. The case was dismissed, and the Company's E&O insurance settled the claim.

Outside of the claims above, we are not involved in any other arbitration or litigation, and our management is not aware of any pending or threatened legal actions relating to our intellectual property, conduct of our business activities, or otherwise.

ITEM 8 DESCRIPTION OF PROPERTY

We are a fully and intentionally distributed company with nearly all employees working remote. We do not currently own any office space that we use for operations. We lease all current office spaces. Under our two (2) current leases, we lease two (2) office spaces that are approximately 2,100 total square feet in Escondido, California and pay $4,900 per month, collectively, in rent. Our current leases expire January 2027, and April 2028, respectively. We own a significant amount of broadcast-quality communication video equipment. We own one corporate vehicle, which is a standard utility vehicle.

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering Circular. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Circular, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Offering Circular. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. You should review the "Risk

Factors" section of this Offering Circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to "Common Shares" refer to the Common Shares of our authorized capital stock.

Table of Contents

<u>Management's View of the Current Real Estate Market: The 2024-25 Real Estate Landscape</u>

The real estate market in 2024-25 has been characterized by a complex interplay of rising interest rates, persistent inflation, and shifting consumer sentiment. While some segments have shown resilience, others have experienced significant adjustments. The overarching theme has been a transition from the hyper-growth seen in prior years to a more normalized, albeit challenging, environment. Both residential and commercial sectors have felt the impact, with distinct regional variations in performance.

<u>Management's View of Key Market Drivers and Trends</u>

Interest Rate Impact: The Federal Reserve's sustained efforts to combat inflation through interest rate hikes have been the most dominant factor influencing the real estate market. Higher borrowing costs have directly impacted affordability for homebuyers and increased the cost of capital for commercial developers and investors. This has led to a noticeable cooling in transaction volumes and a moderation in price appreciation. In some cases, significant depreciation has been seen, due to cap rate adjustments and ballooning debt coming due, particularly in markets that previously saw rapid increases.

Inflationary Pressures: While interest rates aim to temper inflation, the lingering effects of high inflation on construction costs, labor, and property maintenance have continued to put pressure on both developers and property owners. This has squeezed profit margins for new developments and increased operational expenses for existing portfolios.

Inventory Levels: Residential inventory levels have remained a critical bottleneck in many markets. While some new listings have emerged, the overall supply continues to lag behind demand in many desirable areas, contributing to sustained, albeit slower, price growth. In the commercial sector, the dynamic is more nuanced, with oversupply in certain office sub-markets contrasting with strong demand for industrial and specialized retail spaces.

Consumer and Investor Sentiment: Consumer sentiment has been cautious, with potential homebuyers facing affordability challenges and uncertainty about future economic conditions. Investors, particularly in the commercial real estate space, have become more discerning, prioritizing stable income-generating assets and re-evaluating risk in a higher-interest-rate environment.

Residential Real Estate Performance: The residential market experienced a deceleration in sales activity in 2024-25 compared to previous years. While median home prices continued to appreciate nationally, the rate of appreciation slowed considerably. Regional disparities were pronounced, with some competitive markets still experiencing bidding wars, while others saw price reductions and longer days on market. Affordability remains a significant concern, especially for first-time homebuyers.

Commercial Real Estate Performance: The commercial real estate market presented a mixed picture in 2024-25. The industrial sector continued its strong performance driven by e-commerce and logistics demand. Retail, particularly experiential and necessity-based retail, showed signs of resilience. The office sector, however, faced headwinds due to persistent remote and hybrid work trends, leading to higher vacancy rates in many urban centers and a flight to quality for premium spaces. The multi-family sector saw moderating rent growth but a significant decline in property values in certain markets due to the cap rate adjustment from rising interest rates. Overall, multifamily remained a relatively stable investment due to ongoing housing demand.

Outlook and Strategic Considerations: Looking ahead, the real estate market is expected to continue navigating a period of adjustment. The trajectory of interest rates will remain a pivotal factor. We anticipate continued segmentation across property types and geographies. For the residential market, affordability challenges will likely persist, but steady demand and limited supply in many areas may prevent significant widespread price declines. In commercial real estate, strategic investments in high-demand sectors like industrial, data centers, and specialized multi-family will be crucial. Repositioning or redeveloping underperforming assets, particularly in the office and multifamily sector, will also be a key consideration. Proactive risk management, strong liquidity positions, and adaptable business models will be essential for navigating the evolving market dynamics in the coming years.

Results of Operations for the Period Ended June 30, 2025 Compared to the Period Ended June 30, 2024

Summary of Results of Operations

	Period Ended June 30,	
	2025	**2024**
Revenue	$ 4,055,179	$ 3,318,342
Cost of sales	3,498,621	2,743,187
Gross profit	556,558	575,155
Operating expenses:		
General and administrative	551,060	757,919
Total operating expenses	551,060	757,919
Operating profit (loss)	5,498	(182,764)
Other income (expense)		
Total other income (expense), net	(2,761)	(6,326)
Net loss before income tax	2,737	(189,090)
Income tax expense	-	-
Net profit (loss)	$ 2,737	$ (189,090)

Revenue

Our revenue increased by $736,837 to $4,055,179 from $3,318,342, for the period ended June 30, 2025 compared to the period ended June 30, 2024. Our increase in revenue was largely due to a general increase in the transaction volume in the property market as a result of more inventory. We expect our revenue will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales increased by $755,434 to $3,498,621 from $2,743,187, for the period ended June 30, 2025 compared to the period ended June 30, 2024. The increase in cost of sales was largely due to increases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

Gross Profit

Our gross profit decreased by $18,597 from $575,155 to $556,558, from the period ended June 30, 2024 compared to the period ended June 30, 2025. Our slight decrease in gross profit was due to a slight increase in our cost of sales. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses decreased by $206,859 to $551,060 from $757,919, for the period ended June 30, 2025 compared to the period ended June 30, 2024. The decrease is primarily due to management's decision to reduce costs and certain fees associated with our nationwide expansion. We expect to have costs related to expansion and additional support for Company associates during times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

Net Other Income (Expense)

We had net other expense of ($2,761) for the six-month period ended June 30, 2025 and net other income of ($6,326) for the six-month period ended June 30, 2024. For the period in 2025, our net other expense primarily related to our dividend interest and our interest expense. For the period in 2024, our net other expense primarily related to our interest expense.

Operating Profit (Loss); Net Profit (Loss)

Our operating profit increased by $188,262 to $5,498 from ($182,764) for the period ended June 30, 2025 compared to the period ended June 30, 2024. Our net profit increased by $191,827 to $2,737 from ($189,090), for the same periods. Our increase in operating profit and net profit was primarily due to an increase in commissions and management's decision to reduce expenses. We expect our net profit will grow in periods when there is property price expansion and decrease in periods of recession.

Liquidity and Capital Resources for Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

We anticipate that our core operations, which are those related to our current residential and commercial brokerage, property management and lending services, can be funded through the income and cash flow generated by those services. Although we are currently able to fund our core operations through the revenue generated from those operations, there is no guarantee we will be able to do so in the future. Additionally, in order to cover our expenses related to our prospective plans to become a publicly-traded company and to develop a real estate investment trust (REIT) business segment, we will need to raise substantial funds through offerings of our securities, likely through Regulation CF and Regulation A offerings. As of June 30, 2025, we have $883,376 in unrestricted cash and cash equivalents and $443,624 in notes payable, net of current portion of which approximately $300,000 is due to a related party. Therefore, based on the projected income and cash flow generated by our current residential and commercial brokerage, property management and lending services business, plus the cash we have on hand and our plans to offer securities, we anticipate having enough liquidity to fund our existing current residential and commercial brokerage, property management and lending services business for the next 12 months. We have no current commitments for capital expenditures and had no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period through June 30, 2025. Currently, we use our capital resources to primarily fund operating costs and, when appropriate, to pay down debt or make charitable contributions. We plan to use any free cash flow, retained earnings, or proceeds from the sale of common stock to grow our existing brokerage services business by continuing to expand our service operations nationwide, and to grow our investment business by acquiring income producing properties for the REIT under development. In the event we are not successful in raising funds through the sale of our securities we may not be able to grow our existing brokerage services business and/or develop our prospective REIT business.

During the periods ended June 30, 2025 and 2024, we generated negative cash flows. Our cash on hand as of June 30, 2025 was $1,307,036, and our cash flow used in operations was ($39,003) for the six months then ended. Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2025 and as of December 31, 2024, respectively, are as follows:

	June 30, 2025	December 31, 2024	Change
Cash	$ 1,307,036	$ 987,787	$ 319,249
Total Current Assets	$ 1,458,309	$ 1,422,221	$ 36,088
Total Assets	$ 1,607,947	$ 1,602,662	$ 5,285
Total Current Liabilities	$ 970,627	$ 1,318,753	$ 348,126
Total Liabilities	$ 1,474,323	$ 1,849,935	$ 375,612

Our current assets increased as of June 30, 2025, as compared to December 31, 2024, primarily due to us having more cash and cash equivalents from our capital raise, as well as more other assets, consisting of property management deposits, offset by a decrease in insurance settlement receivables.

Our current liabilities decreased as of June 30, 2025, as compared to December 31, 2024. This decrease was primarily due to a decrease in legal liabilities from an insurance settlement, a slight increase in other current liabilities, which was property management deposits, partially offset by us having slightly more outstanding on our line of credit.

Sources and Uses of Cash

Operations

We had net cash used in operating activities of ($39,003) for the period ended June 30, 2025, as compared to net cash used in operating activities of ($224,993) for the period ended June 30, 2024 *(revised)*. In 2025, the net cash used in operating activities consisted primarily of our net profit of $2,737, adjusted by depreciation and amortization of $10,089, change in noncash operating lease costs of $20,714, change in accrued interest on loans of $6,199, change in stock based compensation of $18,160, change in accounts receivable of ($62,236), change in other current assets of ($29,103), change in an insurance receivable of ($374,500), change in accounts payable of $33,152, change in accrued liabilities of ($2,359), change in a legal liability accrual of $367,000, change in restricted cash liability of ($18,690), change in other current liabilities of ($3,933), and change in operating lease liabilities of ($21,233). In 2024 *(revised)*, the net cash used in operating activities consisted primarily of our net loss of ($189,090), adjusted by depreciation and amortization of $10,514, change in noncash operating lease costs of $19,145, change in accrued interest on loans of $5,046, gain on sale of property and equipment of ($6,182), change in stock based compensation of $25,011, change in accounts receivable of ($79,365), change in other current assets of ($60,397), change in accounts payable of $53,093, change in accrued liabilities of $31,144, change in restricted cash liability of $51,513, change in other current liabilities of ($66,489) and change in operating lease liabilities of $18,396.

Investments

Our cash used in investing activities during the period ended June 30, 2025 was $0, compared to the cash provided by investing activities of $7,774, during the period ended June 30, 2024. For the period in 2024, the cash provided by investment activities related to the proceeds on the sale of property and equipment of $7,774.

Financing

Our net cash provided by financing activities for the period ended June 30, 2025 was $358,252, compared to $208,578 for the period ended June 30, 2024. For the six months ended June 30, 2025, our net cash provided by financing activities consisted of repayments on auto loan of ($4,861), repayments on SBA loan of ($1,722), net borrowings on a line of credit of $4,835, and cash from sales of common stock of $360,000. For the six months ended June 30, 2024, our net cash provided by financing activities consisted of repayments on auto loan of ($4,765), repayments on SBA loan of ($1,620), proceeds on related party note payable of $79,000, net borrowings on a line of credit of $167, and cash from sales of common stock of $135,796.

Results of Operations for Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Summary of Results of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	$ 7,127,922	$ 7,609,767
Cost of Sales	6,139,251	6,629,745
Gross Profit	988,671	980,022
Operating expenses:		
General and administrative	1,530,188	1,630,392
Total operating expenses	1,530,188	1,630,392

Operating loss	(541,516)	(650,370)
Other income (expense)		
Total other income, net	(19,191)	160,649
Net loss before income tax	(560,707)	(489,721)
Income tax expense	(2,936)	(5,486)
Net loss	$ (563,644)	$ (495,207)

Gross Profit

Our gross profit increased by $8,649 from $980,022 to $988,671 from the year ended December 31, 2023 compared to the year ended December 31, 2024. Our increase in gross profit was largely due to an increase to our gross margins year over year. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

Operating Loss; Net Loss

Our net loss increased by $68,437 from ($495,207) to ($563,644) from the year ended December 31, 2023 compared to the year ended December 31, 2024. Our operating loss decreased by $108,854 from ($650,370) to ($541,516) for the same periods. Our lower general and administrative expenses led to the decrease in our operating loss.

Revenue

Our revenue decreased by $481,845 from $7,609,767 to $7,127,922, from the year ended December 31, 2023 compared to the year ended December 31, 2024. Our decrease in revenue was largely due to lower transaction volume, largely a result of low inventory and rising interest rates. We expect our revenues will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales decreased by $490,494 from $6,629,745 to $6,139,251, from the year ended December 31, 2023 compared to the year ended December 31, 2024. The decrease in cost of sales was largely due to decreases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses decreased by $100,206 from $1,630,392 for the year ended December 31, 2023 to $1,530,188 for the year ended December 31, 2024, primarily due to minimizing the costs and fees associated with our nationwide expansion and eliminating costs that are not essential support services needed by our real estate associates. We expect to have costs related to expansion and additional real estate associates at times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

Other Income (Expense)

We had other income of $160,649 for the year ended December 31, 2023, and other expense of ($19,191) for the year ended December 31, 2024. For the period in 2023 our other expense related to interest expense of $37,503, dividend income of $3,888, Employee Retention Credit (ERC) of $184,300, tax refund of $186, other income of $8,730 and the gain on sale of ($1,048) from the sale of equipment. For the period in 2024 our other expense related to interest expense of $29,711, dividend income of $1,722, gain on lease extinguishment of $1,065, and the gain on sale of ($7,733) from the sale of equipment.

Liquidity and Capital Resources for Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

We anticipate that our core operations, which are those related to our current residential and commercial brokerage, property management and lending services, can be funded through the income and cash flow generated by those services. Although we are currently able to fund our core operations through the revenue generated from those operations, there is no guarantee we will be able to do so in the future. Additionally, in order to cover our expenses related to our prospective plans to become a publicly-traded company and to develop a real estate investment trust (REIT) business segment, we will need to raise substantial funds through offerings of our securities, likely through Regulation CF and Regulation A offerings. As of June 30, 2025, we have $883,376 in unrestricted cash and cash equivalents and $443,624 in notes payable, net of current portion of which approximately $300,000 is due to a related party. Therefore, based on the projected income and cash flow generated by our current residential and commercial brokerage, property management and lending services business, plus the cash we have on hand and our plans to offer securities, we anticipate having enough liquidity to fund our existing current residential and commercial brokerage, property management and lending services business for the next 12 months. We have no current commitments for capital expenditures and had no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period through June 30, 2025. Currently, we use our capital resources to primarily fund operating costs and, when appropriate, to pay down debt or make charitable contributions. We plan to use any free cash flow, retained earnings, or proceeds from the sale of common stock to grow our existing brokerage services business by continuing to expand our service operations nationwide, and to grow our investment business by acquiring income producing properties for the REIT under development. In the event we are not successful in raising funds through the sale of our securities we may not be able to grow our existing brokerage services business and/or develop our prospective REIT business.

During the years ended December 31, 2024 and 2023, we generated negative cash flows from operations. Our cash on hand as of December 31, 2024 was $545,437, and our cash flow used in operations was ($422,068) for the year then ended. Our cash, current assets, total assets, current liabilities, and total liabilities as of December 31, 2024 and December 31, 2023, respectively, are as follows:

	December 31, 2024	December 31, 2023	Change
Cash	$ 545,437	$ 160,540	$ 384,897
Total Current Assets	$ 1,442,221	$ 589,125	$ 749,334
Total Assets	$ 1,602,662	$ 853,328	$ 751,584
Total Current Liabilities	$ 1,318,753	$ 881,046	$ 437,707
Total Liabilities	$ 1,849,935	$ 1,406,219	$ 443,716

Our current assets increased as of December 31, 2024, as compared to December 31, 2023, primarily due to us having more cash and cash equivalents from our capital raise, as well as more other assets, consisting of property management deposits. The increase in our total assets between the two periods is primarily related to us having more cash and current assets from our capital raise, and increases in property management deposits at December 31, 2024 compared to December 31, 2023.

Our current liabilities increased as of December 31, 2024, as compared to December 31, 2023. This increase was primarily due to the recognition of $385,000 in legal accruals and an increase in accounts payable, partially offset by lower other current liabilities.

Sources and Uses of Cash

Operating Activities

We had net cash used in operating activities of ($422,068) for the year ended December 31, 2024, as compared to net cash used in operating activities of ($180,669) for the year ended December 31, 2023 *(revised).* In 2024, the net cash provided by operating activities consisted primarily of our net loss of ($563,644), adjusted by depreciation and amortization of $20,499, gain on sale of property and equipment of ($7,733), change in stock based compensation of $46,166, change in noncash operating lease costs of $37,957, change in accrued interest on loans of $11,182, change in accounts receivable of $21,155, change in other current assets of $3,735, change in an insurance receivable of ($385,000), change in accounts payable of $113,875, change in accrued liabilities of ($8,583), change in a legal liability accrual of $385,000, change in other current liabilities of ($58,273), gain on lease extinguishment of ($1,065), and change in operating lease liabilities of ($37,339). In 2023 *(revised),* the net cash provided by operating activities consisted primarily of our net loss of ($495,207), adjusted by depreciation and amortization of $28,709, gain on sale of property and equipment of ($1,049), change in noncash operating lease costs of $32,468, change in accrued interest on loans of $7,518, change in accounts receivable of $6,721, change in other current assets of $14,223, change in accounts payable of $34,350, change in accrued liabilities of ($430), change in other current liabilities of $222,554 and change in operating lease liabilities of ($30,525).

Investing Activities

Our cash used for investing activities during the year ended December 31, 2024 was $10,198, compared to $1,049 during the year ended December 31, 2023. For the period in 2024, the cash used for investment activities related to the net proceeds on the sale of property and equipment of $10,198. For the period in 2023, the cash used for investment activities related to the net purchases of property and equipment of $1,049.

Table of Contents

Financing Activities

Our net cash provided by financing activities for the year ended December 31, 2024 was $879,037, compared to $222,521 for the year ended December 31, 2023. For the year ended December 31, 2024, our net cash provided by financing activities consisted of repayment on auto loan of ($9,531), repayment on a Small Business Administration ("SBA") loan of ($3,315), proceeds on related party note of $79,000, proceeds on a line of credit of ($4,394), and cash from sales of common stock of $823,096. For the year ended December 31, 2023, our net cash provided by financing activities consisted of repayment on auto loan of ($6,893), repayment on a SBA loan of $7,219, proceeds on related party note of $40,000, proceeds on a line of credit of ($1,608), and cash from sales of common stock of $183,803.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of December 31, 2024 and December 31, 2023.

Seasonal Cash Flow

Property sales in our real estate services business is seasonal. Our property management cash flow stays fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of capital reserves or credit lines to sustain payroll and fixed overhead costs during these months before the spring selling season begins.

Capital Expenditures

We have not made any major capital expenditures in 2025 and do not anticipate any near-term capital expenditures for our operational purposes in the next twelve months. However, if our Regulation CF and Regulation A offerings to raise capital to invest in commercial real estate properties and develop a real estate investment trust is successful, we will have capital expenditures in the form of real estate acquisitions.

Contractual Obligations

We have very few contractual obligations. We have two long-term leases (2 year terms). The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renews each year.

Debt

We have one Small Business Administration ("SBA") loan for $150,000. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have fluctuating line of credit for cash flow purposes with Wells Fargo Bank in the amount of approximately $75,000. Investors should be aware that funds utilized from Regulation CF and Regulation A offerings for debt retirement will not be available to support our growth.

Inflation has been rising. The effect of inflation on our revenues and operating results have not been significant. The rise in inflation has affected the long-term interest rates, which directly affect borrowing costs for mortgages, and in turn may affect property sales and our ability to earn commission. The current interest rate environment is higher than the low interest rates experienced in the past few years.

Related Party Note

Through December 31, 2024, the Company spent approximately $300,000 on the costs related its Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum.

Controls and Procedures

With the participation of our Chief Executive Officer, management evaluated our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, management concluded they were not effective due to the material weaknesses in internal control over financial reporting described below. Disclosure controls can provide only reasonable assurance and involve judgment. Notwithstanding these weaknesses, management concluded the financial statements included in this Form C/A are fairly stated, in all material respects, in accordance with U.S. GAAP.

Management's Discussion of Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate ICFR. Using the COSO 2013 framework, management evaluated ICFR as of December 31, 2024—and, in connection with the audits of our consolidated financial statements for the years ended December 31, 2024 and 2023, identified material weaknesses. These principally relate to:

(i) limited accounting resources and segregation-of-duties constraints;
(ii) entity-level control design and oversight gaps;
(iii) risk-assessment and management-review/activity-level control deficiencies, including issues with the completeness and accuracy of information used in controls; and
(iv) weaknesses in IT general controls supporting financial reporting.

Regulation CF and Regulation A (Tier 2) does not require a management report on ICFR or an auditor attestation; the discussion above is provided to summarize the identified material weaknesses, and no auditor attestation is provided. Management has begun remediation, including adding/outsourcing accounting expertise, formalizing policies and documentation, enhancing review and information-technology controls, and improving segregation of duties.

Plan of Operations

Our plan is to continue to expand our service operations nationwide and execute our investment services business strategy. Below are the key milestones the Company is aiming towards. It is the opinion of our management that if we are successful in raising funds through the sale of equity, the proceeds from our Regulation CF and Regulation A offerings are expected to satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

Investment Division Milestones:

1. Milestone 1: Formation of a Real Estate Investment Trust (REIT) and Hire Key Personnel

   Continue the formation of a REIT and hire investment managers to supervise and oversee the portfolio of commercial real estate assets and partnership interests that we plan to acquire with the proceeds of this offering.

2. Milestone 2: Acquire Commercial Real Estate Assets and Invest with Partner Operators

   Identify and acquire discounted commercial real estate assets and partnerships interests producing income.

3. Milestone 3: Ongoing Growth through Strategic Acquisitions and Partnership Investments

   Continue to grow the portfolio of assets through strategic acquisitions and Partner Operator investments.

Service Division Milestones:

1. Milestone 1: Continued Expansion Nationwide and International Research and Development

   Continue to expand our services operations nationwide and explore international countries that meet our target market requirements and that will adopt our business model.

2. Milestone 2: Continued Training of our Existing Members and Mentorship for New Members

   Ongoing training utilizing our proprietary method "7 Steps to Powerful Paychecks" in all markets we serve and mentorship for new members graduating colleges and universities nationwide.

3. Milestone 3: Appoint Regional and State Supervisors Domestically to Prepare for International Launch

   Continue to recruit, hire and appoint operational managers to supervise and oversee the service-related members that join our Company.

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table lists the current Directors and Executive Officers of the Company. Our plan is to add other top-level positions in the future that will help the company grow.

Directors, Executive Officers and Significant Employees

Name [1]	Position	Age	Term of Office[2]	Approximate Hours Per Week
Andrew Arroyo	Chairman of the Board, CEO, Director	48	1/1/2004	40
Nick Bonner [3]	Investment Director	42	3/1/2024	40
Clark Anctil	Treasurer, Financial Director	61	10/1/2017	30
Tiffany Mohler	Secretary, Administration Director	43	6/1/2017	30

_____

[1] All addresses shall be considered 12636 High Bluff Dr. Suite 400, San Diego, CA 92130.
[2] Includes time worked with AARE-CA prior to the merger with AARE-DE.
[3] Mr. Bonner is an independent contractor of AARE.

Directors

Our Board of Directors is currently composed of one director, Andrew Michael Arroyo. If we are successful in raising funds through the sale of equity, our plan is that we will expand our Board of Directors to three to seven members.

Executive Officers

Chairman of the Board, Director and Chief Executive Officer

Andrew Michael Arroyo is our Chairman of the Board of Directors and Chief Executive Officer. He is personally licensed as a managing broker in 24 states and the District of Columbia and has been a part of more than a billion dollars in real estate transactions in his 26-year career in the real estate industry. As CEO, Mr. Arroyo is responsible for representing the best interests of the Company and its shareholders. He is responsible for creating and implementing strategies to grow the business and brand by developing business relationships and alliances, pursuing corporate opportunities, as well as assisting with oversight and management of the day-to-day operations. During the last five years, Mr. Arroyo has served as CEO of AARE from 2004-2025, Managing Member of Andrew Arroyo Investments, LLC from 2010-2025, Managing Member of Neighborhood Investment Network, LLC from 2016-2025 and Director of Eye of a Needle Foundation Inc. from 2012-2025.

Investment Director

Nick Bonner has worked in commercial real estate since 2004 operating in the roles of loan production, investor, asset manager, and broker, including 16 years at CBRE. In his brokerage career alone, he has completed over 1,000 lease and sale transactions of more than 4.5M square feet for a total consideration of nearly $900M. He has regularly advised sophisticated institutional owners, such as Equity Office Properties and Kilroy Realty, on complex transactions as well as overall asset strategy on properties valued in upwards of $250M. In his investment career, he has completed over three dozen deals in a broad range of areas with a focus in real estate. He is well known as a thought leader in faith driven real estate investing, has published white papers, and is regularly sought out as a speaker on the topic. Mr. Bonner is also a founding board member of the Pinetops Foundation where he has managed the investments for a sizable portfolio and deployed over 500 grants in the last 13 years. He has also volunteered on various nonprofit boards in the microfinance space as well as with his church elder board for 10 years. Nick founded Open Doors, a mission driven commercial real estate syndicate specifically designed to lower the real estate barriers for churches and he is delighted to employ his God-given knowledge, skill set, and extensive network for AARE in order to carry out the vision for the REIT. Above all, Nick is known for his integrity and dependability, and he is grateful to be able to leverage his diverse background for good. During the last five years, Mr. Bonner has served as Investment Director of AARE since 2024 as an independent contractor, First Vice president of CBRE, a real estate firm, from 2008 to 2024, Managing Member of Open Doors Centers, LLC from 2019 to 2025 and Director of The Pinetops Foundation from 2011 to 2025.

Treasurer, Financial & Operations Director

Clark Anctil is a seasoned financial executive with a broad range of experience with positions in financial reporting, general management, operations and supply chain management, covering responsibilities of product costing, material and resource planning, procurement and sourcing, HR training and development, information systems, twin plant operations, "Just in Time" manufacturing, "lean systems", and facility design and engineering. During his career, he has mentored staff and trained teams in achieving results and effective management with a focus on knowledge acquisition, understanding and proactive execution in a lean environment. This approach led him to develop and deploy software to support business growth covering material, labor and resource planning, operational cost tracking, throughput management and production control. In addition to his corporate career, he has been a top producing real estate professional since 2010 and licensed loan originator since 2020, and currently holds a broker's license in the state of California. He joined AARE as a sales agent in 2017 and has worked closely with the founder of AARE throughout the years. Clark has a heart to mentor and train other employees how to grow a business with the stakeholder's interest in mind. His depth of experience and hands-on approach provide a unique skill set and make him a valuable member of the AARE financial and operations team. During the last five years, Mr. Anctil has served as Financial and Operations Director of AARE since 2023, Loan Originator of Merchants Home Lending Inc. from 2020 to 2025 and CEO of CSD Equity Group, Inc from 2012 to 2025.

Secretary, Administration Director

Tiffany Mohler holds a degree in Business Administration from San Diego State University, and her education has served her well. As the Administration Director, Mrs. Mohler is in charge of compliance and risk management and handles setup and training for all managing brokers, agents and property managers nationwide. Her leadership qualities and peacemaking nature make her a natural for dealing with diverse personalities and situations. Mrs. Mohler has been involved in real estate administration since 2002. In 2008, she became a licensed administrator. In 2013, she joined AARE. She grew within the organization to become a leader and ultimately to become a full-time employee in 2017 by accepting the role of designated broker in California and the nationwide role of Administration Director. During the last five years, Mrs. Mohler has served as Administration Director of AARE from 2017 to 2025.

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between our executive officers.

ITEM 11 COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following is a discussion and analysis of compensation arrangements of our named Directors and Executive Officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an "emerging growth company" as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Our Compensation Committee, who will be appointed by our Board, will be responsible for establishing, implementing and monitoring our compensation philosophy and objectives. We seek to ensure that the total compensation paid to our Executive Officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Table of Contents

The following tables set forth certain information about compensation paid, earned or accrued for services by (i) the Company's Chief Executive Officer and (ii) all other executive officers who earned in excess of $100,000 in the years ended December 31, 2024 and 2023 ("Named Executive Officers"):

SUMMARY COMPENSATION TABLE[1]

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation on Earnings ($)	All Other Compensation ($)	Total ($)
Andrew Michael Arroyo,	2024	135,000	-0-	1,374	-0-	-0-	-0-	-0-	136,374
CEO	2023	135,006	-0-	-0-	-0-	-0-	-0-	53,484	188,490
Clark Anctil, Treasurer,	2024	-0-	-0-	2,061	-0-	-0-	-0-	126,307 [3]	128,368 [3]
Financial Director [2]	2023	-0-	-0-	-0-	-0-	-0-	-0-	145,998 [3]	145,998 [3]
Tiffany Mohler, Secretary,	2024	84,398	-0-	1,001	-0-	-0-	-0-	18,625	104,027
VP Administration	2023	58,028	-0-	-0-	-0-	-0-	-0-	31,110	89,138

(1) Includes amounts paid by AARE-CA.

(2) Mr. Anctil was appointed to the position of Financial Director on June 1, 2022 and was appointed to the position of Treasurer on December 5th, 2023.

(3) All amounts were paid for consulting fees and real estate commissions.

The following table sets forth director compensation for 2024[1]:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Andrew Michael Arroyo	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) Includes amounts paid by AARE-CA.

Anticipated Executive Compensation Following this Offering

Following this Offering, Board of Directors will determine the appropriate compensation plans and programs for our executives. Our Board of Directors will review and evaluate our executive compensation plans and programs to ensure they are aligned with our compensation philosophy. In addition, our Board of Directors may retain its own compensation consultant to advise it in its compensation planning decisions.

We expect revised compensation plans and arrangements for our named Executive Officers that will generally become effective upon completion of this Offering to consist generally of an annual base salary, a short-term annual incentive component, a long-term incentive (equity awards) component, and health and retirement benefits component.

We have established an equity compensation plan for our management, real estate brokers, agents, managers, loan officers, advisors, consultants and other employees.

Agreements with our Named Executive Officers

Our current employment agreements provide for an annual salary, potential bonus based on performance, participation in a 401(k) plan through Safe Harbor, and 14 days (or two weeks) paid vacation time after the vesting period is complete.

After the consummation of this Offering, we will revise our employment agreements to provide for an annual salary, potential bonus based on performance, equity grant (based on grant date fair market value) in stock options, restricted stock or other form of equity award as determined by the Board of Directors. We expect these awards will be granted under the 2023 Plan. Each executive will also receive employee benefits made available to our other employees, including, without limitation, participation in any 401(k) plan, 14 days (or two weeks) paid vacation time and a monthly contribution towards a health plan.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

ITEM 12 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of September 25, 2025, certain information with respect to our equity securities owned of record or beneficially by (i) each of our Officers and Directors; (ii) each person who owns beneficially more than 5% of each class of our outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Common Stock[1]

Name and Address of Beneficial Owner[2]	Nature of Beneficial Ownership	No. of Shares	Percent of Class	Percent of Total Voting Rights[4]
Andrew Michael Arroyo [2][3]	CEO, Chairman and sole member of Board of Directors	5,550,240	78.24%	11.79%
Clark Anctil [2][3]	Treasurer and Financial Director	13,720	1%	1%
Tiffany Mohler [2][3]	Secretary and Administration Director	16,794	1%	1%
Nick Bonner [2][3]	Investment Director	50,000	1%	1%
All Officers and Directors as a Group (4 persons)		5,630,754	79.37%	11.96%

_____

(1)   As of September 25, 2025 there were 7,143,928 shares of common stock outstanding (post 2-for-1 stock split effective September 24, 2025). Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)   Indicates an officer and/or Director of the Company.

(3) Unless indicated otherwise, the address of the shareholder is Andrew Arroyo Real Estate Inc., 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

(4) Calculated based on the total votes currently outstanding (does not include votes from shares underlying promissory notes, options or warrants). As of September 25, 2025, there was a total of 47,143,928 votes outstanding, consisting of 7,143,928 votes from common stockholders and 40,000,000 votes from Series A Preferred Stockholders.

Series A Preferred Stock[1]

Name and Address of Beneficial Owner[2]	Nature of Beneficial Ownership	No. of Shares	Percent of Class	Percent of Total Voting Rights[4]
Andrew Michael Arroyo [2][3]	CEO, Chairman and sole member of Board of Directors	4,000,000	100.0%	84.94%
Clark Anctil [2][3]	Treasurer and Financial Director	-0-	0%	0%
Tiffany Mohler [2][3]	Secretary and Administration Director	-0-	0%	0%
Nick Bonner [2][3]	Investment Director	-0-	0%	0%
All Officers and Directors as a Group (4 persons)		4,000,000	100.0%	84.94%

———————————

(1)   As of September 25, 2025 (post 2-for-1 stock split effective September 24, 2025) there were 4,000,000 shares of Series A Preferred Stock outstanding (each share has ten (10) votes on all matters presented to the common stockholders for a vote, and converts into one (1) share of Class C common stock). Shares of preferred stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)   Indicates an officer and/or director of the Company.

(3)   Unless indicated otherwise, the address of the shareholder is Andrew Arroyo Real Estate Inc., 12636 High Bluff Drive, Suite 400, San Diego, CA 92130.

(4)   Calculated based on the total votes currently outstanding (does not include votes from shares underlying promissory notes, options or warrants). As of September 25, 2025, there was a total of 47,143,928 votes outstanding, consisting of 7,143,928 votes from common stockholders and 40,000,000 votes from Series A Preferred Stock holders.

Transactions with Related Persons, Promoters and Certain Control Persons; Corporate Governance

Through June 30, 2025, we spent approximately $300,000 on the costs related to our previous Regulation A offering, which was loaned to the Company by our CEO, and any additional funds that we are required to spend shall also be paid by our CEO and reimbursed from the proceeds of our Regulation CF and Regulation A offerings. The terms of the promissory note are interest payable on the unpaid principal at the interest rate of 4% per annum. Principal and interest began on February 1st, 2022 until the end of the repayment period which is June 29th, 2027.

Mr. Anctil, our Financial Director and Treasurer, acts as a real estate professional for the Company and receives consulting fees and real estate commissions for these services.

Our Board will adopt a written related person transaction policy, to be effective upon the closing of our Regulation CF and ongoing Regulation A offering setting forth the policies and procedures for the review and approval or ratification of related person transactions, which will generally include transactions involving the Company and our Directors, Executive Officers, nominees for director, beneficial owners of more than five percent of our Common Stock and members of the immediate families of the foregoing. This policy will provide that transactions involving related persons are approved, or ratified if pre-approval is not feasible, by our Audit Committee, which approves or ratifies the transaction only if our Audit Committee determines that it is in the best interests of our stockholders. In considering the transaction, our Audit Committee considers all relevant factors, including, as applicable (i) the business rationale for entering into the transaction; (ii) available alternatives to the transaction; (iii) whether the transaction is on terms no less favorable than terms generally available to an unrelated third party under the same or similar circumstances; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction. Our Audit Committee will also periodically monitor ongoing transactions involving related persons to ensure that there are no changed circumstances that would render it advisable to amend or terminate the transaction.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

ITEM 13 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Our Board will adopt a written related person transaction policy, to be effective upon the closing of this Offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions, which will generally include transactions involving the Company and our Directors, Executive Officers, nominees for director, beneficial owners of more than five percent of our Common Stock and members of the immediate families of the foregoing. This policy will provide that transactions involving related persons are approved, or ratified if pre-approval is not feasible, by our Audit Committee, which approves or ratifies the transaction only if our Audit Committee determines that it is in the best interests of our stockholders. In considering the transaction, our Audit Committee considers all relevant factors, including, as applicable (i) the business rationale for entering into the transaction; (ii) available alternatives to the transaction; (iii) whether the transaction is on terms no less favorable than terms generally available to an unrelated third party under the same or similar circumstances; (iv) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; and (v) the overall fairness of the transaction. Our Audit Committee will also periodically monitor ongoing transactions involving related persons to ensure that there are no changed circumstances that would render it advisable to amend or terminate the transaction.

Currently, we do not have any independent members of our Board of Directors, as our sole Board members is our CEO, Andrew Arroyo. Prior to the election to become a real estate investment trust ("REIT") a board of directors will be appointed that will be re-elected based on investors vote per IRS guidelines.

Our CEO, Andrew Arroyo, is also the Managing Member of Andrew Arroyo Investments, LLC a related party who is a principal in the transaction of the Investment Management Agreement with our Company. Under the Investment Management Agreement, a registered investment advisor provides capital allocation services and advice on where to invest funds under management. In exchange for capital allocation services and advice, management and performance fees and any other fees per the Investment Management Agreement that are required to be paid to a licensed registered investment advisor will be paid to Andrew Arroyo Investments, LLC.

Relaxed Ongoing Reporting Requirements

Once this Form C/A is filed with the SEC we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation CF issuers. The ongoing reporting requirements under Regulation CF are more relaxed than for emerging growth companies under the Exchange Act. The differences include, but are not limited to, being required to file only annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section A of Article VI of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders.

Section B of Article VII of our Articles of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought by us, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to the Company or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the above, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, there is uncertainty as to whether a court would enforce the provisions in our Articles of Incorporation since investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Section B of Article VI of our Articles of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware we will indemnify our officers and directors from and against any and all expenses, liabilities, or other matters.

Article IX of our Amended and Restated Bylaws further addresses indemnification of our directors and officers and allows us to indemnify our directors and officers in the event they meet certain criteria in terms of acting in good faith and in an official capacity within the scope of their duties, when such conduct leads them to be involved in a legal action.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 14 SECURITIES BEING OFFERED

On September 24, 2025, we effected a 2-for-1 forward split of our outstanding shares of preferred and common stock (the "Stock Split") via the filing of Amended and Restated Certificate of Incorporation with the Delaware Secretary of State. No fractional shares of the Company's common or preferred stock will be issued as a result of the Stock Split. Any fractional shares resulting from the Stock Split will be rounded up to the nearest whole share. Unless otherwise noted the share and per share information in this Form C/A reflects the Stock Split.

Following the Stock Split, the Company has 7,143,928 shares of common stock outstanding and 4,000,000 shares of preferred stock outstanding, as discussed herein. All share and per share information in this Form C/A have been retroactively adjusted for all periods presented, unless otherwise indicated, to give effect to the Stock Split, including the financial statements and notes thereto.

Our Articles of Incorporation, as amended and restated, authorize us to issue up to 15,000,000 shares of Preferred Stock, par value $0.0005 per share, 70,000,000 shares of Class A Common Stock, par value $0.0005 per share, 10,000,000 shares of Class B Common Stock, par value $0.0005 per share, and 5,000,000 shares of Class C Common Stock, par value $0.0005 per share. As of the date of this Offering Circular, there were 4,000,000 shares of Preferred Stock issued and outstanding, there were 0 shares of Class A Common Stock issued and outstanding, there were 7,143,928 shares of Class B Common Stock issued and outstanding, and there were 0 shares of Class C Common Stock issued and outstanding. The 7,143,928 shares of Class B Common Stock issued and outstanding are held by two hundred seventy one (271) stockholders. The 4,000,000 shares of Preferred Stock issued and outstanding are held by one (1) stockholder, Mr. Andrew Arroyo, one of our executive officers and our sole Director. When certain conditions outlined in the Preferred Stock section below are met, the 4,000,000 shares of Preferred Stock owned by Andrew Michael Arroyo may need to be converted to Class C Common Stock. Shares of our Class A Common Stock are non-voting.

The following description of our capital stock is subject to and qualified in its entirety by our Articles of Incorporation and Corporate Bylaws and by the provisions of applicable Delaware Law. Copies of these documents are filed as exhibits to this Offering Circular. The Company is not offering any shares of Preferred Stock in this Offering.

Preferred Stock

Our Articles of Incorporation authorize our Board of Directors, without action by the stockholders, to designate and issue up to 15,000,000 shares of the Company's Preferred Stock, par value $0.0005, in one or more series. Our Board of Directors is authorized to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors is able to authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes, could, under certain circumstances, have the effect of restricting dividends on our Preferred Stock; diluting the voting power of our Preferred Stock; impairing the liquidation rights of our

Preferred Stock; or delaying, deferring or preventing a change in control of the Company, which might harm the market price of our Preferred Stock. Currently, we have one series of preferred stock designated, which is our Series A Convertible Preferred Stock. This series of preferred stock converts at 1-to-1 into common stock and has three (3) votes per share on all matters properly brought to our shareholders for a vote. Before the REIT election with the IRS is initiated, the Board of Directors may need to adjust or eliminate the Preferred Stock class and the current shareholder who owns the Preferred Stock, Andrew Michael Arroyo, may need to convert some or all the Series A Convertible Preferred Stock into Class C Common Stock at 1-to-1. Management's projections of when the Company would qualify to become a REIT per the IRS guidelines are based on the following conditions: (1) once 15,000,000 or more shares have been sold through this offering or subsequent offerings and (2) once the taxable REIT subsidiary ("TRS") of the Company's brokerage operations has been completed (if necessary, per IRS guidelines) and (3) once all the REIT requirements outlined in the IRS guidelines have been met. Once these conditions have been met or completed, some or all of the Preferred Stock may need to be converted into Class C Common Stock.

Common Stock

Our Articles of Incorporation authorize our Board of Directors, without action by the stockholders, to designate and issue up to 70,000,000 shares of the Company's Class A Common Stock, par value $0.0005 per share, 10,000,000 shares of the Company's Class B Common Stock, par value $0.0005 per share and 5,000,000 shares of the Company's Class C Common Stock, par value $0.0005 per share. The shares of the Company's Class A Common Stock are non-voting. Our Board of Directors is authorized to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors is able to authorize the issuance of Common Stock with voting or conversion rights that could adversely affect the voting power or other rights of the other holders of our Common Stock. The issuance of Common Stock, while providing flexibility in connection with corporate purposes, could, under certain circumstances, have the effect of restricting dividends on our Common Stock; diluting the voting power of our Common Stock; impairing the liquidation rights of our Common Stock; or delaying, deferring or preventing a change in control of the Company, which might harm the market price of our Common Stock.

The following is a summary of the material provisions governing the issuance of the Company's Shares in this Offering:

- The Company is offering a maximum of 1,580,262 Shares of Class A Common Stock, composed of 1,380,262 shares to be offered by the Company directly for cash consideration, and a maximum of 200,000 shares to be issued as "Bonus Shares" for no additional cash consideration to eligible investors in this offering based on certain criteria, for total cash consideration up to $4,999,999.10,
- The stated or par value of each share of Class A Common Stock being offered is $0.0005.
- The offering price per each Class A Common Stock share is $3.50.
- Shares of Class A Common Stock are non-voting. As a result, investors holding shares of Class A Common Stock will not have the ability to vote on the Company's Board of Directors nor have the ability to vote to appoint any of the Company's Officers.
- The Shares of Class A Common Stock being offered are equal in all respects except voting rights.

Voting Rights

There are multiple classes of Common Stock and one series of Preferred Stock each having their own voting rights. Class A Common Stock is non-voting and shall not be entitled to vote on any company matter. Each share of Class B Common Stock entitles the holder to 1 vote, either in person or by proxy, at meetings of shareholders on all matters submitted to a vote of the Stockholders. Each share of Class C Common Stock entitles the holder to 10 votes, either in person or by proxy, at meetings of shareholders on all matters submitted to a vote of the Stockholders. Shareholders eligible to vote may take action by written consent. All of the Series A Convertible Preferred Stock may be converted to Class C Common Stock.

Dividend Policy

Once the tax election to become a real estate investment trust (REIT) is complete, the Company will begin to pay a dividend of at least 90% of its earnings per the required IRS guidelines. We currently retain all available funds and any future earnings to support our operations and finance the growth and development of our business and do not intend to declare or pay any cash dividends in the foreseeable future. As a result, you will likely need to sell your Common Stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. Payment of cash dividends, if any, in the future will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our Board may deem relevant.

Dividend Rights

Shareholders are only entitled to distributions or dividends proportionate to their shares of Common Stock when and if declared by our Board of Directors out of funds legally available and after payment of dividends to any holders of our Preferred Shares. To date we have not given any such distributions or dividends. Future distribution policies are subject to the discretion of our Board of Directors and will depend upon a number of factors, including among other things, our ability to become classified with the IRS as a real estate investment trust (RIET), our capital requirements and financial condition.

Liquidation Rights

In the event of the dissolution, liquidation or winding up of the Company, the assets legally available for distribution to the holders of Common Stock will be distributed ratably among the shareholders in proportion to their holdings of Common Stock and after giving preference to holders of our Preferred Stock and liquidation of any and all liabilities.

Liability to Further Calls or Assessment

The Common Stock has no liability to further calls or assessments by the Company.

Fully Paid and Non-assessable

All outstanding shares of our Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Registration Rights

Upon the completion of this Offering, we may register for sale under the Securities Act shares of our Common Stock, but we are under no obligation to do so under the terms of the Offering. Subject to certain conditions and limitations, we may provide customary demand, piggyback and shelf registration rights to holders of purchasers Common Stock in future offerings.

ITEM 15 FINANCIAL STATEMENTS

Index to Financial Statements

June 30, 2025 and 2024 Financial Statements

Condensed Balance Sheets of Andrew Arroyo Real Estate Inc. as of June 30, 2025 and December 31, 2024		F-2
Condensed Statements of Operations of Andrew Arroyo Real Estate Inc. for the Six Months Ended June 30, 2025 and 2024		F-3
Condensed Statements of Changes in Stockholders' Equity of Andrew Arroyo Real Estate Inc. for the Six Months Ended June 30, 2025 and 2024		F-4
Condensed Statements of Cash Flows of Andrew Arroyo Real Estate Inc. for the Six Months Ended June 30, 2025 and 2024		F-5
Notes to Financial Statements		F-6

2024 and 2023 Year End Financial Statements

Report of Independent Registered Public Accounting Firm		F-17
Balance Sheets of Andrew Arroyo Real Estate Inc. as of December 31, 2024 and 2023		F-18
Statements of Operations of Andrew Arroyo Real Estate Inc. for the Years Ended December 31, 2024 and 2023		F-19
Statements of Changes in Stockholders' Deficit of Andrew Arroyo Real Estate Inc. for the Years Ended December 31, 2024 and 2023		F-20
Statements of Cash Flows of Andrew Arroyo Real Estate Inc. for the Years Ended December 31, 2024 and 2023		F-21
Notes to Financial Statements		F-22

ANDREW ARROYO REAL ESTATE, INC.
CONDENSED BALANCE SHEETS
June 30, 2025 and December 31, 2024
(unaudited)

	June 30, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 883,376	$ 545,437
Restricted cash	423,660	442,350
Accounts receivable, net	102,864	40,628
Insurance receivable	10,500	385,000
Other current assets	37,909	8,806
Total current assets	1,458,309	1,422,221
Property and equipment, net	42,241	50,511
Right of use asset	101,332	122,046
Noncurrent assets	6,065	7,884
TOTAL ASSETS	$ 1,607,947	$ 1,602,662
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 252,564	$ 219,412
Accrued liabilities	82,716	85,075
Accrued interest	29,897	23,698
Other current liabilities	456,195	478,818
Accrued legal liability	18,000	385,000
Current portion of notes payable	9,256	13,229
Current portion of operating lease liabilities	47,782	44,139
Lines of credit	74,217	69,382
Total current liabilities	970,627	1,318,753
Long term liabilities		
Notes payable, net of current portion	443,624	446,234
Long term operating lease liabilities, net of current portion	60,072	84,948
Total long term liabilities	503,696	531,182
TOTAL LIABILTIES	1,474,323	1,849,935
Commitments and Contingencies (See note 11)	-	-
STOCKHOLDERS' EQUITY		
Common Stock, $.0005 par value; 85,000,000 shares authorized, 7,093,928 issued and outstanding as of June 30, 2025 and 6,887,132 issued and outstanding as of December 31, 2024.	3,543	3,440

Preferred Stock, $.0005 par value; 15,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2024.	-	-
Series A Convertible Preferred Stock, $.0005 par value; 4,000,000 shares authorized, and outstanding as of June 30, 2025 and December 31, 2024.	2,000	2,000
Additional paid-in capital	2,263,682	1,885,625
Accumulated deficit	(2,135,601)	(2,138,338)
Total stockholders' equity (deficit)	133,624	(247,273)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,607,947	$ 1,602,662

See accompanying notes to the financial statements.

ANDREW ARROYO REAL ESTATE, INC.
CONDENSED STATEMENTS OF OPERATIONS
Six Months Ending June 30, 2025 and 2024
(unaudited)

	2025	2024 As restated
Revenues	$ 4,055,179	$ 3,318,342
Cost of sales	3,498,621	2,743,187
Gross profit	556,558	575,155
General and administrative expenses	551,060	757,919
Profit (loss) from operations	5,498	(182,764)
Other income (loss)	(2,761)	(6,326)
Profit (loss) before income tax expense	2,737	(189,090)
Income tax expense	-	-
Net profit (loss)	$ 2,737	$ (189,090)
Profit (loss) per share (basic and diluted)	$ 0.00	$ (0.03)
Weighted-average number of common shares outstanding used in computing per share amounts, basic	6,990,530	6,482,526
Weighted-average number of common and preferred shares outstanding used in computing per share amounts, diluted	10,990,530	6,482,526

See accompanying notes to the financial statements.

F-3

ANDREW ARROYO REAL ESTATE, INC.
CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
Six Months Ended June 30, 2025 and 2024
(unaudited)

	Common Stock Shares Issued	Common Stock Par	Preferred Stock Shares Issued	Preferred Stock Par	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance - December 31, 2023	6,406,440	$ 3,202	4,000,000	$ 2,000	$1,016,601	$ (1,574,694)	$ (552,891)
Stock issued for cash	54,324	27	-	-	135,769	-	135,796
Stock based compensation	97,602	48	-	-	24,963	-	25,011
Net loss	-	-	-	-	-	(189,090)	(189,090)
Balance – June 30, 2024	6,558,366	$ 3,277	4,000,000	$ 2,000	$1,177,333	$ (1,763,784)	$ (581,174)
Stock issued for cash	274,920	137	-	-	687,089	-	687,226
Stock based compensation	53,846	26	-	-	21,203	-	21,229
Net loss	-	-	-	-	-	(374,554)	(374,554)
Balance - December 31, 2024	6,887,132	$ 3,440	4,000,000	$ 2,000	$1,885,625	$ (2,138,338)	$ (247,273)
Stock issued for cash	144,000	72	-	-	359,928	-	360,000
Stock based compensation	62,796	31	-	-	18,129	-	18,160
Net profit	-	-	-	-	-	2,737	2,737
Balance - June 30, 2025	7,093,928	$ 3,543	4,000,000	$ 2,000	$2,263,682	$ (2,135,601)	$ 133,624

See accompanying notes to the financial statements.

ANDREW ARROYO REAL ESTATE, INC.
CONDENSED STATEMENTS OF CASH FLOWS
Six Months Ending June 30, 2025 and 2024
(unaudited)

	2025	2024 As restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit (loss)	$ 2,737	$ (189,090)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	10,089	10,514
Gain on sale of property and equipment	-	(6,182)
Stock based compensation	18,160	25,011
Noncash operating lease costs	20,714	19,145
Accrued interest	6,199	5,046
Changes in assets and liabilities:		
Accounts receivable	(62,236)	(79,365)
Other current assets	(29,103)	(60,397)
Insurance receivable	(374,500)	
Accounts payable	33,152	53,093
Accrued liabilities	(2,359)	31,144
Accrued legal liability	(367,000)	-
Restricted cash liability	(18,690)	51,513
Other current liabilities	(3,933)	(66,489)
Change in operating lease liabilities	(21,233)	(18,936)
Net cash used in operating activities	(39,003)	(224,993)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds on sale of equipment	-	7,774
Net cash flows provided by investing activities:	-	7,774
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment on vehicle loan	(4,861)	(4,765)
Repayment on SBA Loan	(1,722)	(1,620)
Proceeds from related party note payable	-	79,000
Net borrowings (repayment) on lines of credit	4,835	167
Proceeds from sales of common stock	360,000	135,796
Net cash provided by financing activities:	358,252	208,578
Net increase (decrease) in cash and cash equivalents	319,249	(8,641)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	987,787	514,801
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 1,307,036	$ 506,160

See accompanying notes to the financial statements.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31.

Capital Stock

Authorized capital is 85,000,000 shares of common stock in three shares classes (Common Stock A, Common Stock B and Common Stock C), par $0.0005, and 15,000,000 shares of preferred stock (Series A Convertible Preferred), par $0.0005, all authorized by amendment dated September 24, 2025. Common stock issued and outstanding was 6,887,132 shares as of December 31, 2024 and 6,406,440 as of December 31, 2023. Series A Convertible Preferred Stock is 4,000,000 shares issued and outstanding as of December 31, 2024 and 2023. The Series A Convertible Preferred Stock has dividend rights equal to common on an as converted basis, 1-for-1 conversion to common after 12 months, ten votes per share, liquidation preference of $0.0005 per share, and customary protective provisions. The series is classified in permanent equity under ASC 480-10-S99-3A. The Series A Convertible Preferred is convertible into up to 4,000,000 shares of Class C common stock. These potential shares were excluded from diluted earnings per share for 2024 and 2023 because their effect would have been anti-dilutive.

From January 1, 2025 to June 30, 2025 (adjusted for the 2:1 forward split effected September 24, 2025), the Company issued 144,000 new shares through its Regulation A financing at $2.50 per share and issued 62,796 new vested shares through its equity incentive plan at an average grant price of $0.29. From January 1, 2024 to June 30, 2024 (adjusted for the 2:1 forward split effected September 24, 2025), the Company issued 54,324 new shares through its Regulation A financing at $2.50 per share and issued 97,602 new vested shares through its equity incentive plan at an average price of $0.26.

Management's Plans

Management has evaluated whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern for the one-year period from the date of these financial statements (the assessment period) in accordance with ASC 205-40.

As of June 30, 2025, the Company had $883,376 in unrestricted cash and cash equivalents and $443,624 in notes payable, of which approximately $300,000 is due to a related party. Based on the projected income and cash flow generated by the Company's current residential and commercial brokerage, property management and lending services business, plus the cash the Company has on hand and its plans to offer securities, the Company anticipates having enough liquidity to fund its existing current residential and commercial brokerage, property management and lending services business for the next 12 months. The Company reported net profits (losses) in the amount of $2,737 and ($189,090) during the periods ended June 30, 2025, and 2024, respectively, and had a net stockholders' equity as of June 30, 2025 in the amount of $133,624. The Company plans to use funds raised from offerings of their equity and existing cash to continue to grow the Company nationwide and execute their business plan. It is the opinion of the management that they will be successful in raising funds through the sale of equity, the proceeds from its Regulation A offerings, and availability of their existing cash and lines of credit will satisfy their need for liquidity and cash requirements for the foreseeable future and into 2026 and beyond and put them in a position to grow their business in accordance with their business plan, outlined in three (3) milestones for investment division and three (3) milestones for the services division.

Management believes it is probable that these plans will be effectively implemented and will generate sufficient liquidity to satisfy obligations during the assessment period. Accordingly, management has concluded that no substantial doubt exists.

Basis of Presentation

These condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the requirements of the Securities Exchange Commission ("SEC") for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. These financial statements have been prepared on the same basis as the annual financial statements and there have been no material changes to the accounting policies discussed in Note 2 included in the Annual Report on Form 1-K for the fiscal year ended December 31, 2024, filed with the SEC on September 22, 2025.

In the opinion of our management, the information in these financial statements reflects all adjustments, all of which are of a normal and recurring nature necessary for a fair statement of the financial position and results of operations for the reported interim periods. We consider events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

Table of Contents

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

401(k) Plan

The Company sponsors a defined contribution 401(k) plan (the Plan) that covers all eligible employees who meet certain service and age requirements. The Plan allows employees to contribute a percentage of their eligible compensation on a pre-tax or Roth after-tax basis, subject to limits imposed by federal tax law. For eligible employees, the Company provides a contribution equal to 100% of the eligible employees' contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. The Company also provides matching contributions equal to 100% of the first 4% of an employee's eligible compensation contributed to the Plan. In addition to matching contributions, the Company may make a discretionary profit-sharing contribution to the Plan, subject to approval by the Company's Board of Directors. As of the six months ended June 30, 2025 and June 30, 2024, the Company's total contributions to the Plan, including matching and discretionary contributions, was $20,500 and $20,875 respectively. All employee contributions and Company matching contributions vest immediately. Any discretionary profit-sharing contributions vest according to the following schedule: 25% after one year of service, 50% after two years, 75% after three years, and 100% after four years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Charitable Contributions

The Company's board of directors has adopted a discretionary policy that authorizes donations of up to 20 percent of annual net profit (as defined below) to qualified charitable organizations. "Net profit" is calculated as total revenue less cost of sales and less all expenses before dividends (if any) are paid. The policy does not create a binding legal obligation; donations are recorded as expense only when the board approves a specific contribution or when payment is made, in accordance with ASC 720-25-25-1. Charitable contributions are reported in "Selling, general and administrative expenses" in the accompanying statements of operations. For the six months ended June 30, 2025 and 2024, the Company donated $19,500 and $64,521, respectively.

No unconditional commitments to future charitable donations existed at June 30, 2025 or December 31, 2024; therefore, no liability has been accrued.

Cash, Cash Equivalents and Restricted Cash

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash equivalents. The Company from time to time during the periods covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of the periods ended June 30, 2025 and as of 2024, the Company had approximately $1,307,036 and $987,787 respectively deposited in two financial institutions. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation.

Certain of the Company's cash positions are restricted property management trust funds, which include security deposits and rents that belong to property owners. These cash amounts are reported as other current assets and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $423,660 and $405,773 on June 30, 2025 and 2024, respectively, deposited in one financial institution. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation. Restricted cash is presented separately on the balance sheet. Related trust fund liabilities are included in other current liabilities.

As of the six months ended June 30, 2025 and as of the year ended December 31, 2024, the cash positions are as follows:

	June 30, 2025	December 31, 2024
Cash, cash equivalents and restricted cash:		
Cash and cash equivalents	$ 883,376	$ 545,437
Restricted cash	423,660	442,350
Total cash, cash equivalents and restricted cash	$ 1,307,036	$ 987,787

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers" which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenue is recorded.

Table of Contents

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Nature of Revenues and Performance Obligations

The Company acts as a broker and representative for principals in real estate transactions and derives its revenue primarily from real estate brokerage transactions. A broker's license is required for the representation of principals in real estate transactions and the Company holds such licenses in states nationwide.

The single performance obligation providing brokerage services to buyers and sellers, is satisfied at the closing of escrow and recording of the deed at which point the Company is entitled to its commission. The Company evaluated the principal-versus-agent guidance in ASC 606-10-55 and concluded it is the principal in these transactions; accordingly, revenues are reported gross of commissions and related agent payouts.

Variable Consideration

Commission rebates, referral splits, and promotional credits are forms of variable consideration. Management constrains estimates to the amount not expected to reverse and recognizes adjustments in the same period the underlying revenue is recorded.

Timing of Satisfaction of Performance Obligations

For property sale transactions, revenue is recognized at the closing date, when control of the property transfers to the buyer. This scenario meets the criteria for point-in-time recognition under ASC 606, as the Company's performance obligations are fulfilled at discrete points.

Contract Balances

The Company invoices and collects commissions at closing; therefore no contract assets or contract liabilities exist at any reporting date.

Incremental Costs

Commissions paid to sales agents are incurred and expensed at closing. Because the amortization period for any incremental costs would be less than one year, the Company has elected the practical expedient in ASC 340-40-25-4 not to capitalize these costs.

Disaggregation of Revenue

In accordance with ASC 606-10-50-5, The Company considered whether presenting revenue on a disaggregated basis was necessary for understanding the nature, amount, timing, and uncertainty of revenue and cash flows. Given that revenue is primarily generated from transaction-based commissions with similar economic characteristics, management has concluded that further disaggregation does not provide significant additional insight into the Company's revenue patterns, and has therefore presented revenue as a single line item on the accompanying statements of operations. The Company derives approximately 96% of its revenue from commissions earned on real estate transactions. The remaining 4% of revenue comes from ancillary real estate-related services, including property management fees and long-term rental income, none of which are individually material. These revenues are recognized as performance obligations are satisfied.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity's income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating how this ASU will impact its year-end financial statements.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 2 - RESTATEMENT OF sales YEAR REPORTED AMOUNTS

In the Company's 1-SA filing as of and for the six months ended June 30, 2024, management included Series A preferred shares in its fully diluted loss per share. The preferred shares should have been excluded from the calculation, as the Company had reported a net loss for the six months ended June 30, 2024, and inclusion of the preferred shares are anti-dilutive. The earnings per share disclosure has been corrected for the six months ended June 30, 2025 and 2024 as reported in this 1-SA.

Six Months Ended June 30,

	As Previously Reported 2024	Restatement Adjustment	Restated 2024
STATEMENT OF OPERATIONS:			
Loss per share (basic)	(0.02)	(0.01)	(0.03)
Loss per share (fully diluted)	(0.03)	-	(0.03)

In the Company's 1-SA filing as of and for the six months ended June 30, 2024, restricted cash was presented as other current assets on the balance sheet and restricted cash was omitted from the statement of cash flows. Management has corrected this on the accompanying balance sheet as of June 30, 2025 and 2024 by presenting restricted cash on the balance sheet. Management has also presented a restated 2024 statement of cash flows for the six months ended June 30, 2025 that reconciles cash flows to cash and cash equivalents and restricted cash.

Six Months Ended June 30,

	As Previously Reported 2024	Restatement Adjustment	Restated 2024
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (189,090)	$ -	$ (189,090)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	10,514	-	10,514
Gain on sale of property and equipment	(6,182)		(6,182)
Stock based compensation	25,011	-	25,011
Amortization of right-of-use asset	-	19,145	19,145
Accrued interest	-	5,046	5,046
Changes in assets and liabilities:			
Accounts receivable	(79,365)	-	(79,365)
Other current assets	(60,397)	-	(60,397)
Accounts payable	53,093	-	53,093
Accrued liabilities	31,144	-	31,144
Restricted cash liability	-	51,513	51,513
Other current liabilities	(61,443)	(5,046)	(66,489)
Change in operating lease liabilities	209	(19,145)	(18,936)

Net cash used in operating activities	(276,506)		51,513	(224,993)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Disposal of equipment	7,774		-	7,774
Net cash flows provided by investing activities:	7,774		-	7,774
CASH FLOWS FROM FINANCING ACTIVITIES:				
Repayment on auto loan	(4,765)		-	(4,765)
Repayment on SBA Loan	(1,620)		-	(1,620)
Proceeds on related party note payable	79,000		-	79,000
Net borrowings (repayment) on lines of credit	167		-	167
Proceeds from sales of common stock	135,796		-	135,796
Net cash provided by financing activities:	208,578		-	208,578
Net increase in cash and cash equivalents	(60,154)		51,513	(8,641)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	160,540		354,261	514,801
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 100,386	$	405,774	$ 506,160

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 3 – PROFIT (LOSS) PER SHARE, BASIC AND DILUTED

Basic earnings (loss) per share has been computed by dividing net earnings / loss available to common shareholders by the weighted average number of common shares outstanding for the period. Fully diluted earnings per share has been computed by dividing net earnings available to common shareholders by the weighted average number of common shares and preferred shares outstanding for each period presented.

For the period ending June 30, 2025, the basic earnings per share available to common shareholders has been computed by dividing the net profit of $2,737 by the weighted average of 6,990,530 issued and outstanding common shares. The fully diluted earnings available to common shareholders has been computed by dividing the net profit of $2,737 by the weighted average of 10,990,530 issued and outstanding common and preferred shares.

For the period ending June 30, 2024, the basic loss per share available to common shareholders has been computed by dividing the net loss of ($189,090) by the weighted average of 6,482,526 issued and outstanding common shares. For the period ending June 30, 2024, the following potential common shares were excluded from the computation of diluted loss per share because their effect would have been antidilutive: 465,606 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting.

NOTE 4 – RESTRICTED STOCK AWARDS

The Company follows Accounting Standards Codification subtopic 718-10, *Compensation* ("ASC 718-10"), which requires that all share-based payments to both employees and non-employees be recognized in the statement of operations based on their fair values.

On January 1, 2023, the Company's board approved and adopted the "2023 AARE Equity Incentive Plan". This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

Restricted stock: Award transactions during the year ended June 30, 2025 were as follows:

	Shares	Weighted average grant date fair value per share
Unvested at beginning of period	467,798	$ 0.29
Granted	88,562	0.19
Vested	(62,796)	0.29
Forfeited or cancelled RSUs and RSAs	-	-
Unvested at end of period	493,564	$ 0.27

At June 30, 2025 we had approximately $133,260 unrecognized stock-based compensation expenses related to restricted stock awards. The weighted average will be recognized over 5 years. Fair market value of stock-based compensation was determined by an independent third party 409a valuation. The stock-based compensation expense for the years ended June 30, 2025 and June 30, 2024 was $18,160 and $25,011 respectively.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 5 – RELATED PARTY TRANSACTIONS

Through June 30, 2025, the Company spent approximately $300,000 on the costs related to our Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning February 1, 2022 until the end of the repayment period which is June 29, 2027. For the period ended June 30, 2025, $6,199 of interest was accumulated. During this period, $0 principal and $0 interest was paid during this period. The Company has the right to pay off the promissory note earlier than the end of the repayment period without penalty. This related party note is classified within Level II of the fair value hierarchy.

Future maturity of the related party note payable at June 30, 2025 is as follows:

2025	$ -
2026	-
2027	305,924
2028	-
2029	-
Thereafter	-
Total	$ 305,924

NOTE 6 – OTHER CURRENT LIABILITIES

Other Current Liabilities

The other current liabilities for the years ended June 30, 2025 and December 31, 2024 were as follows:

	2025	2024
Other current liabilities:		
Accrued expenses	$ 29,599	$ 33,532
Income tax payable	2,936	2,936
Trust account liabilities	423,660	442,350
Total other current liabilities	$ 456,195	$ 478,818

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 7 - DEBT

Lines of Credit
The Company has an unsecured $75,000 business Line of Credit ("LOC") through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 13.50% as of June 30, 2025. As of June 30, 2025, $74,217 was outstanding under this LOC.

EIDL Loan
The Company has an Economic Injury Disaster Loan (EIDL) in the amount of $149,900 collateralized by substantially all of the Company's assets. This loan carries a 3.75% interest rate payable over 30 years with a start date of April 29, 2021 and a maturity date of May 28, 2050.

Vehicle Loan
On December 26, 2020, the Company has a vehicle loan for a Lexus RX in the amount of $46,014 that is collateralized by the vehicle. The loan is for a period of 5 years at 1.99% interest rate with a maturity date of December 26, 2025.

The debt schedule for the periods ended June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025	December 31, 2024
Long Term Debt:		
Note Payable - EIDL loan	$ 141,190	$ 142,912
Note Payable – Vehicle loan	5,766	10,627
Note Payable - Andrew Arroyo (Note 5)	305,924	305,924
Total Long Term Debt	452,880	459,463
Current Portion Long Term Debt	(9,256)	(13,229)
Total Long Term Debt, net of current portion	$ 443,624	$ 446,234

Future maturities of the debts payable at June 30, 2025 are as follows:

Remainder of 2025	$ 6,670
2026	4,475
2027	309,678
2028	3,898
2029	4,046
Thereafter	124,113
Total	$ 452,880

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 8 – LEASE LIABILITIES

The following table discloses the lease cost, weighted average, discount rate and weighted average remaining lease terms for operating leases as of June 30, 2024 and June 30, 2025 :

	2025	2024
Lease cost:	$ 27,512	$ 21,183
Weighted average remaining lease term:	2.66 years	3.66 years
Weighted average discount rate:	14.5 %	14.5 %

The average weighted discount rate applied is based on the Company's current line of credit interest rate.

Operating lease expense was $27,512 and $21,183 for the six months ended June 30, 2025 and 2024, respectively.

In April 2022, the Company entered into a 24-month lease agreement with expiration date in April 2024 for its corporate office in California. The agreement requires initial base rent payments of approximately $1,881 per month increasing to approximately $2,055 per month. This lease has two extension options for two years each which can extend the lease through April 2028. The Company has exercised one extension and has one remaining exercise option.

Total future operating lease liability commitments for the above non-cancellable leases as of June 30, 2025, are as follows:

2025 (remaining lease liabilities)	$ 28,402
2026	58,329
2027	28,755
2028	6,543
Total lease payments	122,029
Less: imputed interest	(14,175)
Total	107,854
Less: current portion	(47,782)
Long-term operating lease liabilities at June 30	$ 60,072

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025 AND 2024 (unaudited)

NOTE 9 – SEGMENT REPORTING

The Company operates and manages its business as one reportable operating segment. The Company's CODM, the Chief Executive Officer, reviews internal financial information presented and decides how to allocate resources based on net income (loss). Net income (loss) is used for evaluating financial performance. Significant segment expenses include salaries and payroll, legal fees, stock based compensation, audit costs, contract services, rent, and other administrative expenses. The measurement of segment assets is reported on the consolidated balance sheets as total assets. The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM.

	Period Ended June 30,	
	2025	**2024**
Revenue	$ 4,055,179	$ 3,318,342
Cost of sales	3,498,621	2,743,187
Gross profit	556,558	575,155
Operating expenses:		
General and administrative	551,060	757,919
Total operating expenses	551,060	757,919
Operating profit (loss)	5,498	(182,764)
Other income (expense)		
Total other income (expense), net	(2,761)	(6,326)
Net loss before income tax	2,737	(189,090)
Income tax expense	-	-
Net profit (loss)	$ 2,737	$ (189,090)

NOTE 10 - INCOME TAXES

Income taxes are calculated on an annual basis for full year periods and are not included in this semi-annual report.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal proceedings and loss contingencies

The real estate industry is subject to frequent claims and litigation. Buyers and sellers sometimes bring claims against one another and may seek to involve real estate agents and brokers. The Company evaluates pending matters under ASC 450, Contingencies, considering the nature of the allegations, status of the proceedings, advice of outside counsel, and the availability of insurance. A loss is accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a loss is reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, the Company provides disclosure but does not record an accrual. Potential insurance recoveries are recognized as receivables only when probable of recovery and are not netted against recorded loss contingencies.

Current matters

Matter 1 – Bonsall, California (arbitration). A buyer seeks rescission and damages alleging nondisclosure of water intrusion and potential mold by the seller, the HOA/property manager, and others. One of the Company's associates has been named. The Company maintains an errors and omissions ("E&O") policy with limits of $1,000,000 per occurrence, in force since June 9, 2009. Based on the current stage of the settlement discussions and advice of counsel, $18,000 is being accrued as a legal liability in our financial statements. The Company has not recorded an insurance receivable related to this matter because recovery is not yet deemed probable.

Matter 2 – Utah (litigation; non-E&O). A seller filed a complaint related to a for-sale-by-owner transaction involving a Company associate and a second trust deed of $150,000, naming the associate and the Company and seeking reimbursement and other relief. This matter is not covered by the Company's E&O policy. The Company is engaged in settlement discussions. As of the reporting date, no loss has been accrued because a loss is not considered probable and the amount of any potential loss is not reasonably estimable.

For the second current matter discussed above, the Company cannot reasonably estimate a range of possible loss (or additional loss) as of the reporting date due to the early stage of the proceedings, evolving facts, and uncertainties related to defenses, damages, and insurance coverage determinations. The Company will update its assessments as additional information becomes available.

Resolved matter

San Diego, California (arbitration) — settled and dismissed. In a prior period, a buyer sought rescission in connection with a home purchase. The Company's insurer settled the claim for $385,000 and the case was dismissed. During the year ended December 31, 2024, the Company recognized a $385,000 legal settlement liability and a corresponding insurance receivable of $385,000, resulting in no net impact on earnings. The insurer paid the settlement directly when finalized in 2025; accordingly, there was no cash outflow by the Company related to the settlement.

Other matters and insurance

Other than the matters described above, the Company is not a party to any legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company's financial statements. The Company maintains insurance customary for its industry, including professional, general liability, workers' compensation, employer's liability, property, and other coverages, subject to deductibles, retentions, limits, exclusions, and insurer determinations of coverage. The Company records reserves for retained liabilities and deductibles when probable and reasonably estimable. Management believes recorded reserves are appropriate based on currently available information.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 23, 2025 except for Note 12 (stock split), as to which the date is September 25, 2025, the date on which the accompanying financial statements were available to be issued, and the following two subsequent events took place.

The Company has issued 50,000 new shares through its Regulation A offering and its 2023 Equity Incentive Plan. The Company received $100,000 for the shares sold through its Regulation A offering.

On September 24, 2025, the Company adjusted for a 2:1 forward stock split of its common and preferred stock. All share and per-share amounts presented in the accompanying financial statements have been retroactively adjusted to reflect the stock split. The accompanying financial statements have not been retroactively adjusted for the stock split. The stock split had no impact on total shareholders' equity.

Other than the two events described above, the Company concluded that, no material subsequent events have occurred since June 30, 2025, that require recognition or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of Andrew Arroyo Real Estate, Inc.,

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Andrew Arroyo Real Estate, Inc. (the Company or AARE) as of December 31, 2024and 2023, and the related statements of operations, stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of Andrew Arroyo Real Estate, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Andrew Arroyo Real Estate, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the Company has restated its 2023 financial statements to correct fully diluted earnings per share, the presentation of restricted cash on the balance sheet and statement of cash flows, and correct the statement of cash flows for non-cash activity previously reported as operating activities.

Subsequent Event – Stock Split

As discussed in Note 1 to the financial statements, on September 24, 2025, the Company effected a 2-for-1 forward stock split of its common and preferred stock, with a corresponding change in par value from $0.001 to $0.0005 per share. All share and per-share information has been retroactively adjusted to reflect the stock split for all periods presented.

/s/ Ramirez Jimenez International CPAs

We have served as the auditors since 2023
Irvine, California
September 22, 2025, except for the stock split described in Note 1, as to which the date is September 25, 2025

PCAOB ID #820

ANDREW ARROYO REAL ESTATE, INC.
BALANCE SHEETS
December 31, 2024 and 2023

	2024	2023 As restated
ASSETS		
Current assets		
Cash and cash equivalents	$ 545,437	$ 160,540
Restricted cash	442,350	354,261
Accounts receivable, net	40,628	61,783
Insurance receivable	385,000	-
Other current assets	8,806	12,541
Total current assets	1,422,221	589,125
Property and equipment, net	50,511	69,835
Right of use asset	122,046	182,844
Noncurrent assets	7,884	11,524
TOTAL ASSETS	$ 1,602,662	$ 853,328
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities		
Accounts payable	$ 219,412	$ 105,537
Accrued liabilities	85,075	93,658
Accrued interest	23,698	12,156
Other current liabilities	478,818	537,451
Accrued legal liability	385,000	-
Current portion of notes payable	13,229	12,909
Current portion of operating lease liabilities	44,139	45,559
Lines of credit	69,382	73,776
Total current liabilities	1,318,753	881,046
Long term liabilities		
Notes payable, net of current portion	446,234	380,400
Long term operating lease liabilities, net of current portion	84,948	144,773
Total long term liabilities	531,182	525,173
Total Liabilities	1,849,935	1,406,219
Commitments and Contingencies (see note 11)	-	-
Deficit		
Common Stock, $.0005 par value; 85,000,000 shares authorized, 6,887,112 issued and outstanding as of December 31, 2024 and 6,406,440 issued and outstanding as of December 31, 2023.	3,440	3,202

Preferred Stock, $.0005 par value; 15,000,000 shares authorized, no shares issued and outstanding as of December 31, 2024 and December 31, 2023.	-	-
Series A Convertible Preferred Stock, $.0005 par value; 4,000,000 shares authorized, and outstanding as of December 31, 2024 and December 31, 2023.	2,000	2,000
Additional paid-in capital	1,885,625	1,016,601
Accumulated deficit	(2,138,338)	(1,574,694)
Total stockholders' deficit	(247,273)	(552,891)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,602,662	$ 853,328

See accompanying notes to the financial statements.

ANDREW ARROYO REAL ESTATE, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2024 and 2023

	2024	2023 As restated
Revenues	$ 7,127,922	$ 7,609,767
Cost of sales	6,139,251	6,629,745
Gross profit	988,671	980,022
General and administrative expenses	1,530,188	1,630,392
Loss from operations	(541,517)	(650,370)
Other income (loss)	(19,191)	160,649
Loss before income tax expense	(560,708)	(489,721)
Income tax expense	2,936	5,486
Net loss	$ (563,644)	$ (495,207)
Loss per share (basic and diluted)	$ (0.09)	$ (0.08)
Weighted-average number of common shares outstanding used in computing per share amounts, basic and diluted	6,594,004	6,379,896

See accompanying notes to the financial statements.

ANDREW ARROYO REAL ESTATE, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
Years Ended December 31, 2024 and 2023

	Common Stock Shares Issued	Common Stock Par	Preferred Stock Shares Issued	Preferred Stock Par	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance - December 31, 2022	6,360,920	$ 3,180	4,000,000	$ 2,000	$ 832,820	$ (1,079,487)	$ (241,487)
Stock issued for cash	45,520	22	-	-	183,781	-	183,803
Net Loss						(495,207)	(495,207)
Balance - December 31, 2023	6,406,440	$ 3,202	4,000,000	$ 2,000	$ 1,016,601	$ (1,574,694)	$ (552,891)
Stock issued for cash	329,244	164	-	-	822,932	-	823,096
Stock issued for vested RSU and RSA	151,448	74	-	-	46,092	-	46,166
Net Loss						(563,644)	(563,644)
Balance - December 31, 2024	6,887,132	$ 3,440	4,000,000	$ 2,000	$ 1,885,625	$ (2,138,338)	$ (247,273)

See accompanying notes to the financial statements.

Table of Contents

ANDREW ARROYO REAL ESTATE, INC.
Statements of Cash Flows
Years Ended December 31, 2024 and 2023 *(revised)*

	2024	2023 As restated
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (563,644)	$ (495,207)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	20,499	28,709
Gain on sale of property and equipment	(7,733)	(1,049)
Stock based compensation	46,166	-
Noncash operating lease costs	37,957	32,468
Gain on extinguishment of lease	(1,065)	-
Accrued interest on loans	11,182	7,518
Changes in assets and liabilities:		
Accounts receivable	21,155	6,721
Other current assets	3,735	14,223
Insurance receivable	(385,000)	-
Accounts payable	113,875	34,350
Accrued liabilities	(8,583)	(430)
Accrued legal liability	385,000	-
Other current liabilities	(58,273)	222,554
Change in operating lease liabilities	(37,339)	(30,525)
Net cash used in operating activities	(422,068)	(180,669)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds on sale of equipment	10,198	1,049
Net cash flows provided by investing activities:	10,198	1,049
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments on auto loan	(9,531)	(6,893)
Repayments on SBA loan	(3,315)	-
Proceeds on SBA loan	-	7,219
Proceeds on related party note payable	79,000	40,000
Net repayment on lines of credit	(4,394)	(1,608)
Proceeds from sales of common stock	823,096	183,803
Net cash provided by financing activities:	884,856	222,521
Net increase in cash and cash equivalents	472,986	42,901
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR (Note 2)	514,801	471,900

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR (Note 2)	$	987,787	$	514,801	
Supplemental disclosure of cash flow Information					
Cash paid during the year for:					
Income taxes	$	2,936	$	5,486	
Interest	$	29,711	$	37,503	
Supplemental disclosure for non-cash investing and financing activities:					
Operating leases placed in service	$	-	$	169,800	

See accompanying notes to the financial statements.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage and investment services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31.

Capital Stock

Authorized capital is 85,000,000 shares of common stock in three shares classes (Common Stock A, Common Stock B and Common Stock C), par $0.0005, and 15,000,000 shares of preferred stock (Series A Convertible Preferred), par $0.0005, all authorized by amendment dated September 24, 2025. Common stock issued and outstanding was 6,887,132 shares as of December 31, 2024 and 6,406,440 as of December 31, 2023. Series A Convertible Preferred Stock is 4,000,000 shares issued and outstanding as of December 31, 2024 and 2023. The Series A Convertible Preferred Stock has dividend rights equal to common on an as converted basis, 1-for-1 conversion to common after 12 months, ten votes per share, liquidation preference of $0.0005 per share, and customary protective provisions. The series is classified in permanent equity under ASC 480-10-S99-3A. The Series A Convertible Preferred is convertible into up to 4,000,000 shares of Class C common stock. These potential shares were excluded from diluted earnings per share for 2024 and 2023 because their effect would have been anti-dilutive.

From January 1, 2024 to December 31, 2024 (adjusted for the 2:1 forward split effected September 24, 2025), the Company issued 329,244 new shares through its Regulation A financing at $2.50 per share and issued 151,448 new vested shares through its equity incentive plan at an average grant price of $0.30. From January 1, 2023 to December 31, 2023 (adjusted for the 2:1 forward split effected September 24, 2025), the Company issued 45,520 new shares through its Regulation A financing at $2.50 per share and issued 0 new vested shares through its equity incentive plan.

Table of Contents

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

On July 31, 2021, the Company "Andrew Arroyo Real Estate, Inc." a Delaware "C" Corporation merged with "Andrew Arroyo Real Estate, Inc." a California "S" Corporation. After the merger the California "S" Corporation was merged with and into the Company, which effectively ceased all operations of the California corporation, and those operations were assumed by the Company (the surviving Delaware "C" Corporation). Effective with the merger, the Certificate of Incorporation of the Company stayed as the Company's Certificate of Incorporation, and the 2,000 shares owed by the sole shareholder of the California corporation, Mr. Andrew Arroyo, the Company's sole director and one of its executive officers, were exchanged for 4,000,000 shares of the Company's Series A Convertible Preferred Stock.

Management's Plans

Management has evaluated whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern for the one-year period from the date of these financial statements (the assessment period) in accordance with ASC 205-40.

As of June 30, 2025, the Company had $883,376 in unrestricted cash and cash equivalents and $446,234 in notes payable, of which approximately $300,000 is due to a related party. Based on the projected income and cash flow generated by the Company's current residential and commercial brokerage, property management and lending services business, plus the cash the Company has on hand and its plans to offer securities, the Company anticipates having enough liquidity to fund its existing current residential and commercial brokerage, property management and lending services business for the next 12 months. The Company reported net losses in the amount of $563,644 and $495,207 during the years ended December 31, 2024, and 2023 and had a net stockholders' deficit as of December 31, 2024 in the amount of $247,273. The Company plans to use funds raised from offerings of their equity to continue to grow the Company nationwide and execute their business plan. It is the opinion of the management that they will be successful in raising funds through the sale of equity, the proceeds from its Regulation A offerings, and availability of their existing cash and lines of credit will satisfy their need for liquidity and cash requirements for the foreseeable future and into 2026 and beyond and put them in a position to grow their business in accordance with their business plan, outlined in three (3) milestones for investment division and three (3) milestones for the services division.

Management believes it is probable that these plans will be effectively implemented and will generate sufficient liquidity to satisfy obligations during the assessment period. Accordingly, management has concluded that no substantial doubt exists.

Basis of Presentation

The December 31, 2023 and December 31, 2024 audited financial statements include the accounts of the Company under the accrual basis of accounting. The financial statements, included herein, have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Pursuant to these rules and regulations, the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied.

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC 740), "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has adopted the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes". The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Table of Contents

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a C Corp. under current tax law the Company is responsible for Federal taxes equal to 21% of the net income of the Company as well as various tax rates for the states they have operations in. For the year ended December 31, 2024, the Company had a net operating loss (NOL) of $541,516 as well as a charitable contribution carryover the combination of which created a deferred tax asset which are reduced by the valuation allowance.

The Company operates in 25 states throughout the U.S. Each state has an income tax and/or a franchise/commerce tax on the gross receipts of businesses based on total revenues in each state. The provision for income taxes includes state income taxes currently payable and deferred income taxes. Deferred income taxes represent the effects of items reported for tax purposes in periods different from those used for financial statement purposes.

401(k) Plan

The Company sponsors a defined contribution 401(k) plan (the Plan) that covers all eligible employees who meet certain service and age requirements. The Plan allows employees to contribute a percentage of their eligible compensation on a pre-tax or Roth after-tax basis, subject to limits imposed by federal tax law. For eligible employees, the Company provides a contribution equal to 100% of the eligible employees' contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. The Company also provides matching contributions equal to 100% of the first 4% of an employee's eligible compensation contributed to the Plan. In addition to matching contributions, the Company may make a discretionary profit-sharing contribution to the Plan, subject to approval by the Company's Board of Directors. For the years ended December 31, 2024 and December 31, 2023, the Company's total contributions to the Plan, including matching and discretionary contributions, was $46,550 and $57,326 respectively. All employee contributions and Company matching contributions vest immediately. Any discretionary profit-sharing contributions vest according to the following schedule: 25% after one year of service, 50% after two years, 75% after three years, 100% after four years, 100% after five years, and 100% after six years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Charitable Contributions

The Company's board of directors has adopted a discretionary policy that authorizes donations of up to 20 percent of annual net profit (as defined below) to qualified charitable organizations. "Net profit" is calculated as total revenue less cost of sales and less all expenses before dividends (if any) are paid. The policy does not create a binding legal obligation; donations are recorded as expense only when the board approves a specific contribution or when payment is made, in accordance with ASC 720-25-25-1. Charitable contributions are reported in "Selling, general and administrative expenses" in the accompanying statements of operations. For the years ending December 31, 2024 and 2023, the Company donated $112,592 and $119,206 respectively.

No unconditional commitments to future charitable donations existed at December 31, 2024 or December 31, 2023; therefore, no liability has been accrued.

Cash, Cash Equivalents and Restricted Cash

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash. The Company from time to time during the years covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

As of December 31, 2024 and 2023, the Company had approximately $987,787 and $514,801 respectively deposited in two financial institutions. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation.

Certain of the Company's cash positions are restricted property management trust funds on deposit with a bank as collateral for certain trust fund liabilities, which include security deposits and rents that belong to property owners. These related liabilities are short-term in nature as a result of our property management activities. These cash amounts are reported as other current assets and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $442,350 and $354,261 on December 31, 2024 and 2023, respectively deposited in one financial institution. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation. Restricted cash is presented separately on the balance sheet. Related trust fund liabilities are included in other current liabilities.

For the year ended December 31, 2024 and 2023, the cash positions are as follows:

	2024	2023
Cash, cash equivalents and restricted cash:		
Cash and cash equivalents	$ 545,437	$ 160,540
Restricted cash	442,350	354,261
Total cash, cash equivalents and restricted cash	$ 987,787	$ 514,801

Concentration and Credit Risk

The Company from time to time during the years covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company had approximately $987,787 and $514,801 respectively deposited in two financial institutions. Of this amount, $250,000 was insured by the Federal Deposit Insurance Corporation.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Noncurrent Assets

	2024	2023
Intangible Assets:		
Uniform Resource Locator ("URL") Purchase	$ 18,196	$ 18,196
Accumulated Amortization	(10,312)	(6,672)
Net Intangible Assets	$ 7,884	$ 11,524

Amortization expense was $3,639 for the year ended December 31, 2024 and $3,639 for the year ending December 31, 2023.

Property and Equipment

Property and equipment are carried at cost. Expenditures for property and equipment are capitalized and depreciated over five to 31.5 years using the declining balance method. When assets are retired or sold, the related cost and accumulated depreciation are removed from the account and any gain or loss arising from such disposition is included as income or expense. Expenditures for repairs and maintenance are charged to expense as incurred. For the year ending December 31, 2024 and 2023, depreciation expense was $16,860 and $25,070, respectively. Fixed assets consisted of:

	2024	2023
Property and Equipment:		
Automobiles and Transportation	$ 47,014	$ 47,014
Leasehold Improvements	25,035	25,035
Advertising Equipment	179,477	192,746
Furniture and Fixtures	31,886	31,886
	283,412	296,681
Accumulated Depreciation	(232,901)	(226,846)
Property and Equipment, net	$ 50,511	$ 69,835

Right of Use Asset

For the year ending December 31, 2024 and 2023, the right of use asset are as follows:

	2024	2023
Right-of-Use Asset	122,046	182,844

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for credit losses that reflects management's estimate of lifetime expected credit losses on outstanding receivables. The allowance is measured using relevant available information about historical credit loss experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. In developing its estimate, the Company considers factors such as customer type, aging of balances, payment history, current and expected economic conditions, and, when applicable, specific reserves for customers with known financial difficulties. Receivables are written off when management determines they are uncollectible, and recoveries of amounts previously written off are recorded when received. Changes in the allowance are recorded in selling, general and administrative expenses in the consolidated statements of operations. The balance of the allowance for credit losses was $0 and $0 at December 31, 2024, and December 31, 2023, respectively.

Financial Instruments

The Company's financial instruments, as defined by FASB ASC subtopic 825-10, Financial Instrument ("ASC 825-10"), include cash, cash equivalents, accounts receivable, accounts payable and note payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2024 and 2023 respectively.

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers" which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenue is recorded.

Nature of Revenues and Performance Obligations

The Company acts as a broker and representative for principals in real estate transactions and derives its revenue primarily from real estate brokerage transactions. A broker's license is required for the representation of principals in real estate transactions and the Company holds such licenses in states nationwide.

The single performance obligation providing brokerage services to buyers and sellers, is satisfied at the closing of escrow and recording of the deed at which point the Company is entitled to its commission. The Company evaluated the principal-versus-agent guidance in ASC 606-10-55 and concluded it is the principal in these transactions; accordingly, revenues are reported gross of commissions and related agent payouts.

Variable Consideration

Commission rebates, referral splits, and promotional credits are forms of variable consideration. Management constrains estimates to the amount not expected to reverse and recognizes adjustments in the same period the underlying revenue is recorded.

Timing of Satisfaction of Performance Obligations

For property sale transactions, revenue is recognized at the closing date, when control of the property transfers to the buyer. This scenario meets the criteria for point-in-time recognition under ASC 606, as the Company's performance obligations are fulfilled at discrete points.

Contract Balances

The Company invoices and collects commissions at closing; therefore no contract assets or contract liabilities exist at any reporting date.

Incremental Costs

Commissions paid to sales agents are incurred and expensed at closing. Because the amortization period for any incremental costs would be less than one year, the Company has elected the practical expedient in ASC 340-40-25-4 not to capitalize these costs.

Disaggregation of Revenue

In accordance with ASC 606-10-50-5, The Company considered whether presenting revenue on a disaggregated basis was necessary for understanding the nature, amount, timing, and uncertainty of revenue and cash flows. Given that revenue is primarily generated from transaction-based commissions with similar economic characteristics, management has concluded that further disaggregation does not provide significant additional insight into the Company's revenue patterns, and has therefore presented revenue as a single line item on the accompanying statements of operations. The Company derives approximately 96% of its revenue from commissions earned on real estate transactions. The remaining 4% of revenue comes from ancillary real estate-related services, including property management fees and long-term rental income, none of which are individually material. These revenues are recognized as performance obligations are satisfied.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 require a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity's income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

Recently Adopted Accounting Pronouncements

In June 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU has updated disclosure requirements for significant segment expense categories that are regularly provided to the Chief Operating Decision Maker (CODM). Previously, companies were only required to report revenues, assets, and certain profit or loss metrics for each segment. The update emphasizes that expenses reported should align with those that are used by the CODM when assessing segment performance. This aligns with the management approach to segment reporting, which bases financial disclosures on how the company's management organizes and evaluates the business. This ASU aims to enhance the transparency and comparability of segment information by offering more granular insights into how key expense categories impact segment performance. This ASU also clarifies existing guidance regarding how public entities should report segment profit or loss. The Company adopted this standard in 2024. See Note 9.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 2 - RESTATEMENT OF PRIOR YEAR REPORTED AMOUNTS

In the Company's 1-K filing as of and for the year ended December 31, 2023, management included Series A preferred shares in its fully diluted loss per share. The preferred shares should have been excluded from the calculation, as the Company had reported a net loss for the year ended December 31, 2023, and inclusion of the preferred shares are anti-dilutive. The earnings per share disclosure has been corrected for the years ended December 31, 2024 and 2023 as reported in this 1-K.

Year Ended December 31,

	As Previously	Restatement Adjustment	Restated 2023

		Reported 2023		
STATEMENT OF OPERATIONS:				
Loss per share (basic)		(0.05)	(0.03)	(0.08)
Loss per share (fully diluted)		(0.08)	-	(0.08)

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 2- RESTATEMENT OF PRIOR YEAR REPORTED AMOUNTS (Continued)

In the Company's 1-K filing as of and for the year ended December 31, 2023, restricted cash was presented as other current assets on the balance sheet and restricted cash was omitted from the statement of cash flows. Management has corrected this on the accompanying balance sheet for 2024 and 2023 by presenting restricted cash on the balance sheet. Management has also presented a restated 2023 statement of cash flows that reconciles cash flows to cash and cash equivalents and restricted cash.

Year Ended December 31,

BALANCE SHEETS:	As Previously Reported 2023	Restatement Adjustment	Restated 2023
ASSETS			
Current assets			
Cash and cash equivalents	$ 160,540	$ -	$ 160,540
Restricted cash	-	354,261	354,261
Accounts receivable, net	61,783	-	61,783
Other current assets	366,802	(354,261)	12,541
Total current assets	589,125	-	589,125
Property and equipment, net	252,679	(182,844)	69,835
Right of use asset	-	182,844	182,844
Intangible assets, net	11,524	-	11,524
TOTAL ASSETS	$ 853,328	$ -	$ 853,328

Year Ended December 31,

CASH FLOWS FROM OPERATING ACTIVITIES:	As Previously Reported 2023	Restatement Adjustment	Restated 2023
Net loss	$ (495,207)	$ -	$ (495,207)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	28,709	-	28,709
Gain on sale of property and equipment	(1,049)	-	(1,049)
Amortization of operating right-of-use asset	-	32,468	32,468
Accrued interest	-	7,518	7,518
Changes in assets and liabilities:			
Accounts receivable	6,721	-	6,721
Other current assets	(87,859)	102,082	14,223
Accounts payable	34,350	-	34,350
Accrued liabilities	(430)	-	(430)
Other current liabilities	230,072	(7,518)	222,554

Change in operating lease liabilities	1,943	(32,468)	(30,525)
Net cash used in operating activities	(282,751)	(102,082)	(180,669)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Gain on sale of equipment	1,049	-	1,049
Net cash flows provided by investing activities:	1,049	-	1,049
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment on auto loan	(6,893)	-	(6,893)
Proceeds on SBA Loan	7,219	-	7,219
Proceeds on related party note payable	40,000	-	40,000
Net repayment on lines of credit	(1,608)	-	(1,608)
Proceeds from sales of common stock	183,803	-	183,803
Net cash provided by financing activities:	222,521	-	222,521
Net increase (decrease) in cash and cash equivalents	(59,181)	102,082	42,901
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	219,721	252,179	471,900
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 160,540	$ 354,261	$ 514,801

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 3 – LOSS PER SHARE, BASIC AND DILUTED

Basic earnings / loss per share has been computed by dividing net earnings /loss available to common shareholders by the weighted average number of common shares outstanding for the period. For the period ending December 31, 2024 the basic and diluted loss per share available to common shareholders has been computed by dividing the net loss of $563,644 by the weighted average of 6,594,004 issued and outstanding common shares. For the period ending December 31, 2023 the basic and diluted loss per share available to common shareholders has been computed by dividing the net loss of $495,207 by the weighted average of 6,379,896 issued and outstanding common shares.

The following potential common shares were excluded from the computation of diluted loss per share because their effect would have been antidilutive: For the period ending December 31, 2024, 467,798 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting. For the period ending December 31, 2023, 483,090 shares of common stock underlying Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) subject to vesting.

NOTE 4 – RESTRICTED STOCK AWARDS

The Company follows Accounting Standards Codification subtopic 718-10, *Compensation* ("ASC 718-10"), which requires that all share-based payments to both employees and non-employees be recognized in the statement of operations based on their fair values.

On January 1, 2023, the Company's board approved and adopted the "2023 AARE Equity Incentive Plan". This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

Restricted stock award transactions during the year ended December 31, 2024 were as follows:

	Shares	Weighted average grant date fair value per share
Unvested at beginning of period	483,090	$ 0.30
Granted	152,408	0.26
Vested	(151,448)	0.30
Forfeited or cancelled RSUs and RSAs	(16,252)	0.30
Unvested at end of period	467,798	$ 0.29

At December 31, 2024 we had approximately $134,846 unrecognized stock-based compensation expenses related to restricted stock awards. The weighted average will be recognized over 5 years. Fair market value of stock-based compensation was determined by an independent third party 409a valuation. The stock-based compensation expense for the years ended December 31, 2023 and December 31, 2024 was $0 and $46,166 respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through December 31, 2024, the Company spent approximately $300,000 on the costs related to our Regulation A offerings, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning

February 1, 2022 until the end of the repayment period which is June 29, 2027. For the period ending December 31, 2023, $7,518 of interest was accumulated. During this period, $0 of principal and $0 of interest was paid during this period. For the period ending December 31, 2024, $11,182 of interest was accumulated. During this period, $0 principal and $0 interest was paid during this period. The Company has the right to pay off the note earlier than the end of the repayment period without penalty. This related party note is classified within Level II of the fair value hierarchy.

Future maturity of the related party note payable at December 31, 2024 is as follows:

2025	$	-
2026		-
2027		305,924
2028		-
2029		-
Thereafter		-
Total	$	305,924

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 6 – OTHER CURRENT LIABILITIES

Other Current Liabilities

The other current liabilities for the years ended December 31, 2024 and December 31, 2023 were as follows:

	2024	2023
Other current liabilities:		
Accrued expenses	$ 33,532	$ 183,190
Income tax payable	2,936	-
Trust account liabilities	442,350	354,261
Total other current liabilities, net of current portion	$ 478,818	$ 537,451

NOTE 7 – DEBT

Lines of Credit
The Company has a $75,000 unsecured business Line of Credit (LOC) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 14.50% and 13.25% as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, $69,382 and $73,776 was outstanding under this LOC.

EIDL Loan
The Company has an Economic Injury Disaster Loan (EIDL) in the amount of $149,900 collateralized by substantially all of the Company's assets. This loan carries a 3.75% interest rate payable over 30 years with a start date of April 29, 2021 and a maturity date of May 28, 2050. As of December 31, 2024 and 2023, $142,912 and $146,227 was outstanding under this EIDL, respectively.

Vehicle Loan
On December 26, 2020, the Company has a vehicle loan for a Lexus RX in the amount of $46,014 that is collateralized by the vehicle. The loan is for a period of 5 years at 1.99% interest rate with a maturity date of December 26, 2025. As of December 31, 2024 and 2023, $10,628 and $20,158 was outstanding under this vehicle loan, respectively.

The debt schedule for the years ended December 31, 2024 and December 31, 2023 were as follows:

	2024	2023
Long Term Debt:		
Note Payable SBA-EIDL loan	$ 142,912	$ 146,227
Note Payable - Lexus	10,627	20,158
Note Payable - Andrew Arroyo	305,924	226,924
Total Long Term Debt	459,463	393,309
Current Portion Long Term Debt	(13,229)	(12,909)
Total Long Term Debt, net of current portion	$ 446,234	$ 380,400

Future maturities of the debts payable at December 31, 2024 are as follows:

2025	$ 13,253
2026	4,475

2027		3,754
2028		3,898
2029		4,046
Thereafter		430,037
Total	$	459,463

NOTE 8 – LEASE LIABILITIES

The following table discloses the lease cost, weighted average, discount rate and weighted average remaining lease terms for operating leases as of December 31, 2023 and December 31, 2024:

	2024	2023
Lease cost:	$ 48,970	$ 61,626
Weighted average remaining lease term:	3.33 years	4.33 years
Weighted average discount rate:	14.5%	14.5%

The average weighted discount rate applied is based on the Company's current line of credit interest rate.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 8 – LEASE LIABILITIES (Continued)

Operating lease expense was $48,970 and $61,626 for the years ended December 31, 2024 and 2023, respectively.

In April 2022, the Company entered into a 24-month lease agreement with expiration date in April 2024 for its corporate office in California. The agreement requires initial base rent payments of approximately $1,881 per month increasing to approximately $1,937 per month. This lease has two extension options for two years each which can extend the lease through April 2028. The Company has exercised one extension and has one remaining exercise option.

Total future operating lease liability commitments for the above non-cancellable leases as of December 31, 2024 and 2023, are as follows:

For the year ended December 31:	
2025	$ 56,432
2026	58,329
2027	28,755
2028	6,543
Total lease payments	150,059
Less: imputed interest	(20,972)
Total	129,087
Less: current portion	(44,139)
Long-term operating lease liabilities at December 31	$ 84,948

NOTE 9 – SEGMENT REPORTING

The Company operates and manages its business as one reportable operating segment. The Company's CODM, the Chief Executive Officer, reviews internal financial information presented and decides how to allocate resources based on net income (loss). Net income (loss) is used for evaluating financial performance. Significant segment expenses include salaries and payroll, legal fees, stock based compensation, audit costs, contract services, rent, and other administrative expenses. The measurement of segment assets is reported on the consolidated balance sheets as total assets. The following table presents the significant segment expenses and other segment items regularly reviewed by our CODM.

	Year Ended December 31,	
	2024	2023
Revenue	$ 7,127,922	$ 7,609,767
Cost of Sales	6,139,251	6,629,745
Gross Profit	988,671	980,022
Operating expenses:		
General and administrative	1,530,188	1,630,392

Total operating expenses	1,530,188	1,630,392
Operating loss	(541,516)	(650,370)
Other income (expense)		
Total other income, net	(19,191)	160,649
Net loss before income tax	(560,707)	(489,721)
Income tax expense	(2,936)	(5,486)
Net loss	$ (563,644)	$ (495,207)

NOTE 10 - INCOME TAXES

Income tax expense consisted primarily of state franchise taxes in jurisdictions where the Company files. The Company recorded no federal current tax expense for the year ended December 31, 2024 due to a full valuation allowance against its net deferred tax assets.

Provision and Rate Reconciliation

For the year ended December 31, 2024, the Company incurred a pretax loss of ($560,708). The difference between the U.S. federal statutory rate of (21.0)% and the Company's effective tax rate of approximately 0.0% primarily relates to the valuation allowance recorded against the federal and state deferred tax assets, partially offset by state/franchise taxes not reduced by net operating loss carryforwards.

A dollar-based reconciliation is presented below:

U.S. federal statutory tax benefit (21% of pretax loss)	$ (117,749)
State and local income franchise taxes	2,936
Change in valuation allowance	114,813
Total income tax expense	$ 2,936

Deferred Tax Assets and Valuation Allowance

Significant components of the Company's gross deferred tax assets ("DTA") consisted of the following as of December 31, 2024:

Federal net operating loss carryforwards	$ 1,610,000
State net operating loss carryforwards	1,270,000
Charitable contribution carryforwards	370,000
Less: Valuation allowance	(3,250,000)
Net deferred tax assets	$ -

Net Operating Losses and Carryforwards

As of December 31, 2024, the Company had U.S. federal net operating loss ("NOL") carryforwards of approximately $1,610,000. Federal NOLs generated in tax years beginning after 2017 have an indefinite carryforward period and are subject to an annual limitation equal to 80% of taxable income in the year of utilization. The Company also had California NOL carryforwards of approximately $1,270,000 that generally expire twenty years after origination. The Company had charitable contribution carryforwards of approximately $370,000, which generally expire after five years for federal and California purposes.

The future realization of DTA is dependent on the Company's ability to generate sufficient taxable income within the carryforward periods. Based on negative evidence, including cumulative losses, the Company has recorded a full valuation allowance against its net DTA. The Company will continue to evaluate the need for a valuation allowance in future periods, and will reduce the allowance when sufficient positive evidence indicates that it is more likely than not that some or all of the DTA will be realized.

Uncertain Tax Positions and Other Matters

The Company had no unrecognized tax benefits as of December 31, 2024, and does not expect material changes within the next twelve months. The Company recognizes interest and penalties related to income taxes in income tax expense. Tax years 2021 through 2024 remain subject to examination by the U.S. federal and applicable state taxing authorities; statutes of limitations for certain states may vary.

Section 382/383 Limitations

Utilization of NOLs and other carryforwards may be limited in the event of an ownership change under Sections 382 and 383 of the Internal Revenue Code and similar state provisions.

The Company will adopt ASU 2023-09 for its fiscal year beginning January 1, 2025 and is evaluating the impact.

ANDREW ARROYO REAL ESTATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Legal proceedings and loss contingencies

The real estate industry is subject to frequent claims and litigation. Buyers and sellers sometimes bring claims against one another and may seek to involve real estate agents and brokers. The Company evaluates pending matters under ASC 450, Contingencies, considering the nature of the allegations, status of the proceedings, advice of outside counsel, and the availability of insurance. A loss is accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a loss is reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, the Company provides disclosure but does not record an accrual. Potential insurance recoveries are recognized as receivables only when probable of recovery and are not netted against recorded loss contingencies.

Current matters

Matter 1 – Bonsall, California (arbitration). A buyer seeks rescission and damages alleging nondisclosure of water intrusion and potential mold by the seller, the HOA/property manager, and others. One of the Company's associates has been named. The Company maintains an errors and omissions ("E&O") policy with limits of $1,000,000 per occurrence, in force since June 9, 2009. Based on the current stage of the settlement discussions and advice of counsel, $18,000 will be accrued as a legal liability in our 2025 financial statements. The Company has not recorded an insurance receivable related to this matter because recovery is not yet deemed probable.

Matter 2 – Utah (litigation; non-E&O). A seller filed a complaint related to a for-sale-by-owner transaction involving a Company associate and a second trust deed of $150,000, naming the associate and the Company and seeking reimbursement and other relief. This matter is not covered by the Company's E&O policy. The Company is engaged in settlement discussions. As of the reporting date, no loss has been accrued because a loss is not considered probable and the amount of any potential loss is not reasonably estimable.

For the second current matter discussed above, the Company cannot reasonably estimate a range of possible loss (or additional loss) as of the reporting date due to the early stage of the proceedings, evolving facts, and uncertainties related to defenses, damages, and insurance coverage determinations. The Company will update its assessments as additional information becomes available.

Resolved matter

San Diego, California (arbitration) — settled and dismissed. In a prior period, a buyer sought rescission in connection with a home purchase. The Company's insurer settled the claim for $385,000 and the case was dismissed. During the year ended December 31, 2024, the Company recognized a $385,000 legal settlement liability and a corresponding insurance receivable of $385,000, resulting in no net impact on earnings. The insurer paid the settlement directly when finalized in 2025; accordingly, there was no cash outflow by the Company related to the settlement.

Other matters and insurance

Other than the matters described above, the Company is not a party to any legal proceedings that management believes are reasonably likely to have a material adverse effect on the Company's financial statements. The Company maintains insurance customary for its industry, including professional, general liability, workers' compensation, employer's liability, property, and other coverages, subject to deductibles, retentions, limits, exclusions, and insurer determinations of coverage. The Company records reserves for retained liabilities and deductibles when probable and reasonably estimable. Management believes recorded reserves are appropriate based on currently available information.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 22, 2025 except for the stock split described below, which the Company evaluated through September 25, 2025, the date on which the accompanying financial statements were available to be issued, and the following two subsequent events took place.

The Company has issued 256,796 new shares through its Regulation A offering and its 2023 Equity Incentive Plan. The Company received $460,000 for the shares sold through its Regulation A offering.

The Company's insurer settled a legal claim for $385,000 and the case was dismissed. In the period of settlement, the Company recognized a $385,000 legal settlement liability and a corresponding insurance receivable of $385,000, resulting in no net impact on earnings. The insurer paid the settlement directly; accordingly, there was no cash outflow by the Company related to the settlement.

On September 24, 2025, the Company adjusted for a 2:1 forward stock split of its common and preferred stock. All share and per-share amounts presented in the accompanying financial statements have been retroactively adjusted to reflect the stock split. The accompanying financial statements have not been retroactively adjusted for the stock split. The stock split had no impact on total shareholders' equity.

Other than the three events described above, the Company concluded that, no material subsequent events have occurred since December 31, 2024, that require recognition or disclosure in the financial statements.

PART III – EXHIBITS

ITEM 16 INDEX TO EXHIBITS

Item No.	Description
2.1[(1)]	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.
2.2[(1)]	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.
2.3[(1)]	Certificate of Merger filed in State of Delaware effective July 31, 2021
2.5[(1)]	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021
2.6[(3)]	Second Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.
2.7[(3)]	Second Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.
2.8[(3)]	Second Amended and Restated Certificate of Designation for Series A Preferred Stock of Andrew Arroyo Real Estate Inc.
3.1[(2)]	2023 Equity Incentive Plan
4.3[(5)]	Form of Subscription Agreement for the Offering
6.1[(2)]	Investment Management Agreement
11[(4)]	Consent of Independent Certified Public Accountants
12[(4)]	Legal Opinion of Law Offices of Craig V. Butler

(1) Incorporated by reference to the Form 1-A filed with the Commission on September 15, 2021.
(2) Incorporated by reference to the Form 1-A filed with the Commission on October 15, 2024.
(3) Incorporated by reference to the Form 1-A filed with the Commission on September 25, 2025.
(4) Incorporated by reference to the Form C filed with the Commission on November 14, 2025.
(5) Filed herewith.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Andrew Arroyo Real Estate Inc.

Dated: April 3, 2026	*/s/ Andrew Michael Arroyo*
	By: Andrew Michael Arroyo
	Its: President and Chief Executive Officer (Principal Executive Officer)
Dated: April 3, 2026	*/s/ Clark Anctil*
	By: Clark Anctil
	Its: Financial Director (Principal Accounting Officer and Financial Officer Principal)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

Dated: April 3, 2026	*/s/ Andrew Michael Arroyo*
	By: Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

77

aare

What is AARE? | Our Track Record | Our Strategy | Perks | Team | FAQs | Discussion | INVEST NOW

HIGH-END REAL ESTATE FOR EVERYDAY INVESTORS

AARE is launching a real estate investment trust (REIT) giving everyday investors access to income-producing commercial real estate.

INVEST NOW

$3.50
Share Price

$1,001*
Min. Investment

Offering Circular | SEC Filings | Investor Education


SELL THEIR BEST PROPERTIES

$3M+	$70M+	250+	2.75B+
Total Raised	Lifetime Revenue	Investors	Volume

WHAT IS AARE?

A SIMPLE WAY TO INVEST IN COMMERCIAL REAL ESTATE

Andrew Arroyo
Founder & CEO



AARE is a diversified real estate investment and services company forming a REIT. Instead of buying, managing, or financing properties yourself, you invest alongside AARE as we acquire and operate income-producing real estate.

- Founded in 2004
- Operating across 25+ U.S. states



- ⊙ Service division already generating income and profit growth
- ⊙ Investment division launching for dividend and asset growth
- ⊙ Designed to generate multiple profit centers and verticals

WHAT IS A REIT?

REAL ESTATE INCOME MADE ACCESSIBLE TO EVERYONE

A Real Estate Investment Trust (REIT) allows investors to pool capital and own real estate together. Instead of having to find, finance, and maintain properties yourself, you own shares backed by real assets. By law, REITs distribute 90% of income to shareholders, which is why many investors use them for cash flow and diversification.





Get our investor deck delivered to your inbox and learn how



AARE plans to buy commercial properties at up to **40% off—before the window closes.**

Enter your email

DOWNLOAD DECK



HOW YOU CAN SEE A RETURN

REAL ESTATE RETURNS WITHOUT THE VOLATILITY

Our professionally managed real estate portfolio is designed to generate income and long-term value. Known for their stability, Real Estate Investment Trusts (REITs) aren't as volatile as other sectors and are historically less affected by daily ups and downs in the market. This offering is an opportunity for:

◉ **Appreciation of Real Estate Interests:** An increase in the value of our real estate property interests.

◉ **Special Dividends from Capital Events:** Special dividends are declared when properties are refinanced or sold, and capital is returned.

◉ **Dividend Income from Rents:** Cash flow from rents provides dividend income, typically quarterly, offering a yield on the current stock price. We aim to transition to monthly dividend payments as soon as possible.

◉ **Stock Price Appreciation:** The stock price can appreciate due to public demand.

◉ **Special Dividends from Real Estate Services:** Our integrated real estate services divisions can generate special dividends upon achieving net income.

A 20+ YEAR TRACK RECORD IN REAL ESTATE

This is the first time we've opened AARE to retail investors, but we're not a new company.

20+

Years of Operating History

$70M

In lifetime Revenue

$2.75B

In Real Estate Transactions

$7M+

In Annual Recurring Revenue

OUR STRATEGY

THE BIGGEST REAL ESTATE RESET SINCE 2008

We believe today's market presents a rare entry point. Rising interest rates and a $4.7 trillion debt wall are forcing commercial owners to sell top properties. Opportunities like this only happen once every decade or more. We're positioning capital to acquire these income-producing assets during this reset, not after prices recover.

Here's why:

- 42% of commercial property loans mature between 2024–2026

- Higher interest rates mean many owners can't refinance

- Many commercial properties are selling at 30–40% discounts from 2022 peak prices

- Forced sales are creating opportunities for well-capitalized buyers

- The FED is cutting interest rates which traditionally stimulates a recovery



APARTMENT BUILDINGS VALUES HAVE FALLEN 25% SINCE QA 2021



HOW AARE MEMBERS GENERATE INCOME
OPERATING INCOME
Residential Services
Commercial Services
Business Services
PROPERTY INCOME
Apartment Rents
Commercial Leases
Property Management
CAPITAL INCOME
Investment Services
Lending
Syndications

DIVERSIFICATION WITH DISCIPLINE

Our diversified approach helps us generate multiple revenue streams and reduce risk.

We participate across:

- Multifamily and commercial real estate investing
- Residential and commercial sales and leasing
- Property management
- Lending and syndications

INVESTMENT BONUSES

BONUS SHARES FOR EARLY INVESTORS

To thank our early investors, we're offering bonus shares on your investment. Use the calculator below to see how much bonus stock you can get.



Bonus **0%** **5%** **10%** **15%**

Amount $1K $2.5K $10K $20K

286	**0%**	**$1,001.00**	**286**
Shares	Bonus	Total Investment	**Total Shares**

INVEST NOW

ADDITIONAL PERKS FOR AARE STOCKHOLDERS



Invest
$2,500+
with semi-annual updates

Receive
5%
Bonus Shares

INVEST NOW



Invest
$10,000+
with quarterly updates

Receive
10%
Bonus Shares

INVEST NOW



Invest
$20,000+
with quarterly updates

Receive
15%
Bonus Shares

INVEST NOW

✓

- ✓ Free e-booklet by the CEO
- ✓ VIP access to leadership, and strategic calls.

✓

- ✓ Free signed book by the CEO.
- ✓ Access to *7 Steps to Powerful Paychecks* audiobook series.
- ✓ VIP access to virtual events, and pre-recorded strategic calls.

✓

- ✓ Free signed book by the CEO.
- ✓ Access to *7 Steps to Powerful Paychecks* audiobook series.
- ✓ Access to *12 Steps to Real Estate Syndication* video series.
- ✓ VIP access to learnership, in person events, and live strategic calls.

YOUR INVESTMENT FUELS THE NEXT STAGE OF GROWTH

We're scaling to capture this rare market moment, acquiring discounted commercial properties across the U.S. and preparing for global growth. Your capital directly supports that mission.

- ◉ **Buying More Properties, Fast**
  Up to 75% of funds will go directly into income-producing commercial buildings.

- ◉ **Expanding Nationwide (and Beyond)**
  Already active in 26 states, we're growing our portfolio in high-opportunity markets.

- ◉ **Positioning for IPO and Public REIT**
  With key legal, audit, and REIT compliance infrastructure already in place, we're building toward a future public listing.



Company's Current Operations   Future Operations In The USA

PURPOSE-DRIVEN PROFITS

why we've adopted a model we call Generous Capitalism® that aligns financial performance with purpose. We apply the faith-based principles of fruit-bearing and ethical stewardship to generate income and manage property costs efficiently. Then we donate up to 20% of net income to vetted charitable causes. This amplifies our impact, and shareholders still benefit from strong, sustainable net income and long-term value creation.

Beyond giving, we strive to create thriving communities. That's why we partner with organizations like Marketplace Chaplains and Apartment Life to provide on-site resident care, host community-building events, and implement support systems that foster connection, well-being, and stability.


Gross Income
Donate 10-20%
Net Income
Top Line Revenue
Cost of Goods & Expenses
Giving per Share G.P.S
Earnings per Share E.P.S


aare
Current & Future Valuation + Growth Forecast

Get our investor deck delivered to your inbox and learn how AARE plans to buy commercial properties at up to **40% off —before the window closes.**

Enter your email

DOWNLOAD DECK

TEAM

BILLION-DOLLAR PORTFOLIOS TO MISSION-DRIVEN BUSINESSES



Andrew Arroyo
Founder & CEO

READ MORE ∨

Andrew has over 25 years of real estate experience. He has led AARE to over $2.75 billion in lifetime real estate transactions and pioneered its mission-driven business model, Generous Capitalism®. Andrew retains 88% ownership, demonstrating deep alignment with investors.



David Snyder
Strategic Investment Partner Operator & Advisor

READ MORE ∨

David brings 40+ years of commercial real estate expertise and has overseen more than $4 billion in multifamily real estate transactions. As founder of Continental Realty Group, he integrates faith-based values into high-level investment strategy.



Nick Bonner
Investment Director

READ MORE ∨

Nick has over 20 years experience as an investor, asset manager, and broker. He has completed 1,000+ transactions, leased 4.5M square feet in space, and completed nearly $900M in volume. He has worked with major institutions like Equity Office Properties and Kilroy Realty on assets valued over $250M. He leads the investment team at AARE and is charged with selecting the best performing investments.



Chuck Welden
Investment Partner Operator & Advisor

READ MORE ∨

With a J.D. and LL.M. in Taxation, Chuck brings over 30 years of multifamily investment and development experience. He helps guide AARE's purpose driven strategy, while also managing a family real estate company with nationwide holdings.



Clark Anctil
Finance Director

READ MORE ∨

Clark has over 12 years of finance experience and has worked with AARE for 5 years. He oversees capital planning, financial modeling, and investor reporting.



Tiffany Mohler
Head of Administration

READ MORE ∨

Tiffany brings 13 years of real estate operations experience and has been with AARE for 8 years. She oversees compliance, internal systems, and HR for the expanding national team.

WHAT YOU NEED TO KNOW

RAISE   COMPANY   OTHER

---

1. What kind of shares are you issuing? ✕

Class A Common Shares

---

2. Where can I find the company's SEC filings? ✕

All of our regulatory filings , including financial reports, can be found <u>here.</u>

---

3. How much are you raising? ✕

Up to $5,000,000 in our currently active Reg CF offering (now open for investments) and up to $72,082,500 in our forthcoming Reg A offering which was filed with the SEC on 9/25/25. Due to the government shutdown on 10/1/25, the Reg A filing has not yet been reviewed or qualified. We will update investors when we launch the Reg A offering once the government shutdown ends and the SEC responds to our filing.

---

4. How will I get a return on my investment? ✕

Investing in early stage companies is risky and there is no guarantee you will get a return on your investment. However, an exit opens up the opportunity where you could convert your shares into cash or a more liquid asset. Exits include going public, getting acquired by a larger company, or our company buying back shares. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits. With that said, AARE's growth strategy directly links to its income generation and shareholder returns. Investors can see returns on AARE stock in five main ways:

• **Appreciation of Real Estate Interests:** An increase in the value of our real estate property interests.

• **Special Dividends from Capital Events:** Special dividends are declared when properties are refinanced or sold, and capital is returned.
• **Dividend Income from Rents:** Cash flow from rents provides dividend income, typically quarterly, offering a yield on the current stock price. We aim to transition to monthly dividend payments as soon as possible.
• **Stock Price Appreciation:** The stock price can appreciate due to public demand.
• **Special Dividends from Real Estate Services:** Our integrated real estate services divisions can generate special dividends upon achieving net income.

---

5. When will I receive my shares? ✕

Shares will be distributed after the investment funds clear. This typically takes around 30 days after the investment.

---

6. Are there higher fees if you invest via credit card vs. ACH? +

7. Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

8. How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

9. How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

10. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

11. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

12. What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

13. When will I get my investment back?

The Common Stock (the "Shares") of [company name] (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

14. Can I sell my shares?

those shares can be sold under certain conditions. The exceptions are sales to:
(i) to the Company;
(ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
(iii) as part of an offering registered under the Securities Act with the SEC; or
(iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

15. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:

The company that issued the securitiesAn accredited investorA family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

16. What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

17. How can I learn more about a company's offering?

All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

18. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

19. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

20. What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

JOIN THE DISCUSSION

Comments for this thread are now closed ×

0 Comments

1 Login ▾

Share

Best Newest Oldest

This discussion has been closed.

Subscribe Privacy Do Not Sell My Data

LOAD ALL COMMENTS







Sources
1. https://www.costar.com/article/1328050268/nearly-half-the-47-trillion-property-debt-market-matures-by-2026
2. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements.

* Past performance is no guarantee of future results. Current performance may be lower or higher than the performance quoted.

** The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ANDREW ARROYO REAL ESTATE INC.
a Delaware corporation

<u>**NOTICE TO INVESTORS**</u>

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE SOMEWHAT ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. CURRENTLY, NO PUBLIC MARKET EXISTS FOR THE SHARES OFFERED HEREUNDER.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PROSPECTIVE INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT. IN ADDITION, THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS. INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(g). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH INVESTOR IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY INVESTOR IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING CIRCULAR OR ANY OF THE OTHER MATERIALS PROVIDED BY THE COMPANY (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS (INCLUDING "TESTING THE WATERS" MATERIALS) AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN

COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUBSCRIPTION AGREEMENT
AND INVESTOR QUESTIONNAIRE

1. <u>SUBSCRIPTION</u>:

(a) The undersigned (the "Subscriber") hereby irrevocably offers to purchase shares of common stock of Andrew Arroyo Real Estate Inc., a Delaware corporation (the "Company") for $3.50 per share (the "Shares"), plus an investor processing fee ("Investor Processing Fee") of 3.5%, or $0.1225 per Share for a total aggregate purchase price as described herein ($1,036.04 minimum investment), which amount, when and if accepted by the Company, will constitute the payment by the Subscriber of the purchase price for the Shares (the "Purchase Price").

b) Subscriber understands that the Shares are being offered pursuant to the Form C Regulation CF Offering Circular dated November 14, 2025 and its exhibits as filed with the Securities and Exchange Commission (the "SEC") on November 14, 2025 (collectively, the "Offering Circular"). The Company will accept tenders of funds to purchase the Shares. The total consideration of the Offering is up to $4,999,999.10 (including the investor processing fee discussed herein). The minimum target offering is $10,001.72 (the "Target Amount")(collectively, the "Offering"). The Offering is being conducted on a best- efforts basis and the Company must reach its Target Amount by April 30, 2026 (the "Target Date"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 30, 2026 will be permitted to increase their subscription amount at any time on or before the Target Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted before April 30, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. As a result, not all investors will receive their Shares on the same date.

(c) This subscription may be accepted or rejected in whole or in part, for any reason or for no reason, at any time prior to the Termination Date, by the Company at its sole and absolute discretion. In addition, the Company, at its sole and absolute discretion, may allocate to Subscriber only a portion of the number of the Shares that Subscriber has subscribed for hereunder. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate. In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to a Subscriber is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 4 hereof, which shall remain in full force and effect.

(d) The terms of this Subscription Agreement shall be binding upon Subscriber and its permitted transferees, heirs, successors and assigns (collectively, the "Transferees"); provided, however, that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge and agree to be bound by the representations and warranties of Subscriber and the terms of this Subscription Agreement. No transfer of this Agreement may be made without the consent of the Company, which may be withheld in its sole and absolute discretion.

2. REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY SUBSCRIBER: The Subscriber hereby represents, warrants and agrees as follows:

(a) By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

(i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(ii)   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(iii)   Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(b) The Shares are being purchased by the Subscriber and not by any other person, with the Subscriber's own funds and not with the funds of any other person, and for the account of the Subscriber, not as a nominee or agent and not for the account of any other person. On acceptance of this Subscription Agreement by the Company, no other person will have any interest, beneficial or otherwise, in the Shares. The Subscriber is not obligated to transfer the Shares to any other person nor does the Subscriber have any agreement or understanding to do so. The Subscriber is purchasing the Shares for investment for an indefinite period not with a view to the sale or distribution of any part or all thereof by public or private sale or other disposition. The Subscriber has no immediate intention of selling, granting any participation in, or otherwise distributing or disposing of any Shares. The Subscriber does not intend to subdivide the Subscriber's purchase of Shares with any person.

(c) The Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. The Subscriber understands that the Company is relying in part on the Subscriber's representations as set forth herein for purposes of claiming such exemptions and that the basis for such exemptions may not be present if, notwithstanding the Subscriber's representations, the Subscriber has in mind merely acquiring the Shares for resale on the occurrence or nonoccurrence of some predetermined event. The Subscriber has no such intention.

(d) The Subscriber, either alone or with the Subscriber's professional advisers (i) are unaffiliated with, have no equity interest in (other than as set forth in the Investor Questionnaire attached hereto), and are not compensated by, the Company or any affiliate or selling agent of the Company, directly or indirectly; (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Shares; and (iii) has the capacity to protect the Subscriber's own interests in connection with the Subscriber's proposed investment in the Shares.

(e) The Subscriber acknowledges receipt of the Regulation CF Offering Circular dated November 14, 2025 (the "Offering Circular"), and each exhibit thereto as indicated therein and acknowledges that the Subscriber has been furnished with such financial and other information concerning the Company, the directors and officers of the Company, and the business and proposed business of the Company as the Subscriber considers necessary in connection with the Subscriber's investment in the Shares. The Subscriber has carefully reviewed the Offering Circular and each exhibit thereto, and is thoroughly familiar with the proposed business, operations, properties and financial condition of the Company, as well as the risks associated with the Company and the investment in the Shares and has discussed with officers of the Company any questions the Subscriber may have had with respect thereto. The Subscriber understands:

(i)   The risks involved in this offering, including the speculative nature of the investment;

(ii) The financial hazards involved in this offering, including the risk of losing the Subscriber's entire investment;

(iii) The lack of liquidity and restrictions on transfers of the Shares; and

(iv) The tax consequences of this investment.

The Subscriber has consulted with the Subscriber's own legal, accounting, tax, investment and other advisers with respect to the tax treatment of an investment by the Subscriber in the Shares and the merits and risks of an investment in the Shares.

(f) Understanding that the investment in the Shares is highly speculative, the Subscriber is able to bear the economic risk of such investment. Subscriber represents that either:

(i) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Subscriber represents and warrants that the information set forth in response to question (c) on the signature page hereto concerning Subscriber is true and correct; or

(ii) The purchase price set out in paragraph (b) of the signature page to this Subscription Agreement, together with any other amounts previously used to purchase Securities in this offering, does not exceed 10% of the greater of the Subscriber's annual income or net worth (or in the case where Subscriber is a non-natural person, their revenue or net assets for such Subscriber's most recently completed fiscal year end).

(iii) Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(g) The Subscriber, if not an individual, is empowered and duly authorized to enter into this Subscription Agreement under any governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like; this Subscription Agreement constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber in accordance with its terms; and the person signing this Subscription Agreement on behalf of the Subscriber is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution, or the like.

(h) The Social Security Number or taxpayer identification shown in this Subscription Agreement is correct, and the Subscriber is not subject to backup withholding because (i) the Subscriber has not been notified that he or she is subject to backup withholding as a result of a failure to report all interest and dividends or ii) the Internal Revenue Service has notified the Subscriber that he or she is not longer subject to backup withholding.

(i) The Subscriber hereby acknowledges and agrees that this Subscription Agreement is an offer by the Subscriber to purchase the Shares, which offer may be accepted or declined by the Company. The Subscriber hereby further acknowledges that this Subscription Agreement does not constitute an offer by the Company to sell securities or a solicitation of an offer to buy securities.

(j) The Subscriber has accurately completed any required forms and questionnaires are presented in the subscription process and incorporated by reference herein.

(k) The Subscriber hereby further acknowledges that the Company has sole discretion over the use of the proceeds of the offering contemplated by the Offering Circular.

(l) Subscriber acknowledges that the price of the Shares to be sold in this offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Subscriber's investment will bear a lower valuation.

(m) By submitting the Subscription and payment, Subscriber hereby authorizes Company and its agent DealMaker Securities LLC's ("Intermediary") affiliates (collectively "DealMaker") to charge Subscribers designated payment method for the investment amount indicated. Subscriber understands this investment is subject to the terms of the Offering and its associated rules and investor protections. Subscriber understands it is not a purchase of goods or services.

(n) Subscriber acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss and confirms that Subscriber has reviewed all offering documents and agree not to dispute this charge with any bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

(o) Subscriber acknowledges that Intermediary has responsibilities pursuant to anti-money laundering legislation and regulations or as to whether any prospective Subscriber poses any risk of money laundering, terrorist financing, or other criminal or suspicious activity, and additional information may be requested of the Subscriber to help Intermediary verify identity of the Subscriber. Subscriber will provide information and documentation requested by Intermediary when and if requested in order to help in its efforts. Subscriber acknowledges that if verification cannot be made the Subscription cannot be presented to Company for acceptance.

3. REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY THE COMPANY: The Company hereby represents, warrants and agrees that the following representations and warranties are true and complete in all material respects as of the date of each Closing: (a) the Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Shares and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business; (b) The issuance, sale and delivery of the Shares in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Shares, when issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable; (c) the acceptance by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Subscription Agreement, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other

laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by the Company's certificate of incorporation, bylaws and the General Corporation Law of the State of Delaware in general.

4. <u>INDEMNIFICATION</u>: The Subscriber hereby agrees to indemnify and defend the Company and its directors and officers and hold them harmless from and against any and all liability, damage, cost or expense incurred on account of or arising out of:

(a) Any breach of or inaccuracy in the Subscriber's representations, warranties or agreements herein;

(b) Any disposition of any Shares contrary to any of the Subscriber's representations, warranties or agreements herein;

(c) Any action, suit or proceeding based on (i) a claim that any of said representations, warranties or agreements were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company or any director or officer of the Company under the Act, or (ii) any disposition of any Shares.

5. <u>GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL</u>. All questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this Subscription Agreement, shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Subscription Agreement and any documents included within the Offering Circular (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the Court of Chancery of the state of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the Court of Chancery of the state of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the documents included within the Offering Circular), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the documents included within the Offering Circular, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND

EXPRESSLY WAIVES FOREVER TRIAL BY JURY. Notwithstanding the forgoing, this choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act and does not apply to claims arising under the federal securities laws. Accordingly, our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and you cannot waive our compliance with these laws, rules, and regulations.

6. <u>SUCCESSORS</u>: The representations, warranties and agreements contained in this Subscription Agreement shall be binding on the Subscriber's successors, assigns, heirs and legal representatives and shall inure to the benefit of the respective successors and assigns of the Company and its directors and officers.

7. <u>NOTICES</u>: Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

ANDREW ARROYO REAL ESTATE INC.
12636 High Bluff Drive Suite 400
San Diego, CA 92130

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>PURCHASE PROCEDURE</u>. The Subscriber acknowledges that, in order to subscribe for Shares, he/she must complete the subscription procedure set forth on https://invest.aare.com, which will include Subscriber: (a) completing this Subscription Agreement; and (b) paying the Purchase Price for the Shares.

9. <u>MISCELLANEOUS</u>. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require. Other than as set forth herein, this Subscription Agreement is not transferable or assignable by Subscriber. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other

jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law. This Subscription Agreement supersedes all prior discussions and agreements between the parties, if any, with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Subscription Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any. All notices and communications to be given or otherwise made to Subscriber shall be deemed to be sufficient if sent by e-mail to such address provided by Subscriber on the signature page of this Subscription Agreement. Unless otherwise specified in this Subscription Agreement, Subscriber shall send all notices or other communications required to be given hereunder to the Company by email to info@aare.com followed by a copy via FedEx or other national overnight courier service. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the e-mail has been sent (assuming that there is no error in delivery). As used in this *Section 9*, the term "*business day*" shall mean any day other than a day on which banking institutions in the State of Delaware are legally closed for business. This Subscription Agreement may be executed in one or more counterparts. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. CONSENT TO ELECTRONIC DELIVERY OF NOTICES, DISCLOSURES AND FORMS. Subscriber understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, "**Communications**") regarding the Company, the Subscriber's investment in the Company and the shares of Common Stock (including annual and other updates and tax documents) may be delivered by electronic means, such as by e-mail. Subscriber hereby consents to electronic delivery as described in the preceding sentence. In so consenting, Subscriber acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Subscriber also acknowledges that an e-mail from the Company may be accessed by recipients other than the Subscriber and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Neither the Company, nor any of its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the "**Company Parties**"), gives any warranties in relation to these matters. Subscriber further understands and agrees to each of the following: (a) other than with respect to tax documents in the case of an election to receive paper versions, none of the Company Parties will be under any obligation to provide Subscriber with paper versions of any Communications; (b) electronic Communications may be provided to Subscriber via e-mail or a website of a Company Party upon written notice of such website's internet address to such Subscriber. In order to view and retain the Communications, the Subscriber's computer hardware and software must, at a minimum, be capable of accessing the

Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format ("**PDF**") file created by Adobe Acrobat. Further, the Subscriber must have a personal e-mail address capable of sending and receiving e-mail messages to and from the Company Parties. To print the documents, the Subscriber will need access to a printer compatible with his or her hardware and the required software; (c) if these software or hardware requirements change in the future, a Company Party will notify the Subscriber through written notification. To facilitate these services, the Subscriber must provide the Company with his or her current e-mail address and update that information as necessary. Unless otherwise required by law, the Subscriber will be deemed to have received any electronic Communications that are sent to the most current e-mail address that the Subscriber has provided to the Company in writing; (d) none of the Company Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event the Subscriber's e-mail address on file is invalid; the Subscriber's e-mail or Internet service provider filters the notification as "*spam*" or "*junk mail*"; there is a malfunction in the Subscriber's computer, browser, internet service or software; or for other reasons beyond the control of the Company Parties; and (e) solely with respect to the provision of tax documents by a Company Party, the Subscriber agrees to each of the following: (i) if the Subscriber does not consent to receive tax documents electronically, a paper copy will be provided, and (ii) the Subscriber's consent to receive tax documents electronically continues for every tax year of the Company until the Subscriber withdraws its consent by notifying the Company in writing.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGE TO FOLLOW]

SUBSCRIBER CERTIFIES THAT HE/SHE/IT HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE SUBSCRIBER HEREIN IS TRUE AND COMPLETE.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED. THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE SUBSCRIBERS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT, IN WHOLE OR IN PART, FOR ANY REASON OR FOR NO REASON, ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE SUBSCRIBER LESS THAN THE DOLLAR AMOUNT OF SECURITIES SUCH SUBSCRIBER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

[SIGNATURE PAGE TO SUBSCRIPTION AGREEMENT]

Andrew Arroyo Real Estate Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Common Stock of Andrew Arroyo Real Estate Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class A Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Andrew Arroyo Real Estate Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                      (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

                                            By:

                                                 (Signature)

                                            Name of Signing Officer (if Entity):

                                            Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Andrew Arroyo Real Estate Inc.'s offering.

I certify that:

      1. I, , am the trustee of the ("Trust") (the "**Trustee**")

      2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Andrew Arroyo Real Estate Inc.'s offering;

      3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

      4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

ANDREW:

As we speak, a $4 trillion wave of debt is forcing the biggest players in real estate to sell their best properties at deep discounts.

This is the kind of market correction that only happens about once every 15 years, and even then it's usually captured by a closed system of insiders.

But for the first time, everyday investors like you have a chance to capitalize on it.
NICK (VO):

Ok, timeout.

At this point, you're probably thinking, This sounds too good to be true.

NICK (REVEAL)

And if you are, I'll let you in on a secret to how that system works. The best deals in real estate? Most investors never see them.
NICK:

They're not listed publicly. You won't find them on websites. A bank calls a broker, that broker calls their top client, and the property is sold. It's a closed loop.

But recently, that system created a massive opening.

During the pandemic, the biggest players bought billions in real estate when interest rates were at historic lows.

Now, those loans are coming due when rates are significantly higher, kicking off a downturn we haven't seen since 2008.

Owners can't refinance, so they're being forced to sell prime properties at 20–40% discounts.
ANDREW:

That's where AARE comes in.

We're a diversified real estate company with a 300-person national team handling everything from sales, investments, property management, and mortgage lending.

We've combined our service and investment expertise to form a Real Estate Investment Trust, or REIT, that allows everyday investors just like you to acquire these institutional-grade properties with us. Top operators across the US -the professional real estate firms, firms who buy, manage, and improve large properties - bring us their best opportunities because they know we can execute quickly and reliably.

By using the capital from this raise, we can buy an ownership share in these deals and take on less debt than the over-leveraged owners who are now forced to sell. This conservative approach is central to our strategy.
NICK:

But this is also our chance to fix a broken industry.

Most investment models are built for short-term gain, not long-term value. We built AARE to be different, and now we're attracting attention from some of the most respected, mission-driven investment firms in the country.
LYNSEY'S TESTIMONIAL:

Apartment life exists to eradicate loneliness in the multifamily industry. We do this through welcoming every resident to the community and being their ambassador on site. We invite them to the events and find out what their likes and what they're interested in, and connect them to other residents and create a sticky community, they want to be a part of.
We work with businesses that deliver both strong financial returns and lasting community impact. In real estate, that's difficult. Most funds have about a five year life, so any good work gets completely uprooted when that property sells. And that's where our partnership comes in. AARE's model is different. It's built to last. The long term structure is what allows for real, sustainable community building, which we believe is not only the right thing to do, but also the smartest way to create lasting value.

NICK:

This is a fundamental part of how we aim to deliver both financial and social returns. It's how we've attracted over $3 million from over 250 shareholders strictly by word-of-mouth. That early belief is why we

spent the last five years paving the groundwork to operate as a public
company, completing the advanced framework, audits and SEC filings
required to build this for the long run.

ANDREW:
Where you invest your money matters. It can either fuel a broken
system or build a better one.
Join us and, together, let's build with purpose.
Invest in AARE today!

RETAIL INVESTOR PRESENTATION

Legal Disclaimer

An investment in Andrew Arroyo Real Estate Inc., a Delaware corporation ("AARE"), involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of AARE and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. AARE is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturn, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than developed companies. You should consider general risks as well as specific risks when deciding to invest. An investment in any of the real estate funds or syndications managed by AARE Investment Management, LLC, a Delaware LLC, and/or Andrew Arroyo Investments, LLC, a Registered Investment Advisor, and/or Andrew Arroyo Real Estate, Inc., a Delaware corporation, (collectively, "AARE") involves risk. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. When offering Regulation D offerings, the offer and issuance of the Securities to the Subscriber is being made pursuant to the exemption from the registration provisions of the 1933 Act afforded by Section 4(2) or Section 4(6) of the 1933 Act and/or Rule 506 of Regulation D promulgated thereunder. When offering Regulation A offerings, AARE is "testing the waters" under the Securities Act of 1933, to gauge market demand from potential investors for an Offering under Tier II of Regulation A. This process allows companies to determine whether there may be interest in an eventual offering of its securities. AARE is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (the "Commission") and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Statement that has been qualified by the Commission. "Share" or "Stock" refers to common stock of AARE. This communication does not constitute a solicitation to purchase or an offer to sell securities. The information herein may contain forward-looking statements and information relating to, among other things, AARE's business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to AARE's management. The words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. AARE does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Why now is the right time to invest with AARE

Market Opportunity

- Commercial properties are "on-sale".

- Commercial buildings are selling at a 20–40% discount from peak prices (in 2022).

- ~$4.7 trillion* debt wave. 42% of all commercial property loans will mature in 2024-2026.

- Due to higher interest rates, many commercial owners are not able to refinance.

- Numerous case studies of both small and large portfolio managers are selling at a discount.

- ~$40 trillion* global market opportunity: AARE is primed to capture market share.

* Source: costar.com and epra.com



Retail Investor Opportunity

Unique Position

- First time retail/crowdfunding ever offered.

- De-risked entry position: stable operating history, collateral assets, and recurring revenue. Set to produce positive EBITDA and dividends soon.

- No significant ongoing burn rate.

- Annual recurring revenue ($7+million ARR).

- Due to Founder owning over 80% of shares, dilution to new and existing shareholders minimized.

- Attractive lifetime value (LTV) / customer acquisition cost (CAC) ratio multiple.



Retail Investor Opportunity

Unique Position (Continued)

- Strong market position. Leader in the movement.

- Steady growth rate. Reliable revenue streams.

- Demonstrated management expertise. Efficient operations. Strong team in place with structure.

- Proven product-market fit. Solid plan for scaling.

- Favorable ground floor valuation and position in the capital stack.

- Several formational public company expenses already incurred. Many foundational IPO and REIT readiness milestones already achieved.

- Efficient use of capital.



aare

Current & Future Valuation + Growth Forecast

Current & future valuation

Valuation & Opportunity For Potential Future Valuation Increase



AARE Value:

$39 million valuation (pre)

~ 11 million shares outstanding

$3.50 share price

$108.5 million valuation (post)*

~ 31 shares outstanding

*Based on maximum raise of $4,999,999 from our Reg CF offering and $72,082,500 from our forthcoming Reg A offering.



3x-100x increase:

$300 million - $35 billion valuation

Public brokerage stocks to analyze:

Residential: COMP, EXPI, HOUS, RMAX, RDFN

Commercial: JLL, CBRE, NMRK, CIGI, CWK, MMI



100x increase:

$40 - 120 billion valuation

Public REIT stocks to analyze:

PLD, AMT, EQIX, CCI, PSA, SPG, O

Services & Investment Revenue – 5 Year Forecast

Services & Investment Divisions Growth Forecast

Services & Investment Divisions Growth Forecast

With the funding of our REIT financing and the completed expansion into 25 additional states, we anticipate more hyper growth. Our target is to exceed our historical growth rates in the current decade between 2025-2035.

The figures in this slide assume:

1. The maximum raise of our current Reg CF of $4,999,999 and the maximum raise of our forthcoming Regulation A offering of $72,082,500.

2. Cash flow returns based on the raised capital invested into income producing properties at a 5% cap rate.

3. A growth rate of 20% year over year for 5 years in our services division.

These projections are not a guarantee of results. See our offering circular and the risk factors section for details.



Year	Revenue
2025	$8M *Est.
2026	$10M *Est.
2027	$16M *Est.
2028	$24M *Est.
2029	$32M *Est.

Road to IPO Milestones

- Raised $3 million strictly by word of mouth.

- 250+ common shareholder base which qualifies company to become an investment trust (REIT).

- Delaware corporate structure in place with REIT and IPO readiness. PCAOB audits complete.

- Strategic partnerships with national operators.

- Revenue positive, already operating in 25 states.

- IPO & REIT readiness includes legal, tax, audit, equity comp, transfer agent, SEC filings and compliance providers in place ready to go.



Who's already on-board and who's coming on-board?

Service Providers | Meet our best in class partner providers

TAX (REIT)



Ernst Young,
REIT Tax & Compliance

AUDITOR



RJI International,
PCAOB Auditors

EQUITY COMP



Equity Compensation,
Executive Services

LEGAL (REIT)



REIT Expert Counsel

TAX (CORP)



CohnReznick,
Corp Tax & Compliance

BROKER DEALER



Broker Dealer Services

TRANSFER AGENT



Shareholder Services

LEGAL (SEC FILINGS)



Law Office of Craig V. Butler

*Certain providers listed above are already in place and certain providers have been identified as the provider of choice and will begin their services once our current round of financing is complete.

aare

Competitive Advantages

Simple Entity Structure



Operating Partnership

Set up as a Delaware Limited Partnership.





Investment Operations

Our investment operations will be formed as a Maryland C-Corp set up to be qualified as a real estate investment trust (REIT) with our existing 250+ shareholder base.



Service Operations

Our service operations are formed as a Delaware C-Corp set up to be a taxable subsidiary (TRS), a wholly owned subsidiary of the real estate investment trust (REIT).

Company Overview

Who: AARE is a diversified real estate investment and services company forming a real estate investment trust (REIT).

What: Our services include residential, commercial, investments, property management, lending, syndication, and businesses.

When: Founded in 2004, AARE has a 20+ year track record and history of delivering positive results for investors and clients.

Where: We are licensed and established in 25 states across America. We are ready to grow into international markets.

Why: Our members, clients and investors are attracted to our unique faith driven Generous Capitalism® business model.

How: With this round of financing we will scale across the nation deploying our proven business model.

What’s our edge?

Competitive Advantages

Advantage #1: **Proven Track Record: High Performance**

Advantage #2: **Experienced Investment & Service Operators**

Advantage #3: **Diversified Services & Revenue Sources**

Advantage #4: **Generosity Based Business Model**

Advantage #5: **High Growth Potential: Global Reach**

Advantage #6: **Tax Efficiency: Multiple Tax Benefits**

Advantage #7: **Intellectual Property**

Proven Track Record: High Performance Results
Investment Operators Historical Performance KPI

LP Average IRR Return %

Our operators have been deeply vetted and provide the best-of-the-best return and impact profiles nationwide.

Multiple of Invested Capital

The average MOIC per deal in the past 20 years of our top operators was more than 2x the original capital invested (after fees, net returns).

National Partner Operators

Our partner operator network provides maximum geographic and asset type diversification providing risk management.

*Past performance is not indicative of future results.

>20%
LP AVERAGE IRR

Avg. Track Record = 20+ Years

100,000+ Owned Units

Avg. Deal Size = $40 million

>2x
Multiple of Invested Capital

Total Network AUM = $5B+

Top Operators = $1B+ AUM

Average AUM Per Operator = $200M

>25
National Partner Operators

Total National Network = 25+

Nationwide coverage

Sunbelt and midwest focus

Proven Track Record: High Performance Results
Service Operations Historical Performance KPI

Sales Volume Increase

We have total lifetime sales volume of $2.75 billion with $1.5+ billion coming in over the last five years alone.

Revenue Growth Increase

We have cumulative lifetime revenue over $70 million with $40+ million coming in over the last 5 years alone.

Member Count Growth

We have grown our member count nationwide to approximately 300 members.

*Past performance is not indicative of future results.

2.75B
Lifetime Sales Volume

Last 5 Year Sales = $1.5+ Billion

5,000+ Properties Sold

Scaling across US

70M
Cumulative Lifetime Revenue

Last 5 Years = $40+ Million

Gave $1,000,000+ to charity

Diversified services

300
Member Count Growth

National Member Count = 300

Shareholder Base = 250+

25 states and growing

Experienced Service Operations: Executive Spotlight



GROWTH

ANDREW ARROYO

Andrew has over 25 years of real estate experience. He has led AARE to over $2.75 billion in lifetime real estate transactions and pioneered its mission-driven business model called Generous Capitalism®. He founded AARE 20 years ago.



FINANCE

CLARK ANCTIL

Clark has more than 12 years of finance experience and has worked with AARE for 5 years. He oversees capital planning, financial modeling, and investor reporting.



INVESTMENTS

NICK BONNER

Nick has more than 20 years experience as an investor, asset manager, and broker. He has completed 1,000+ transactions, leased 4.5M square feet in space, and completed nearly $900M in volume. He leads the investment team at AARE.

ADMINISTRATION

TIFFANY MOHLER

Tiffany brings 13 years of real estate operations experience and has been with AARE for 8 years. She oversees the compliance, internal systems, and HR for the expanding national team.

Experienced Investment Operators: Advisor Spotlight

David Snyder



David's expertise comes from more than 41 years of commercial real estate investment experience through his founding company, Continental Realty Group. Headquartered in Littleton, Colorado, Continental Realty Group is founded and operated on biblical principles that involve an active participation in the social and spiritual development of its fund investors, partners, residential clients, and corporate staff. Conducting more than $4B in multifamily real estate investments, David has governed all phases of real estate investment for pension funds, insurance, family office partners, private equity partners and CRG sponsored funds. Continental Realty Group's economics research system is renowned for their comprehensive predictive analytical processes in the multifamily industry.

Chuck Welden, III



Chuck holds a B.S. from the University of Alabama in Commerce and Business Administration, a J.D. from George Washington University School of Law, and LL.M in Taxation from New York University School of Law. After practicing law at the Birmingham law firm of Burr & Forman, Chuck joined WeldenField, a Birmingham-based family real estate company. He focuses on alternative investments and real estate opportunities that include both acquisition and development in multifamily, single family, hotel, active adult, and land. He currently serves on the Board of the Alabama Wildlife Federation and the National Christian Foundation of Alabama.

Competitive Advantage #3

Diversified Services & Revenue Sources

SERVICES INCLUDE:

Real Estate Investment Trust (REIT)

Management of real estate investments and partner interests in real estate holdings nationwide.

Commercial Real Estate

Representing investors in purchases and sales of multifamily apartment buildings, retail, office, medical, industrial, and other commercial properties.

Residential Real Estate

Representing homeowners in purchases and sales of single family homes, condominiums, townhomes, manufactured homes and land.

USA and global real estate market stats (total addressable commercial assets):

USA = $26.8 trillion* total market
Global= $39.8 trillion* total market

*Source: clarionpartners.com and epra.com


aare

Property Financing

Originating loans for residential and commercial clients. This includes conventional loans, FHA, VA and a variety of other loan products.

Property Management

Residential and commercial property management services for individuals, families, funds, trusts, and a variety of public/private equity groups.

Business Opportunities

Representing business owners in the purchase and sale of business opportunities.

Syndications

Management of private equity syndications and separately managed accounts to help clients build wealth through real estate holdings.

***Our niche is our hybrid business model that participates in residential and commercial real estate, lending, property management, business opportunities, and syndications.**

Competitive Advantage #4

Generous Capitalism® - A New Business Model

Our Members “Live to Give” NOT “Give to Get”


Gross Income
Donate 10-20%
Net Income
Top Line Revenue
Cost of Goods & Expenses
Giving Per Share G.P.S.
Earnings Per Share E.P.S.

*Our company policy is to give up to 20% of our net income to charity. Net income is defined as top line revenue-Cost of goods sold-Expenses=Net income.

Competitive Advantage #5

Nationwide Reach & Global Expansion Scalability



COMPANY'S CURRENT OPERATIONS

FUTURE OPERATIONS IN THE USA

National Operations: 25 States
Global Opportunity: 50+ Countries

AARE was founded by Andrew Michael Arroyo. Arroyo started his career as a real estate appraiser's assistant in 1996. By 1999, Arroyo held a real estate sales license and a real estate appraisal license and started making the transition from appraisals to sales. In 2004, AARE was launched. Now, we have hundreds of members (agents, lenders, brokers, managers, and staff) to help us keep everything running smoothly. We have successfully grown into 25 states and recently developed a scalable business model that allows for growth in all 50 states as well as worldwide.

Competitive Advantage #6

Tax Efficiency & Multiple Tax Benefits

BENEFITS INCLUDE:

No Corporate Income Tax (C-Corp REIT)

C-corps IRS qualified to be taxed as a REIT pay no corporate income tax. Dividend payouts are required.

Deferred Cap Gains (1031)

When exchanging like-kind property capital gains can be deferred on both the federal and state tax level.

721 Exchange (aka UpREIT)

An investor can contribute property into our REIT in exchange for shares in a 721 exchange which allows for similar tax treatment as a 1031 exchange.

Taxable REIT Subsidiaries (TRS)

The ability to break out our taxable service subsidiaries that would compromise the REIT status with the IRS but still have them contribute toward valuation and dividends.


aare

One 1099-DIV (not a pile of K-1's)

Rather than collecting multiple K-1s from each syndication or fund, investors have the benefit of receiving one annual 1099-DIV.

Depreciation of Assets

We lower the taxable income through real property depreciation. Accelerated depreciation techniques include DDB, SYD, Section 179, and cost segregation.

Estate Transfer Friendly

For shareholders who exchange properties into the REIT via 721 exchange this provides a share based structure to fairly divide interests among beneficiaries.

401(k), IRA, DAF, ERISA, UBIT Friendly

We allow tax deferred accounts to invest with us (certain investment minimums). We also manage private equity syndications and separately managed accounts to help clients build wealth through real estate holdings.

*Our hybrid business model combines owning real estate investments with providing real estate services which results in maximizing tax benefits available per the IRS tax code.

Competitive Advantage #7

IP - Education, Media, Tech & Future Potential Patents





aare
REAL CASHFLOW
TOP DOLLAR
REAL ESTATE INSIGHT

1 Education, Media, Tech

We have created a media library, education tools and developed three broadcast ready programs, all real estate related shows that focus on real estate and financial news.



2 Trademarks

We own several trademarks and service marks including AARE®, Real Cash Flow®, Top Dollar TV®, Real Estate Insight®, Generous Capitalism®, and 7 Steps to a Paycheck®.



3 Future Potential Patents

We continue to research and develop technology systems in house related to real estate and finance with a goal to produce proprietary systems and products we can patent.

Additional Benefits – Beyond Our Competitive Advantages

Benefit #1:   Our Culture & What We Stand For

Benefit #2:   Legitimate Community Impact

Benefit #3:   Privileged Access to Institutional Grade Investments

Benefit #4:   Pure Play – Passive Real Estate Income

Benefit #5:   Regular Cash Flow & Dividends

Benefit #6:   Diversification & Risk Mitigation

Benefit #7:   Inflation Resistant

About our company

Values Aligned Culture

MISSION DRIVEN

Our mission is to pioneer Generous Capitalism®. Our vision is to bear *fruit* which is a biblical principle that means to *yield positive results for* our clients, members, investors and God.

CLEAR VALUES

Our values include faith, relationships, accountability, integrity, truth, honesty, trust, standards of excellence, communication, work–life balance, morals, ethics, loyalty, gratefulness, success and rewards.

REAL SUCCESS

Real financial success comes by mastering your behavior and skills. We believe you can experience successful financial outcomes by combining your God given talents with righteous actions.

FAITH
RELATIONSHIPS
ACCOUNTABILITY
INTEGRITY
TRUTH
HONESTY
TRUST
STANDARDS OF EXCELLENCE
COMMUNICATION
WORKLIFE
BALANCE
MORALS
ETHICS
LOYALTY
GRATEFULNESS
SUCCESS

End of Presentation

Conclusion | Invest Today

Thank you for your support and consideration.

Invest today at invest.aare.com



Buying AARE stock gives you access to high quality institutional grade properties usually reserved for the super wealthy. For the first time ever we are making it accessible to everyday investors.

My name is Andrew Arroyo. I'm the CEO and founder of AARE. Today, I want to talk to you about timing the real estate market and why I believe right now is the prime time to buy commercial real estate.

Overall, property values are less than they were a few years ago. When commercial real estate cools off, which is not often, inventory builds——
properties either fail to sell or take much longer on the market to sell—— which means there are less buyers, and if there is any significant vacancy——— cash flow starts to dwindle. these are prime buying opportunities.

That's where AARE comes in. because we have been very patient and disciplined through this cycle and we didn't buy a bunch of properties at the top of the market like so many of our competitors. we have the opportunity to enter this next cycle at a very favorable cost basis and entry point. As the old adage goes, buy low and sell high. But In order to buy low, the market has to give you the opportunity to buy low, that is exactly what we are seeing right now.

These windows of golden opportunity historically only last a couple of years, the best deals usually get sold off in the first 6 to 18 months—— but if the overall economy were to get worse and it could——— that would actually provide even more opportunity for us to buy at even better prices.

The market is giving us all a rare opportunity to buy into commercial deals at great prices. Time is of the essence.

Let's invest together.